UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______to_______
Commission File Number: 001-36099

CHERRY HILL MORTGAGE INVESTMENT CORPORATION
(Exact name of registrant as specified in its charter)

Maryland **(State or other jurisdiction of incorporation or organization)**	**46-1315605** **(I.R.S. Employer Identification No.)**
4000 Route 66, Suite 310 **Tinton Falls, New Jersey** **(Address of principal executive offices)**	**07753** **(Zip Code)**

(877) 870 – 7005
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	CHMI	New York Stock Exchange
8.20% Series A Cumulative Redeemable Preferred Stock, $0.01 par value	CHMI-PRA	New York Stock Exchange
8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value	CHMI-PRB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

The aggregate market value of the registrant's common stock, $0.01 par value per share, at June 30, 2025, held by those persons deemed by the registrant to be non-affiliates (based upon the closing sale price of the common stock on the New York Stock Exchange on June 30, 2025) was approximately $97.4 million. Shares of the registrant's common stock held by each executive officer and director and by each entity or person that, to the registrant's knowledge, owned 10% or more of the registrant's outstanding common stock as of June 30, 2025, have been excluded from this number in that these persons may be deemed affiliates of the registrant. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

On March 5, 2026, the registrant had a total of 36,739,538 shares of common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement on Schedule 14A relating to its 2026 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission by no later than April 30, 2026, are incorporated by reference into Part III, Items 10 through 14, inclusive, of this Annual Report on Form 10-K as indicated herein.

TABLE OF CONTENTS

GLOSSARY

This glossary defines some, but not all, of the terms that we use elsewhere in this Annual Report on Form 10-K. In this Annual Report on Form 10-K, unless specifically stated otherwise or the context otherwise indicates, references to "we", "us", "our", the "Company" or "CHMI" refer to Cherry Hill Mortgage Investment Corporation, a Maryland corporation, together with its consolidated subsidiaries; and references to the "Operating Partnership" refer to Cherry Hill Operating Partnership, LP, a Delaware limited partnership.

"**Agency**" means a U.S. Government agency, such as Ginnie Mae, or a GSE.

"**Agency RMBS**" means RMBS issued by an Agency or for which an Agency guarantees payments of principal and interest on the securities.

"**ARM**" means an adjustable-rate residential mortgage loan.

"**ASC**" means an Accounting Standards Codification.

"**ASU**" means the Accounting Standards Update issued by the FASB.

"**CFTC**" means the U.S. Commodity Futures Trading Commission.

"**CMO**" means a collateralized mortgage obligation. CMOs are either loss share securities issued by a GSE or structured debt instruments representing interests in specified pools of mortgage loans subdivided into multiple classes, or tranches, of securities, with each tranche having different maturities or risk profiles.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**credit enhancement**" means techniques to improve the credit ratings of securities, including overcollateralization, creating retained spread, creating subordinated tranches and insurance.

"**ESG**" means environmental, social, and governance.

"**Excess MSR**" means an interest in an MSR, representing a portion of the interest payment collected from a pool of mortgage loans, net of a basic servicing fee paid to the mortgage servicer.

"**FASB**" means the Financial Accounting Standards Board.

"**Fannie Mae**" means the Federal National Mortgage Association.

"**Federal Reserve**" means the U.S. Federal Reserve.

"**Freddie Mac**" means the Federal Home Loan Mortgage Corporation.

"**GAAP**" means U.S. generally accepted accounting principles.

"**Ginnie Mae**" means the Government National Mortgage Association, a wholly-owned corporate instrumentality of the United States of America within the U.S. Department of Housing and Urban Development.

"**GSE**" means a government-sponsored enterprise. When we refer to GSEs, we mean Fannie Mae or Freddie Mac.

"**hybrid ARM**" means a residential mortgage loan that has an interest rate that is fixed for a specified period of time (typically three, five, seven or ten years) and thereafter adjusts to an increment over a specified interest rate index.

"**inverse IO**" means an inverse interest-only security, which is a type of stripped security. These debt securities receive no principal payments and have a coupon rate which has an inverse relationship to its reference index.

"IO" means an interest-only security, which is a type of stripped security. IO strips receive a specified portion of the interest on the underlying assets.

"MBS" means mortgage-backed securities.

"mortgage loan" means a loan secured by real estate together with the right to receive the payment of principal and interest on the loan (including the servicing fee).

"MSR" means a mortgage servicing right. An MSR provides a mortgage servicer with the right to service a mortgage loan or a pool of mortgages in exchange for a portion of the interest payments made on the mortgage or the underlying mortgages. An MSR is made up of two components: a basic servicing fee and an Excess MSR. The basic servicing fee is the amount of compensation for the performance of servicing duties.

"non-Agency RMBS" means CMOs that either are loss share securities issued by a GSE or are not issued or guaranteed by an Agency, including investment grade (AAA through BBB rated) and non-investment grade (BB rated through unrated) classes.

"REIT" means a real estate investment trust under the Code.

"residential mortgage pass-through certificate" is a MBS that represents an interest in a "pool" of mortgage loans secured by residential real property where payments of both interest and principal (including principal prepayments) on the underlying residential mortgage loans are made monthly to holders of the security, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans that underlie the security, net of fees paid to the issuer/guarantor and servicer.

"RMBS" means an Agency residential MBS or a non-Agency residential MBS.

"Servicing Related Assets" means Excess MSRs and MSRs.

"SIFMA" means the Securities Industry and Financial Markets Association.

"stripped security" is an RMBS structured with two or more classes that receives different distributions of principal or interest on a pool of RMBS. Stripped securities include IOs and inverse IOs.

"TBA" means a forward-settling Agency RMBS where the pool is "to-be-announced." In a TBA, a buyer will agree to purchase, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date.

"TRS" means a taxable REIT subsidiary.

"UPB" means unpaid principal balance.

"U.S. Treasury" means the U.S. Department of Treasury.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Cherry Hill Mortgage Investment Corporation (together with its consolidated subsidiaries, the "Company", "we", "our" or "us") makes forward-looking statements in this Annual Report on Form 10-K within the meaning of the Private Securities Litigation Reform Act of 1995 (as set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). For these statements, the Company claims the protections of the safe harbor for forward-looking statements contained in such Sections. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the Company's control. These forward-looking statements include information about possible or assumed future results of the Company's business, financial condition, liquidity, results of operations, plans and objectives. When the Company uses the words "believe", "expect", "anticipate", "estimate", "plan", "continue", "intend", "should", "could", "would", "may", "potential" or the negative of these terms or other comparable terminology, the Company intends to identify forward-looking statements. Forward-looking statements involve numerous risks and uncertainties. Our actual results may differ materially from our beliefs, expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Statements regarding the following subjects, among others, may be forward-looking:

- the Company's investment objectives and business strategy;

- the Company's exposure to future litigation, regulatory proceedings and governmental investigations;

- the Company's ability to raise capital through the sale of its equity and debt securities and to invest the net proceeds of any such offering in the target assets, if any, identified at the time of the offering;

- the Company's ability to obtain future financing arrangements and refinance existing financing arrangements as they mature;

- the Company's expected leverage;

- the Company's expected investments and the timing thereof;

- the Company's ability to acquire Servicing Related Assets and mortgage and real estate-related securities;

- the Company's ability to make distributions to holders of the Company's common and preferred stock;

- the Company's ability to compete in the marketplace;

- the Company's ability to hedge interest rate risk and prepayment risk associated with its assets;

- market, industry and economic trends;

- recent market developments and actions taken and to be taken by the U.S. Government, the U.S. Treasury, the Board of Governors of the Federal Reserve System, Fannie Mae, Freddie Mac, Ginnie Mae and the U.S. Securities and Exchange Commission ("SEC");

- mortgage loan modification programs and future legislative actions;

- the Federal Reserve's potential changes in interest rates;

- the Company's ability to qualify and maintain qualification as a REIT under the Code and limitations on the Company's business due to compliance with requirements for maintaining its qualification as a REIT under the Code;

- the Company's ability to maintain an exception from the definitions of "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), or otherwise not fall within those definitions;

- projected capital and operating expenditures;

- availability of qualified personnel; and

- projected prepayment and/or default rates.

The Company's beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to it or are within its control. If any such change occurs, the Company's business, financial condition, liquidity and results of operations may vary materially from those expressed in, or implied by, the Company's forward-looking statements. Important factors, among others, that may cause the Company's actual results, performance, liquidity or achievements to differ materially from those expressed or implied by the Company's forward-looking statements include:

- the factors referenced in this Annual Report on Form 10-K, including those set forth under "Item 1. Business" and "Item 1A. Risk Factors" of Part I and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II;

- general volatility of the capital markets;

- deterioration in domestic and global economic conditions or failure of conditions to improve as anticipated;

- regulatory and legal developments;

- inflationary trends could result in further interest rate increases or sustained higher interest rates for longer than expected periods of time, which could lead to increased market volatility;

- changes in the Company's investment objectives and business strategy;

- availability, terms and deployment of capital;

- availability of suitable investment opportunities;

- the Company's ability to operate its licensed mortgage servicing subsidiary and oversee the activities of such subsidiary;

- the Company's ability to manage various operational and regulatory risks associated with its business;

- changes in the Company's assets, interest rates or the general economy;

- increased rates of default and/or decreased recovery rates on the Company's investments, including as a result of the effects of more severe weather and changes in traditional weather patterns;

- changes in interest rates, interest rate spreads, the yield curve, prepayment rates or recapture rates;

- limitations on the Company's business due to compliance with requirements for maintaining its qualification as a REIT under the Code and the Company's exception from the definitions of "investment company" under the Investment Company Act (or of otherwise not falling within those definitions);

- the degree and nature of the Company's competition, including competition for the residential mortgage assets in which the Company invests; and

- other risks associated with acquiring, investing in and managing residential mortgage assets.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements apply only as of the date of this Annual Report on Form 10-K. Except as otherwise may be required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

SUMMARY OF PRINCIPAL RISK FACTORS

Investing in the Company's securities involves risks. The following is a summary of the principal factors that make an investment in the Company speculative or risky, all of which are more fully described below in Item 1A. "Risk Factors" of this Annual Report on Form 10-K. This summary should be read in conjunction with the "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks facing the Company's business. In addition to the following summary, you should consider the information set forth in the "Risk Factors" section and the other information contained in this Annual Report on Form 10-K.

The Company's business of investing in mortgage related assets involves substantial risks, including:

- The Company uses third-party servicers to directly service the loans underlying its Servicing Related Assets which exposes the Company to the risk that such third-party servicers fail to comply with applicable law, including data protection and privacy laws, and the requirements of the Agencies that own those loans.

- Relatively high rates of prepayments on residential mortgage loans adversely affect the values of the Company's assets.

- The Company relies on financial modeling to value its Servicing Related Assets.

- The Company cannot predict the impact future actions by the Federal Reserve will have on the Company's business, and any such actions may negatively impact the Company.

- The Company uses leverage to increase returns, but it exposes the Company to margin calls on its investable assets.

- Future litigation, regulatory proceedings and governmental investigations could adversely affect the Company's business, results of operations and financial condition.

The Company's organizational structure creates risks, including:

- Maintenance of certain exceptions from (or otherwise not falling within) the definitions of "investment company" under the Investment Company Act imposes significant limitations on the Company's operations.

- The REIT rules impose ownership limits which may discourage a possible takeover. Certain provisions of Maryland law have the same effect.

Ownership of the Company's common stock or its preferred stock involves risks, including:

- The trading volume and market prices for shares of the Company's equity securities tend to be volatile due to the relatively small market capitalization of our Company.

- The Company's preferred stock has not been rated and is junior to its debt and any additional shares of Senior Stock (as defined below) that the Company may issue.

- The Company may not be able to pay dividends on its equity securities.

- The Company's preferred stock has very limited voting rights which generally do not include voting for directors.

Qualification as a REIT involves risks, including:

- If the Company fails to satisfy the ongoing REIT qualification tests, it will become subject to taxation which will adversely affect the return on your investment.

- In order to satisfy those requirements, the Company may be required to forgo or liquidate otherwise attractive investments.

- The Company could lose its status as a REIT if the IRS successfully challenges its characterization of investments in internally created excess mortgage servicing rights.

- The REIT rules require that the Company's mortgage servicing rights be held by a taxable REIT subsidiary, and the taxes payable by its taxable REIT subsidiary reduce the returns from that investment.

PART I

Item 1.   **Business**

Cherry Hill Mortgage Investment Corporation is a fully integrated, internally managed residential real estate finance company focused on acquiring, investing in and managing residential mortgage assets in the United States. We were incorporated in Maryland on October 31, 2012, and we commenced operations on October 9, 2013, following the completion of our initial public offering ("IPO"). Our common stock, our 8.20% Series A Cumulative Redeemable Preferred Stock (our "Series A Preferred Stock") and our 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (our "Series B Preferred Stock") are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "CHMI", "CHMI-PRA" and "CHMI-PRB", respectively.

We operate so as to continue to qualify to be taxed as a REIT under the Code. To qualify as a REIT, we must distribute annually to our stockholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We currently expect to distribute substantially all of our REIT taxable income to our stockholders. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. CHMI Solutions, Inc. ("Solutions"), which is our TRS, and, Aurora Financial Group, Inc. ("Aurora"), which is our licensed mortgage servicing subsidiary and a wholly owned subsidiary of Solutions, are subject to regular corporate U.S. federal, state and local income taxes on their taxable income.

Our principal objective is to generate attractive current yields and risk-adjusted total returns for our stockholders over the long term, primarily through dividend distributions and secondarily through capital appreciation. We attempt to attain this objective by selectively constructing and actively managing a portfolio of Servicing Related Assets and residential mortgage-backed securities ("RMBS"). Subject to market conditions, we may also invest in other cash flowing residential mortgage assets.

We operate our business through the following segments: (i) investments in RMBS and (ii) investments in Servicing Related Assets. For information regarding the segments in which we operate, see "Item 8. Consolidated Financial Statements and Supplementary Data—Note 3—Segment Reporting."

Prior to November 14, 2024, we were externally managed and advised by Cherry Hill Mortgage Management, LLC which was responsible for our investment strategies and decisions and our day-to-day operations, subject to the supervision and oversight of our board of directors. Effective as of November 14, 2024, we completed an "Internalization Event" within the meaning of the management agreement with CHMM by, among other things, directly hiring the senior management team and other personnel who had historically provided services to us through CHMM. Upon consummation of the Internalization Event, the management agreement terminated in accordance with its terms without payment of a termination fee and we ceased being externally managed (the "Internalization"). As a result of the Internalization, we began operating as a fully integrated, internally managed company.

Our Targeted Asset Classes

Our primary targeted asset classes currently consist of:

- RMBS, including Agency RMBS, residential mortgage pass-through certificates, CMOs and TBAs; and

- Servicing Related Assets consisting of MSRs and Excess MSRs.

Our Strategy

Our strategy, which may change due to the availability and terms of capital and as market conditions warrant, involves:

- allocating a substantial portion of our equity capital to the acquisition of Servicing Related Assets;

- the creation of intercompany Excess MSRs from MSRs acquired by our mortgage servicing subsidiary, Aurora;

- acquiring RMBS on a leveraged basis; and

- opportunistically mitigating our prepayment and interest rate and, to a lesser extent, credit risk by using a variety of hedging instruments and, where applicable and available, recapture agreements.

Servicing Related Asset Strategy. The primary focus of our Servicing Related Asset strategy is the acquisition of MSRs from servicers on a bulk and/or flow purchase basis on terms to be negotiated in the future. We currently expect that our investments in Excess MSRs will be through the creation of intercompany Excess MSRs from the MSRs so acquired.

Our ability to acquire MSRs is subject to the requirements for qualification as a REIT for U.S. federal income tax purposes. We hold our MSRs through Aurora, a wholly owned subsidiary of our TRS. Our TRS and Aurora are subject to corporate income tax. We create Excess MSRs from the MSRs held by Aurora. The Excess MSRs are transferred to one of our subsidiaries which function as qualified REIT subsidiaries. These intercompany transfers are eliminated in consolidation for financial statement purposes. The portion of the interest payments represented by the Excess MSRs are not subject to an entity level tax as long as we comply with the requirements for qualification as a REIT for U.S. federal income tax purposes. The tax liability of Aurora negatively impacts the returns from the MSRs that it holds. In addition, our investments in MSRs expose us to default risk and the potential for credit losses.

We do not directly service the mortgage loans underlying the MSRs we acquire; rather, we contract with third-party subservicers to handle servicing functions for the loans underlying the MSRs.

RMBS Strategy. Our RMBS strategy focuses primarily on the acquisition and ownership of Agency RMBS that are whole-pool, residential mortgage pass-through certificates. However, from time to time, we invest in CMOs, including IOs and inverse IOs, primarily to take advantage of particularly attractive prepayment-related or structural opportunities in the RMBS markets. In addition to investing in specific pools of Agency RMBS, we utilize TBAs. Pursuant to these TBA transactions, we agree to purchase or sell, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. Generally, we do not take delivery of the specified pool but instead enter into an offsetting transaction before the date when we would be required to take delivery. From time to time, we enter into TBA dollar rolls which represent transactions where TBA contracts with the same terms but different settlement dates are simultaneously bought and sold. The TBA contract settling in the later month typically prices at a discount to the earlier month contract with the difference in price commonly referred to as the "drop". The drop is a reflection of the expected net interest income from an investment in similar Agency MBS, net of an implied financing cost, that would be foregone as a result of settling the contract in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because in the TBA dollar roll market, the party providing the financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, drop income on TBA dollar rolls generally represents the economic equivalent of the net interest income earned on the underlying Agency MBS less an implied financing cost.

Our RMBS strategy includes selective investments in current issue, private label non-Agency RMBS and GSE risk-sharing securities. GSE risk-sharing securities are general obligations of Fannie Mae and Freddie Mac that provide credit protection with respect to defaults on reference pools of loans. The extent of our investments in GSE risk-sharing securities is limited by the gross income and asset tests applicable to REITs. We also may invest opportunistically in legacy non-Agency RMBS issued during or after 2010. Non-Agency RMBS are subject to risk of default, among other risks, and could result in greater losses.

Our overall strategy, and each category of assets within that strategy, is adaptable to changing market environments, subject to compliance with the asset, income and other tests and conditions that we must satisfy to maintain our qualification as a REIT and maintain an exception to the definitions of an "investment company" under the Investment Company Act (or otherwise not fall within those definitions). As a result, our acquisition and management decisions will depend on prevailing market conditions, and our targeted asset classes and strategy may vary over time in response to market conditions and may be limited by such compliance.

Our senior management team, comprised of Jeffrey Lown II, our President and Chief Executive Officer, Julian Evans, our Chief Investment Officer, Apeksha Patel, our Chief Financial Officer and Treasurer, and our MSR portfolio manager, makes the determinations as to the percentage of assets that are invested in each of our targeted asset classes. Our senior management team's acquisition decisions depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. In addition, our investment strategy may be changed from time to time by our board of directors without the approval of our stockholders. Changes to our investment strategy may include, without limitation, modification or expansion of the types of assets which we may acquire for our investment portfolio.

Our Financing Strategies and Use of Leverage

We finance our RMBS with what we believe to be a prudent amount of leverage, which will vary from time to time based upon the particular characteristics of our portfolio, availability of financing and market conditions. Our borrowings for RMBS consist of repurchase transactions under master repurchase agreements. These agreements represent uncommitted financing provided by the counterparties. Our repurchase transactions are collateralized by our RMBS. In a repurchase transaction, we sell an asset to a counterparty at a discounted value, or the loan amount, and simultaneously agree to repurchase the same asset from such counterparty at a price equal to the loan amount plus an interest factor. Despite being legally structured as sales and subsequent repurchases, repurchase transactions are generally accounted for as debt secured by the underlying assets. During the term of a repurchase transaction, we generally receive the income and other payments distributed with respect to the underlying assets. While the proceeds of our repurchase financings often will be used to purchase additional RMBS, our repurchase financing arrangements do not restrict our ability to use proceeds from these arrangements to support our other liquidity needs. Our master repurchase agreements are documented under the standard form master repurchase agreement published by SIFMA.

We have entered into repurchase agreements with multiple counterparties as of December 31, 2025. From time to time, we expect to negotiate and enter into additional master repurchase agreements with other counterparties that could produce opportunities to acquire certain RMBS that may not be available from our existing counterparties. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in this Annual Report on Form 10-K.

Aurora has two separate MSR financing facilities: (i) the Freddie Mac MSR Revolver, which is a revolving credit facility for up to $100.0 million that is secured by all Freddie Mac MSRs owned by Aurora (the "Freddie Mac MSR Revolver"); and (ii) the Fannie Mae MSR Revolving Facility, which is a revolving credit facility for up to $100.0 million, that is secured by all Fannie Mae MSRs owned by Aurora (the "Fannie Mac MSR Revolving Facility"). See "Item 8. Consolidated Financial Statements and Supplementary Data—Note 12—Notes Payable."

We may utilize other types of borrowings in the future, including corporate debt, securitization, or other more complex financing structures. Additionally, we may take advantage of available borrowings, if any, under new programs established by the U.S. Government to finance our assets. We also may raise capital by issuing unsecured debt or preferred or common stock.

Interest and Financing Risk Hedging

Subject to maintaining our qualification as a REIT and maintaining an exception from the definitions of "investment company" under the Investment Company Act (or otherwise not falling within those definitions), we use certain derivative financial instruments and other hedging instruments to mitigate interest rate risk and financing pricing risk we expect to arise from our repurchase agreement financings associated with our RMBS and the MSR financing facilities for our MSRs. We also attempt to mitigate duration and basis risk arising from our RMBS portfolio. The hedging instruments that we currently use include interest rate swaps, TBAs, Eris SOFR swap futures, swaptions and U.S. Treasury futures. We may also use financial futures, options, interest rate cap agreements, and forward sales. Our overall hedging strategy reflects the natural but limited hedging effect on our RMBS of our Servicing Related Assets, which tend to increase in value as interest rates rise. See "Item 8. Consolidated Financial Statements and Supplementary Data—Note 2—Basis of Presentation and Significant Accounting Policies—Derivatives and Hedging Activities".

Policies with Respect to Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities, the retention of cash flow and other funds from debt financing, or a combination of these methods. Our board of directors has the authority, without stockholder approval, to issue additional shares of common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time. We may, in the future, offer equity or debt securities in exchange for assets. We have not in the past and will not in the future underwrite the securities of other companies. Our board of directors may change any of these policies without prior notice to, or a vote of, our stockholders.

Competition

We compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities for investment opportunities in general. See "Item 1A. Risk Factors—We operate in a highly competitive market."

Human Capital Resources

Our primary goal in human capital management is to attract, develop and retain talent by providing competitive wages and benefits and investing in professional development and well-being. Employee compensation packages are designed to align employee and stockholder interests and to provide incentives to attract, retain and motivate talented employees. We are committed to continuously evaluating and ensuring the competitiveness of our benefits offerings to meet the needs of our employees and their families. Our employees are provided, among others, with the following benefits: medical insurance, dental insurance, 401(k) plan with company match incentive and Health Savings Account. We invest in professional training and development to further enhance employees capabilities and personal development. Since the Internalization, we have focused our efforts on ensuring that our policies and plans align with our goals.

We believe that every individual on our team brings a unique perspective and experience that contributes to our success and seek to have a well-rounded, inclusive workplace that reflects the communities in which we live and conduct our business and our stockholders. As of December 31, 2025, we had 14 full-time employees.

Environmental Considerations

Our environmental strategy is based on simplicity and transparency. Specifically, we endeavor to minimize our environmental impact by (1) reducing waste that is generated by our Company and sent to landfills, (2) purchasing, to the extent practicable, environmentally responsible products, and (3) reducing internal paper usage. We believe that the Company's corporate footprint and business operations have a relatively modest impact on the environment. Nevertheless, we believe in promoting a sustainable environment by using resources as efficiently and responsibly as practicable. Our commitment to these principles is reflected in our daily activities in a variety of ways:

- To reduce waste and promote a cleaner environment, we recycle paper, glass, plastic and aluminum cans, electronic equipment, batteries and ink cartridges, and we emphasize electronic communications, record storage e-statements and invoices to reduce our office paper usage.

- To reduce our carbon footprint, we utilize video conferencing as an alternative to business travel.

- To reduce energy usage, we use Energy Star ® certified products, printers and televisions.

Although we are unable to predict the rate at which climate change will progress, we recognize that the physical effects of climate change could have a material adverse effect on our operations. To the extent that climate change impacts changes in weather patterns, assets in which we hold a direct or indirect interest could experience severe weather, including hurricanes, severe winter storms, wildfires and flooding due to increases in storm intensity and rising sea levels, among other effects that could impact house prices and housing-related costs and/or disrupt borrowers' ability to pay their mortgage. Moreover, long term climate change could trigger extreme weather conditions that result in macroeconomic and demographic shifts. Over time, these conditions could result in repricing of the assets that we hold. There can be no assurance that climate change and severe weather will not have a material adverse effect on our financial performance.

Our Tax Status

We have elected to be taxed as a REIT under the Code. Provided that we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that is currently distributed to our stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they distribute at least 90% of their annual REIT taxable income excluding net capital gains. We cannot assure you that we will be able to comply with such requirements in the future. Failure to qualify as a REIT in any taxable year would cause us to be subject to U.S. federal income tax on our taxable income at regular corporate rates (and any applicable state and local taxes). Even if we qualify for taxation as a REIT, we may be subject to certain federal, state, local and non-U.S. taxes on our income. For example, the income generated by our TRS and its subsidiary, Aurora, from the ownership of MSRs is subject to U.S. federal, state and local income tax. See "Item 1A. Risk Factors—U.S. Federal Income Tax Risks" for additional tax status information.

The Investment Company Act

We are organized as a holding company and conduct business primarily through our subsidiaries. We believe we have conducted and we intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the "40% test." Excluded from the term "investment securities", among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We believe neither we nor our Operating Partnership is considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor our Operating Partnership engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our Operating Partnership's wholly-owned or majority-owned subsidiaries including CHMI Sub-REIT, Inc., we believe that we and our Operating Partnership are primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgages and other interests in real estate. We also believe that neither we nor our Operating Partnership is considered an investment company under Section 3(a)(1)(C) of the Investment Company Act because neither we nor our Operating Partnership meets the 40% test under that subsection.

We expect that most of our assets will be held in wholly-owned or majority-owned subsidiaries of our Operating Partnership and that most of these subsidiaries will rely on the exception from the definitions of investment company provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities that, among other requirements, are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Section 3(c)(5)(C), as interpreted by the staff of the SEC, generally requires an entity to invest at least 55% of its assets in certain "qualifying real estate interests", and at least 80% of its assets in qualifying real estate interests plus "real estate-related assets" (with no more than 20% comprised of miscellaneous assets). For purposes of the exception provided by Section 3(c)(5)(C), we classify investments and other assets based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate related asset.

However, certain subsidiaries might rely on Section 3(c)(7) of the Investment Company Act and, therefore, our Operating Partnership's interest in each of these subsidiaries would constitute an "investment security" for purposes of determining whether our Operating Partnership passes the 40% test.

In the event that we or our Operating Partnership were to acquire assets that could make either entity fall within the definition of an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act, we believe that we and our Operating Partnership would still qualify for an exception from the definitions of "investment company" provided by Section 3(c)(5)(C), Section 3(c)(6) or both.

Qualification for exceptions from the definitions of "investment company" under the Investment Company Act limits our ability to make certain investments. In addition, complying with the tests for such exceptions could restrict the time at which we can acquire and sell assets, or require us to sell assets when we otherwise would not choose to do so. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Website Access to Reports

We maintain a website at *www.chmireit.com*. We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference, into this report. Through our website, we make available, free of charge, our annual proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains these reports at *www.sec.gov*.

Corporate Information

Our principal executive offices are located at 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753. Our telephone number is (877) 870-7005.

Item 1A.   Risk Factors

The Company's business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect its business, financial condition, results of operations and ability to make distributions to stockholders and could cause the value of the Company's capital stock to decline. Please refer to the section entitled "Forward-Looking Information."

Risks Related to Our Business

We may not be able to continue to generate sufficient revenue to make or sustain distributions to our stockholders.

We cannot assure you that we will be able to continue to generate sufficient returns to pay our operating expenses and make satisfactory distributions to our stockholders. The results of our operations depend on several factors, including the availability of opportunities for the acquisition of target assets, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and general economic conditions.

Difficult conditions in the mortgage and residential real estate markets as well as general market concerns may adversely affect the value of the assets in which we invest, and these conditions may persist for the foreseeable future.

Our business is materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets and the economy in general. In past years, concerns about global pandemics, unemployment, the availability and cost of credit, rising government debt levels, inflation, energy costs, global supply chain disruptions, climate change, global economic lethargy, warfare, geopolitical unrest across various regions worldwide, European sovereign debt issues, U.S. budget debates, federal government shutdowns, international trade disputes and the imposition of sanctions or new or increased tariffs have from time to time contributed to increased volatility and uncertainty in the economy and financial markets. Adverse developments with respect to any of these factors may have an impact on new demand for homes and on homeowners' ability to make their mortgage payments, which may compress home ownership rates and weigh heavily on future home price performance. There is a strong correlation between home price growth rates (or losses) and mortgage loan delinquencies. Any stagnation in or deterioration of the residential mortgage or real estate markets may limit our ability to acquire our target assets on attractive terms or cause us to experience losses related to our assets. In particular, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions, including defaults, credit losses and liquidity concerns. Certain commercial banks, investment banks and insurance companies incurred extensive losses from exposure to the residential mortgage market as a result of these difficulties and conditions. These factors have impacted investor perception of the risk associated with RMBS, other real estate-related securities and various other asset classes in which we may invest. As a result, values of our target assets have experienced volatility. Deterioration of the mortgage market and investor perception of the risks associated with RMBS and other residential mortgage assets that we acquire could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We are dependent on mortgage servicers to service the mortgage loans relating to our Servicing Related Assets, and any failure by these mortgage servicers to service the mortgage loans relating to our Servicing Related Assets could have a material and adverse effect on us.

We do not directly service the mortgage loans underlying our Servicing Related Assets. Instead, we contract with third-party servicers to perform all servicing obligations. As a result, our investments in Servicing Related Assets are dependent on the entity performing the actual servicing of the mortgage loans, called the mortgage servicer, to perform its servicing obligations. As a result, we could be materially and adversely affected if a mortgage servicer is terminated by the applicable Agency. The duties and obligations of mortgage servicers are defined in part through contractual agreements, which generally provide for the possibility for termination of the mortgage servicer in the absolute discretion of the applicable Agency. In addition, the termination of a mortgage servicer could take effect across all mortgages being serviced by that mortgage servicer.

We could also be materially and adversely affected if a mortgage servicer is unable to adequately service the underlying mortgage loans due to the following reasons, among others:

•   its failure to comply with applicable laws and regulations;

•   its failure to perform its loss mitigation obligations;

•   a downgrade in its servicer rating;

•   its failure to perform adequately in its external audits;

•   a failure in or poor performance of its operational systems or infrastructure;

•   a data breach and other cybersecurity incidents impacting a mortgage servicer;

•   regulatory or legal scrutiny, enforcement proceedings, consent orders or similar actions regarding any aspect of its operations, including, but not limited to, servicing practices and foreclosure processes lengthening foreclosure timelines; or

•   the transfer of servicing to another party.

MSRs are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on the mortgage servicer's business. If any mortgage servicer that we use actually or allegedly fails to comply with applicable laws, rules or regulations, that mortgage servicer could be exposed to fines, penalties or other costs, or the mortgage servicer could be terminated by the applicable Agency. If these laws, regulations and decisions change, we could be exposed to similar fines, penalties or costs. In addition, if a mortgage servicer that we use experiences any of the failures or regulatory scrutiny described above, then we could become subject to heightened regulatory or legal scrutiny by virtue of being a counterparty of these entities. Such scrutiny could result in our incurring meaningful additional costs or fines or being subject to governmental actions such as denial, suspension or revocation of licenses, or other material operational requirements or restrictions, each of which could adversely affect our business and results of operations.

In addition, a bankruptcy by any mortgage servicer that services for us the mortgage loans underlying our Servicing Related Assets could result in:

• payments made by such mortgage servicer to us, or obligations incurred by it, being voided by a court under federal or state preference laws or federal or state fraudulent conveyance laws; or

• any agreement between us and the mortgage servicer being rejected in a bankruptcy proceeding.

Because we do not and in the future may not have the employees, servicing platforms, or technical resources necessary to service mortgage loans, upon a discontinuance or bankruptcy of any mortgage servicer that we use, we would need to engage an alternate mortgage servicer, which may not be readily available on acceptable terms or at all.

Any of the foregoing events could have a material and adverse effect on us.

Our ability to own and manage MSRs is subject to terms and conditions established by the GSEs, which are subject to change.

Our continued approval from the GSEs to own and manage MSRs is subject to compliance with each of their respective selling and servicing guidelines, minimum capital requirements and other conditions they may impose from time to time at their discretion. Failure to meet such guidelines and conditions could result in the unilateral termination of our approved status by one or more GSEs or result in the acceleration and termination of our MSR financing facilities. In addition, the implementation of more restrictive or operationally intensive guidance may increase the costs associated with owning and managing MSRs as well as our ability to finance MSRs. It is not possible to predict the scope and nature of the actions that the U.S. government could ultimately take with respect to the GSEs, including in light of recent changes in administration and executive offices of the U.S. government.

We may be subject to representation and warranty risk in our capacity as an owner of MSRs and our sales of MSRs and other assets.

The MSRs we acquire may be subject to existing representations and warranties made to the applicable investor (including, without limitation, the GSEs) regarding, among other things, the origination and prior servicing of those mortgage loans, as well as future servicing practices following our acquisition of such MSRs. If such representations and warranties are inaccurate, we may be obligated to repurchase certain mortgage loans or indemnify the applicable investor for any losses suffered as a result of the origination or prior servicing of the mortgage loans. As such, the applicable investor will have direct recourse to us for such origination and/or prior servicing issues.

In connection with sales of our MSRs and other assets from time to time, we may have been or may be required to make representations and warranties to the purchasers of the assets regarding certain characteristics of those assets. If our representations and warranties are inaccurate, we may be obligated to repurchase the assets or indemnify the applicable purchaser, which may result in a loss. Even if we obtain representations and warranties from the parties from whom we acquired the asset, as applicable, they may not correspond with the representations and warranties we make or may otherwise not protect us from losses. Additionally, the loan originator or other parties from whom we acquired the MSRs may be insolvent or otherwise unable to honor their respective indemnification or repurchase obligations for breaches of representation and warranties.

The performance of loans underlying our MSRs may be adversely affected by the performance of the related mortgage servicer.

The performance of the loans underlying our MSRs is subject to risks associated with inadequate or untimely servicing. If our mortgage servicers commit a material breach of their obligations as a servicer, we may be subject to damages if the breach is not cured within a specified period of time following notice. In addition, poor performance by a mortgage servicer may result in greater than expected delinquencies and foreclosures and losses on the mortgage loans underlying our MSRs. A substantial increase in our delinquency or foreclosure rate or the inability to process claims could adversely affect our ability to access the capital and secondary markets for our financing needs.

Our ability to invest in, and dispose of, our investments in Servicing Related Assets is subject to the receipt of third-party consents.

Our acquisition of Servicing Related Assets on underlying loans or securitized by an Agency requires the prior consent of that Agency. The Agencies may require that we submit ourselves to costly or burdensome conditions as a prerequisite to their consent to our investments in Servicing Related Assets. These conditions may diminish or eliminate the investment potential of certain of those assets by making such investments too expensive for us or by severely limiting the potential returns available or otherwise imposing unacceptable conditions. The potential costs, issues or restrictions associated with receiving any such Agency's consent for any such acquisitions or dispositions by us cannot be determined with any certainty. To the extent we are unable to acquire or dispose of Servicing Related Assets when we determine it would be beneficial to do so, our results of operations may be adversely impacted.

We cannot predict the impact future actions by the Federal Reserve will have on our business, and any such actions may negatively impact us.

Actions taken by the Federal Reserve, including decisions relating to changes in its federal funds rate target or the size and composition of its balance sheet (such as the purchase or sale of MBS), could have a material and adverse impact on the value of our assets, our cost of funds, the amount of our net interest income and our earnings available for distribution ("EAD") and the market price of our securities. We cannot predict or control the impact future actions by the Federal Reserve will have on the overall economy or on our business. Accordingly, future actions by the Federal Reserve could have a material and adverse effect on our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

The value of our Servicing Related Assets may vary substantially with changes in interest rates.

The values of Servicing Related Assets are highly sensitive to changes in interest rates. The value of Servicing Related Assets typically increases when interest rates rise and decreases when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Subject to qualifying and maintaining our qualification as a REIT, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivatives to hedge against changes in the fair value of our Servicing Related Assets, our balance sheet, results of operations and cash flows would be susceptible to significant volatility due to changes in the fair value of, or cash flows from, those assets as interest rates change.

If delinquencies on mortgage loans increase, the value of our Servicing Related Assets may decline significantly.

Delinquency rates have a significant impact on the value of our Servicing Related Assets. An increase in delinquencies on the mortgage loans underlying the Servicing Related Assets will generally result in lower net revenue because, typically, servicers will only collect servicing fees from GSEs or mortgage owners for performing loans. Our expectation of delinquencies is a significant assumption underlying the cash flow projections on the related pools of mortgage loans. If delinquencies are significantly greater than expected, the actual fair value of the Servicing Related Assets could be diminished. As a result, we could suffer a loss.

Prepayment rates can change, adversely affecting the performance of our assets.

The frequency at which prepayments (including voluntary prepayments by borrowers, loan buyouts and liquidations due to defaults and foreclosures) occur on mortgage loans is affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Generally, borrowers tend to prepay their mortgage loans when prevailing mortgage rates fall below the interest rates on their mortgage loans. If borrowers prepay their mortgage loans at rates that are faster or slower than expected, it may adversely affect our results.

We record our Servicing Related Assets on our balance sheet at fair value, and changes in their fair value are reflected in our consolidated results of operations. The determination of the fair value of Servicing Related Assets requires our management to make numerous estimates and assumptions that could materially differ from actual results. Such estimates and assumptions include, among other things, prepayment rates, as well as estimates of the future cash flows from the Servicing Related Assets, interest rates, delinquencies and foreclosure rates of the underlying mortgage loans. The ultimate realization of the value of the Servicing Related Assets, which are measured at fair value on a recurring basis, may be materially different than the fair values of such assets as may be reflected in our consolidated financial statements as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets. Our failure to make accurate assumptions regarding prepayment rates or the other factors examined in determining fair value could cause the fair value of our Servicing Related Assets to vary materially, which could have a material adverse effect on our financial position, results of operations and cash flows. If the fair value of our Servicing Related Assets decreases, we would be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from the Servicing Related Assets, and we could ultimately receive substantially less than what we paid for such assets.

Prepayment rates also affect the fair values of our RMBS. Voluntary prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict as changes may occur faster or slower than changes in the market interest rates. Prepayments can also occur when borrowers sell the property and use the sale proceeds to prepay the mortgage as part of a physical relocation or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the property. Fannie Mae and Freddie Mac will generally purchase mortgages that are 120 days or more delinquent from MBS trusts when the cost of guaranteed payments to security holders, including advances of interest at the security coupon rate, exceeds the cost of holding the nonperforming loans in their portfolios. Changes in the GSEs decisions as to when to repurchase delinquent loans can materially impact prepayment rates.

Interest rate mismatches between our assets and any borrowings used to fund purchases of our assets may reduce our income during periods of changing interest rates.

Some of our assets will be fixed-rate securities or have a fixed rate component (such as RMBS backed by hybrid ARMs). This means that the interest we earn on these assets will not vary over time based upon changes in a short-term interest rate index. Although the interest we would earn on any RMBS backed by ARMs generally will adjust for changing interest rates, such interest rate adjustments may not occur as quickly as the interest rate adjustments to any related borrowings, and such interest rate adjustments will generally be subject to interest rate caps, which potentially could cause such RMBS to acquire many of the characteristics of fixed-rate securities if interest rates were to rise above the cap levels. We generally fund our fixed-rate target assets with short-term borrowings. Therefore, there will be an interest rate mismatch between our assets and liabilities. Although we hedge to minimize interest rate exposure, the use of interest rate hedges also introduces the risk of other interest rate mismatches and exposures. During periods of changing interest rates, these mismatches could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Ordinarily, short-term interest rates are lower than long-term interest rates. If short-term interest rates rise disproportionately relative to long-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect that our investments in RMBS, on average, will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our assets. Additionally, to the extent cash flows from RMBS are reinvested in new RMBS, the spread between the yields of the new RMBS and available borrowing rates may decline, which could reduce our net interest margin or result in losses. Any one of the foregoing outcomes could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders. It is also possible that short-term interest rates may exceed long-term interest rates, in which event our borrowing costs may exceed our interest income and we could incur losses.

Interest rate caps on the ARMs and hybrid ARMs that may back our RMBS may reduce our net interest margin during periods of rising interest rates.

ARMs and hybrid ARMs are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through the maturity of the loan. We generally fund our RMBS with borrowings that typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, our financing costs could increase without limitation while caps could limit the interest we earn on the ARMs and hybrid ARMs that will back our RMBS. This problem is magnified for ARMs and hybrid ARMs that are not fully indexed because such periodic interest rate caps prevent the coupon on the security from fully reaching the specified rate in one reset. Further, some ARMs and hybrid ARMs may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we may receive less cash income on RMBS backed by ARMs and hybrid ARMs than necessary to pay interest on our related borrowings. Interest rate caps on RMBS backed by ARMs and hybrid ARMs could reduce our net interest margin if interest rates were to increase beyond the level of the caps, which could materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We rely on analytical models and other data to analyze potential asset acquisition and disposition opportunities and to manage our portfolio. These models are based on assumptions and actual results may differ significantly from the modeled expectations.

We rely on analytical models and information and data, including models, information and data supplied by third parties. These models and data may be used to value assets or potential asset acquisitions and dispositions and to conduct our asset management activities. If these models and data prove to be incorrect, misleading or incomplete, or if the models are poorly designed, implemented, managed or misused, including in the choice of relevant historical data or assumptions, any decisions made in reliance thereon could expose us to potential risks. Our use of models and data may induce us to purchase certain assets at prices that are too high, sell certain other assets at prices that are too low or miss favorable opportunities altogether. Similarly, any hedging activities that are based on faulty models and data may prove to be unsuccessful.

Some models, such as prepayment models or mortgage default models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models we use may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation, and are therefore more speculative and of more limited reliability.

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is input correctly, "model prices" will often differ substantially from market prices, especially for securities with complex characteristics or whose values are particularly sensitive to various factors. If our market data inputs are incorrect or our model prices differ substantially from market prices, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially adversely affected.

Valuations of some of our assets will be inherently uncertain, may be based on estimates, may fluctuate over short periods of time and may differ from the values that would have been used if a ready market for these assets existed.

While in many cases our determination of the fair value of our assets is based on valuations provided by third-party dealers and pricing services, we value assets based upon our judgment, and such valuations may differ from those provided by third-party dealers and pricing services. Valuations of certain assets are often difficult to obtain or unreliable. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. In the past, the valuation process for certain of our assets was particularly difficult due to market events resulting from the COVID-19 pandemic. As a result, the valuation of such assets was unpredictable, and the disparity of valuations provided to by third-party dealers widened. We expect these factors and others that are beyond our control to continue having an impact on the valuation process for certain of our assets. Our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially adversely affected if our fair value determinations of these assets are materially higher than actual market values.

An increase in interest rates may cause a decrease in the volume of certain of our target assets, which could adversely affect our ability to acquire target assets that satisfy our investment objectives and to make distributions to our stockholders.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause our target assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to make distributions to our stockholders could be materially adversely affected.

We are highly dependent on information systems and third parties, and systems failures or cybersecurity incidents could disrupt our business.

Our business is highly dependent on information technology. In the ordinary course of our business, we may store sensitive data, including our proprietary business information and that of our business partners, and personally identifiable information of mortgage borrowers, on our networks. The secure maintenance and transmission of this information is critical to our operations. Computer malware, viruses, ransomware and phishing attacks remain widespread and are increasingly sophisticated. We are from time to time the target of attempted cyber threats. We continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Despite these security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations, or disruption to our trading activities or damage our reputation, which could have a material adverse effect on our financial results and negatively affect the market price of our securities and our ability to make distributions to stockholders.

The resources required to protect our information technology and infrastructure, and to comply with the laws and regulations related to data and privacy protection, are subject to uncertainty. Even in circumstances where we are able to successfully protect such technology and infrastructure from attacks, we may incur significant expenses in connection with our responses to such attacks. Government and regulatory scrutiny of the measures taken by companies to protect against cybersecurity attacks has resulted in heightened cybersecurity requirements and additional regulatory oversight. Any of the foregoing may adversely impact our results of operations and financial condition.

In addition, in connection with our ownership of Servicing Related Assets, we possess personally identifiable information that is shared with third-party service providers, including our mortgage servicers, as required or permitted by law. In the event the information technology networks and infrastructure of our third-party service providers, including our mortgage servicers, is breached, we may be liable for losses suffered by individuals whose personal information is stolen as a result of such breach and any such liability could be material. Even if we are not liable for such losses, any breach of these third-party systems could expose us to material costs related to notifying affected individuals or other parties and providing credit monitoring services, as well as to regulatory fines or penalties.

The lack of liquidity of our assets may adversely affect our business, including our ability to sell our assets.

Mortgage-related assets generally experience periods of illiquidity, including the period of delinquencies and defaults with respect to residential and commercial mortgage loans during the financial crisis. In addition, validating third-party pricing for illiquid assets may be more subjective than with respect to more liquid assets. Any illiquidity of our assets makes it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our assets. Assets that are illiquid are more difficult to finance, and to the extent that we use leverage to finance assets that become illiquid we may lose that leverage or have it reduced. Assets tend to become less liquid during times of financial stress, which is often the time that liquidity is most needed. As a result, our ability to sell assets or vary our portfolio in response to changes in economic and other conditions may be limited by liquidity constraints, which could adversely affect our results of operations and financial condition.

We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable. A sudden, precipitous drop in value of our financed assets could quickly and seriously reduce our available cash due to margin calls.

We use leverage to finance our investments in certain of our target assets and to enhance our financial returns. Our primary source of leverage is short-term borrowings under master repurchase agreements collateralized by our RMBS assets ("repo financing"). Other sources of leverage include MSR financings and, in the future, may include other credit facilities.

Through the use of leverage, we acquire positions with market exposure significantly greater than the amount of capital committed to the transaction. Although we generally are not required to maintain any particular minimum or maximum target debt-to-equity leverage ratio with respect to our RMBS assets, the amount of leverage we may employ for this asset class will depend upon the availability of particular types of financing and our management's assessment of the credit, liquidity, price volatility, financing counterparty risk and other factors. Our management has discretion, without the need for further approval by our board of directors, to change the amount of leverage we utilize for our RMBS. A change in our leverage strategy may increase our exposure to interest rate and real estate market fluctuations or require us to sell a portion of our existing investments, which could result in gains or losses and therefore increase our earnings volatility. Decisions to employ additional leverage in executing our RMBS investment strategies could increase the risk inherent in our RMBS acquisition strategy.

Although we do not have a targeted debt-to-equity ratio for our RMBS, we are subject to margin calls as a result of our repo financing activity. We use leverage for the primary purpose of financing our RMBS portfolio and not for the purpose of speculating on changes in interest rates. We are restricted in the amount of leverage we may employ by the terms and provisions of some of our financing agreements and the terms of agreements that we may enter into in the future may include limits on leverage.

Our ability to achieve our investment and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. In particular, our ability to build a significant servicing portfolio is dependent on obtaining sufficient financing on attractive terms. In addition, we must be able to renew or replace our maturing borrowings on a continuous basis. In recent years, investors and financial institutions that lend in the securities repurchase market have tightened lending standards in response to the difficulties and changed economic conditions that have materially adversely affected the RMBS market. These market disruptions have been most pronounced in the non-Agency RMBS market, but the impact has also extended to Agency RMBS, which has made the value of these assets unstable and relatively illiquid compared to prior periods. For example, at the beginning of the COVID-19 pandemic in 2020, the repo financing market experienced a severe liquidity issue resulting in the infusion of additional liquidity by the Federal Reserve. Similar market disruptions and liquidity issues in the future would increase our financing costs and reduce our liquidity. In addition, because we rely on short-term financing, we are exposed to changes in the availability of financing which may make it more difficult for us to secure continued financing.

Leverage magnifies both the gains and the losses of our positions. Leverage increases our returns as long as we earn a greater return on investments purchased with borrowed funds than our cost of borrowing such funds. However, if we use leverage to acquire an asset and the value of the asset decreases, the leverage may increase our loss. Even if the asset increases in value, if the asset fails to earn a return that equals or exceeds our cost of borrowing, the leverage will decrease our returns.

We are required to post large amounts of cash as collateral or margin to secure our leveraged RMBS positions. In the event of a sudden, precipitous drop in value of our financed assets, we might not be able to liquidate assets quickly enough to repay our borrowings, further magnifying losses. Even a small decrease in the value of a leveraged asset may require us to post additional margin or cash collateral. Our debt service payments and posting of margin or cash collateral will reduce cash flow available for distribution to stockholders. We may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to sale to satisfy our debt obligations.

To the extent we might be compelled to liquidate qualifying real estate assets to meet margin calls or otherwise repay debts, our compliance with the REIT rules regarding our assets and our sources of income could be negatively affected, which could jeopardize our qualification as a REIT. Failing to qualify as a REIT would cause us to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of our income and decrease profitability and cash available for distributions to stockholders.

Adverse market developments generally will cause our lenders to require us to pledge cash as additional collateral. If our assets were insufficient to meet these collateral requirements, we might be compelled to liquidate particular assets at inopportune times and at unfavorable prices.

Adverse market developments, including a sharp or prolonged rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of our target assets, might reduce the market value of our portfolio, which generally will cause our lenders to initiate margin calls. A margin call means that the lender requires us to pledge cash as additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. The liquidation of collateral may jeopardize our ability to qualify as a REIT. Our failure to qualify as a REIT would cause us to be subject to U.S. federal income tax (and any applicable state and local taxes) on all of our income and decrease profitability and cash available for distribution to our stockholders.

Our use of repurchase transactions gives our lenders greater rights in the event that we file for bankruptcy, which may make it difficult for us to recover our collateral in the event of a bankruptcy filing.

Our borrowings under master repurchase agreements are intended to qualify for special treatment under the bankruptcy code, giving our lenders the ability to void the automatic stay provisions of the bankruptcy code and take possession of and liquidate collateral pledged in our repurchase transactions without delay if we file for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that any of our lenders files for bankruptcy. Thus, the use of repurchase transactions exposes our pledged assets to risk in the event of a bankruptcy filing by either our lenders or us. Any resulting loss of our pledged assets could have a material adverse effect on our business, financial condition and results of operations.

If our lenders default on their obligations to resell the RMBS back to us at the end of the repurchase transaction term, the value of the RMBS has declined by the end of the repurchase transaction term or we default on our obligations under the repurchase transaction, we will lose money on these transactions. Any such losses may materially adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

When we engage in a repurchase transaction, we initially sell securities to the financial institution in exchange for cash, and our counterparty is obligated to resell the securities to us at the end of the term of the transaction, which is typically from 30 to 180 days, but which may be up to 364 days or more. The cash we receive when we initially sell the securities is less than the value of those securities. This difference is referred to as the haircut. If these haircuts are increased, we will be required to post additional cash collateral for our RMBS. If our counterparty defaults on its obligation to resell the securities to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for information regarding borrowings under the Company's repurchase agreements.

If we default on one of our obligations under a repurchase transaction, the counterparty can terminate the transaction and cease entering into any other repurchase transactions with us. Such a default also would constitute a default under many of our financing agreements with other counterparties. In that case, there is no assurance we would be able to establish a suitable replacement facility on acceptable terms or at all.

Hedging against interest rate changes and other risks may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Subject to maintaining our qualification as a REIT and applicable exceptions from the definition of "investment company" under the Investment Company Act (as applicable) and satisfying the criteria for an exemption from the CFTC's commodity pool operator registration rules, we pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity varies in scope based on the level and volatility of interest rates, the types of liabilities and assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related assets or liabilities being hedged;

- to the extent hedging transactions do not satisfy certain provisions of the Code, and are not made through a TRS, the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments or "mark-to-market losses" would reduce our total stockholders' equity;

- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

We may change our investment strategy, investment guidelines and asset allocation without notice or stockholder consent, which may result in riskier investments. In addition, our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without the approval of our stockholders.

Our board of directors has the authority to change our investment strategy or asset allocation at any time without notice to or consent from our stockholders. To the extent that our investment strategy changes in the future, we may make investments that are different from, and possibly riskier than, the investments described in this Annual Report on Form 10-K and the other documents we file with the SEC from time to time. A change in our investments may increase our exposure to interest rate and real estate market fluctuations or require us to sell a portion of our existing investments, which could result in gains or losses and therefore increase our earnings volatility. Furthermore, a change in our asset allocation could result in our allocating assets in a different manner than as described in this Annual Report on Form 10-K.

In addition, our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to qualify as a REIT. These changes could adversely affect our financial condition, results of operations, the market value of our common or preferred stock, and our ability to make distributions to our stockholders.

We operate in a highly competitive market.

Our profitability depends, in large part, on our ability to acquire targeted assets at favorable prices. We compete with a number of entities when acquiring our targeted assets, including other mortgage REITs, financial companies, public and private funds, commercial and investment banks and residential and commercial finance companies. We may also compete with the Federal Reserve and the U.S. Treasury to the extent they purchase assets in our targeted asset classes. Many of our competitors are substantially larger and have considerably greater access to capital and other resources than we do. Furthermore, new companies with significant amounts of capital have recently been formed or have raised additional capital and may continue to be formed and raise additional capital in the future, and these companies may have objectives that overlap with ours, which may create competition for assets we wish to acquire. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of assets to acquire and establish more relationships than us. We also may have different operating constraints from those of our competitors including, among others, (i) tax-driven constraints such as those arising from our qualification as a REIT, (ii) restraints imposed on us by our efforts to comply with certain exceptions from (otherwise avoid falling within) the definitions of an "investment company" under the Investment Company Act and (iii) restraints and additional costs arising from our status as a public company. Furthermore, competition for assets in our targeted asset classes may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition and results of operations.

Recently, there have been significant changes to trade policies, export control laws, sanctions, legislation, treaties, and tariffs in the United States and other countries. The future of global trade relationships remains uncertain, including with respect to potential changes in trade laws, regulations, policies, and tariffs. While we are not directly engaged in international trade, such developments can indirectly affect macroeconomic conditions in the United States, including inflation and interest rates-both of which have a significant impact on the residential real estate and mortgage markets. For example, heightened tariffs or ongoing trade disputes may lead to increased input costs, contributing to inflationary pressures and potentially influencing monetary policy decisions by the Federal Reserve. Fluctuating interest rates could, in turn, reduce housing affordability, slow home price appreciation, increase mortgage delinquency rates, and adversely impact the performance of the residential mortgage assets in which we invest. We cannot predict what additional actions may be taken by the United States or other governments, what sectors may be affected, or how financial markets may respond. To the extent that trade policy changes or broader geopolitical developments adversely affect inflation, interest rates, or the housing and mortgage markets more generally, our business, financial condition, and results of operations could be materially and adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations.

We operate in a highly regulated environment and are subject to the rules, regulations, approvals, licensing, reporting and examination requirements of various federal, state and local authorities. Any change in applicable federal, state or local laws, rules and regulations, including as a result of executive orders, or the interpretation or enforcement thereof, could have a substantial impact on our assets, operating expenses, business strategies and results of operations. Our inability or failure to comply with the rules, regulations or reporting requirements, to obtain or maintain approvals and licenses applicable to our businesses, or to satisfy annual or periodic examinations may impact our ability to do business and expose us to fines, penalties or other claims and, as a result, could harm our business.

Our ability to make distributions to our stockholders depends on our operating results, our financial condition and other factors, and we may not be able to make regular cash distributions at a fixed rate or at all under certain circumstances.

We intend to continue to distribute to our stockholders all or substantially all of our REIT taxable income in each year (subject to certain adjustments) and may distribute more than our REIT taxable income. This distribution policy enables us to avoid being subject to U.S. federal income tax on our taxable income that we distribute to our stockholders. However, our ability to make distributions will depend on our earnings, applicable law, our financial condition and such other factors as our board of directors may deem relevant from time to time. We will declare and make distributions to our stockholders only to the extent approved by our board of directors.

We face possible risks associated with the effects of climate change and severe weather.

To the extent that climate change impacts changes in weather patterns, assets in which we hold a direct or indirect interest could experience severe weather, including hurricanes, severe winter storms, wildfires and flooding due to increases in storm intensity and rising sea levels, among other effects that could impact house prices and housing-related costs and/or disrupt borrowers' ability to pay their mortgage. Moreover, long term climate change could trigger extreme weather conditions that result in macroeconomic and demographic shifts. Over time, these conditions could result in repricing of the assets that we hold. There can be no assurance that climate change and severe weather will not have a material adverse effect on our financial performance.

Increasing attention to ESG matters may impact our business.

Increasing attention to, and social expectations on businesses to address, climate change and other environmental and social impacts, alongside investor and societal explanations regarding voluntary ESG disclosures, may result in increased costs in order for us to comply and decreased access to capital. Moreover, increasing attention to climate change and its associated risks may also lead to the expectation of voluntary ESG disclosures from our industry, which may cause a reduction in the production or origination of certain of our targeted assets or changes that make the returns on these assets less attractive and could negatively impact our portfolio and our results of operations, financial condition and our ability to pay dividends to our stockholders.

Additionally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative sentiment toward us or the assets in which we invest and to the diversion of investments more in line with environmental sustainability, which could have a negative impact on our access to and costs of capital.

Our risk management policies and procedures may not be effective.

We have established and maintain various risk management policies and procedures designed to identify, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk and liquidity risk, as well as operational, information security and compliance risks related to our business, assets and liabilities. These policies and procedures may not sufficiently identify all of the risks to which we are or may become exposed or mitigate the risks we have identified. Any expansion of our business activities may result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks. Alternatively, any narrowing of our business activities may increase the concentration of our exposure to certain types of risk. Any failure to effectively identify and mitigate the risks to which we are exposed could have an adverse effect on our business, results of operations and financial condition.

The development and use of AI technology could lead to legal or regulatory actions, harm our reputation, or have a significant negative impact on our business.

We anticipate that the increasing adoption of AI will heavily influence customer preferences and market trends in our industry. Our ability to effectively and ethically adopt AI solutions may be important to our financial performance and long-term growth. However, we may be unable to keep up with the rapid advancements and widespread adoption of AI by competitors, potentially affecting our business and financial outcomes. AI introduces risks, challenges and unintended consequences that may influence both our and our customers' willingness to adopt and utilize this technology. For instance, AI algorithms and machine learning methods may contain flaws, raising ethical and legal concerns, such as unintentional bias in credit decisions. Additionally, the complexity and fast-paced evolution of AI present significant challenges, especially as we compete with other companies in this space. We may not always succeed in identifying or resolving problems before they emerge. AI-related challenges, including potential government regulations, flaws, or other deficiencies, could expose us to further risks.

Risks Related to Our Organizational Structure

Maintenance of certain exceptions from (or otherwise not falling within) the definitions of "investment company" under the Investment Company Act imposes significant limitations on our operations.

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. This limits the types of businesses in which we may engage and the assets we may hold and the manner in which we hold them. Certain of our subsidiaries rely on the exception provided by Section 3(c)(5)(C) under the Investment Company Act which is designed for entities primarily engaged in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exception generally requires that at least 55% of the entity's assets consist of qualifying real estate interests and at least 80% of the entity's assets consist of qualifying real estate interests or real estate-related assets (with no more than 20% in miscellaneous assets). These requirements limit the types of assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate interests or real estate-related assets, we seek to rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate interests or real estate-related assets, will not change in a manner that adversely affects our operations. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our investment company status, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen. Furthermore, although we intend to monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exception from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common or preferred stock, the sustainability of our business model and our ability to make distributions.

The ownership limits in our charter may discourage a takeover or business combination that may have benefited our stockholders.

To assist us in qualifying as a REIT, among other purposes, our charter generally limits, unless waived by our board of directors, the beneficial or constructive ownership of any class of our stock by any person, other than any excepted holder with an excepted holder limit (each as defined in our charter), to no more than 9.0% in value or the number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock. This and other restrictions on ownership and transfer of our shares of stock contained in our charter may discourage a change of control of us and may deter individuals or entities from making tender offers for our common stock on terms that might be financially attractive to you or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease your ability to sell our common stock because they make purchases of our common stock less attractive.

Our stockholders' ability to control our operations is severely limited.

Our board of directors approves our major strategies, including our strategies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other strategies without a vote of our stockholders.

Certain provisions of Maryland law could inhibit a change in our control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

• "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then-outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder became an interested stockholder, and thereafter require two supermajority stockholder votes to approve any such combination; and

• "control share" provisions that provide that a holder of "control shares" of the Company (defined as voting shares of stock which, when aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), entitle the acquiror to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) generally has no voting rights with respect to the control shares except to the extent approved by our stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have elected to opt-out of these provisions of the MGCL, in the case of the business combination provisions, by resolution of our board of directors exempting any business combination between us and any other person (provided that such business combination is first approved by our board of directors, including a majority of our directors who are not affiliates or associates of such person), and, in the case of the control share provisions, pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to repeal the foregoing opt-out from the business combination provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Our authorized but unissued common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued common stock and preferred stock without stockholder approval. In addition, our board of directors may, without stockholder approval, (i) amend our charter to increase or decrease the aggregate number of our shares of stock or the number of shares of any class or series of stock that we have authority to issue, (ii) classify or reclassify any unissued common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, among other things, our board may establish a class or series of common stock or preferred stock that could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interest.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

• actual receipt of an improper benefit or profit in money, property or services; or

• active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action.

In addition, our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law, and our bylaws require us to indemnify our present and former directors and officers, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us as a director or officer in those and other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions not in your best interests.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for "cause" (as defined in our charter), and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum, for the full term of the directorship in which the vacancy occurred (other than vacancies among any directors elected by the holder or holders of any class or series of preferred stock, if such right exists). These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in our control that is in the best interests of our stockholders.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The stock market has experienced price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies' operating performances. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations, which could lead to a material decline in the market price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your shares at a gain. Further, fluctuations in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and, in the event that we seek to raise capital through future equity financings, our ability to raise such equity capital.

We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- the uncertainty and economic impact of global pandemics, and the resulting impact on market liquidity, the value of assets and availability of financing;

- actual or anticipated variations in our quarterly operating results;

- increases in market interest rates that lead purchasers of our common stock to demand a higher yield or to seek alternative investments;

- changes in market valuations of similar companies;

- adverse market reaction to any increased indebtedness we incur in the future;

- additions or departures of key personnel;

- actions by stockholders;

- speculation in the press or investment community;

- general market, economic and political conditions and the impact of these conditions on the global credit markets;

- the operating performance of other similar companies;

- changes in accounting principles; and

- passage of legislation, changes in monetary policy or other regulatory developments that adversely affect us or our industry.

Future sales of our common stock or securities convertible into or exercisable as exchangeable for our common stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Sales of substantial amounts of shares of our common stock or securities convertible into or exercisable as exchangeable for our common stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock or securities convertible into or exercisable as exchangeable for our common stock, or the availability of shares of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of shares of our common stock or securities convertible into our common stock, or the perception that such sales could occur, may adversely affect prevailing market values for our common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute the common stock holdings of our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

We have not established a minimum distribution payment level with respect to our common stock, and we cannot assure you of our ability to make distributions in the future.

We expect to make regular distributions to holders of our common stock and preferred stock in amounts such that we distribute all or substantially all of our REIT taxable income in each year. We have not established a minimum distribution payment level with respect to our common stock, and our ability to make distributions may be adversely affected by a number of factors, including the risk factors described in this Annual Report on Form 10-K. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, debt covenants, maintenance of our REIT qualification, applicable law and other factors as our board of directors may deem relevant from time to time.

No assurance can be given that the level of any distributions we make to our stockholders will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our common stock. In addition, some of our distributions may include a return of capital, which would reduce the amount of capital available to operate our business.

Distributions that we make to our stockholders will generally be taxable to our stockholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the tax basis of a stockholder's investment in our common stock.

Risks Related to U.S. Federal Income Tax

Our failure to qualify as a REIT would subject us to U.S. federal, state and local income taxes, which could adversely affect the value of our common stock and would substantially reduce the cash available for distribution to our stockholders.

We operate in a manner that is intended to cause us to qualify as a REIT for U.S. federal income tax purposes. However, the U.S. federal income tax laws governing REITs are complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Although we intend to operate so that we continue to qualify as a REIT, given the complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the potential tax treatment of the investments we make, and the possibility of future changes in our circumstances, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any calendar year, and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax (and any applicable state and local taxes), on our taxable income at the corporate rate, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Further, if we fail to qualify as a REIT, we might need to borrow money or sell assets in order to pay any resulting tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to qualify or maintain our qualification as a REIT, we no longer would be required under U.S. federal tax laws to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT was subject to relief under U.S. federal tax laws, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with REIT requirements may cause us to forego or liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy various tests regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our common stock. In order to meet these tests, we may be required to forego investments we might otherwise make. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. In addition, we may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our investment performance.

Failure to make required distributions would subject us to tax, which would reduce the cash available for distribution to our stockholders.

To qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

•   85% of our REIT ordinary income for that year;

•   95% of our REIT capital gain net income for that year; and

•   any undistributed taxable income from prior years.

We intend to distribute our taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. However, there is no requirement that TRSs distribute their after-tax net income to their parent REIT or its stockholders.

Our taxable income may substantially exceed our net income as determined based on GAAP, because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. To the extent that we generate such non-cash taxable income in a taxable year, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt, sell assets, make taxable distributions of our shares or debt securities or liquidate non-cash assets at rates or at times that we regard as unfavorable to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by publicly held REITs (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act). Pursuant to Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied. We have paid dividends in our own stock in the past and may pay dividends in our own stock in the future. If in the future we choose to pay dividends in our own stock, our stockholders may be required to pay tax in excess of the cash that they receive.

Despite qualification as a REIT, we may face other tax liabilities that reduce our cash flows.

Despite qualification as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, Solutions, Aurora and any other TRSs we form will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distributions to our stockholders.

We may lose our REIT qualification or be subject to a penalty tax if the U.S. Internal Revenue Service, or IRS, successfully challenges our characterization of our investments in Excess MSRs.

We have created, and may create in the future, Excess MSRs from the MSRs held by Aurora. The IRS has issued two private letter rulings to other REITs concluding that Excess MSRs are qualifying assets for purposes of the 75% asset test and produce qualifying income for purposes of the 75% gross income test. Any income that is qualifying income for the 75% gross income test is also qualifying income for the 95% gross income test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Based on these private letter rulings and other IRS guidance regarding excess mortgage servicing fees, we generally intend to treat our investments in Excess MSRs as qualifying assets for purposes of the 75% asset test and as producing qualifying income for purposes of the 95% and 75% gross income tests. However, we have not sought, and we do not intend to seek, our own private letter ruling. Thus, it is possible that the IRS could successfully take the position that our Excess MSRs are not qualifying assets or do not produce qualifying income, presumably by recharacterizing Excess MSRs as an interest in servicing compensation, in which case we may fail one or more of the income and asset requirements for REIT qualification. If we failed one of those tests, we would either be required to pay a penalty tax, which could be material, to maintain REIT status, or we would fail to qualify as a REIT.

The failure of RMBS subject to a repurchase agreement to qualify as real estate assets would adversely affect our ability to qualify as a REIT.

We have entered into repurchase agreements under which we nominally sell certain of our RMBS to a counterparty and simultaneously agree to repurchase the sold assets. We believe that, for U.S. federal income tax purposes, these transactions will be treated as secured debt and we will be treated as the owner of the RMBS that are the subject of any such repurchase agreement notwithstanding that such agreements may transfer record ownership of such assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we do not own the RMBS during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

Uncertainty exists with respect to the treatment of our TBAs for purposes of the REIT asset and income tests.

We may utilize TBAs as a means of investing in and financing Agency RMBS. While there is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the 75% asset test or the qualification of gains from dispositions of TBAs as gains from the sale of real property (including interests in real property and interests in mortgages on real property) or other qualifying income for purposes of the 75% gross income test, we treat our TBAs as qualifying assets for purposes of the REIT asset tests, and we treat income and gains from our TBAs as qualifying income for purposes of the 75% gross income test, based on an opinion of counsel substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a TBA should be treated as ownership of real estate assets, and (ii) any gain recognized by us in connection with the settlement of our TBAs should be treated as qualifying income for purposes of the 75% REIT gross income test. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that the opinion of counsel is based on various assumptions relating to our TBAs and is conditioned upon fact-based representations and covenants made by our management regarding our TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge the opinion of counsel, we could be subject to a penalty tax or we could fail to remain qualified as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code substantially limit our ability to hedge. Our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. Any hedging income earned by a TRS would be subject to U.S. federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or expose us to greater risks associated with interest rate changes or other changes than we would otherwise want to bear.

Our ownership of and relationship with our TRSs (and any future TRSs that we may form) will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, if a TRS borrows funds either from us or a third party, it may be unable to deduct all or a portion of the interest paid, resulting in a higher corporate level tax liability. Further, the REIT rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Our ownership limitation may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their common stock.

In order for us to qualify as a REIT for each taxable year, no more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to help us qualify as a REIT, among other purposes, our charter generally prohibits any person, other than Mr. Middleman, from beneficially or constructively owning more than 9.0% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock.

The ownership limitation and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of shares of our common stock might receive a premium for their common stock over the then-prevailing market price or which holders might believe to be otherwise in their best interests.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20% (plus the 3.8% surtax on net investment income, if applicable). Dividends payable by REITs, however, are generally not eligible for the reduced rates on qualified dividend income. However, REIT dividends constitute "qualified business income" and thus a 20% deduction is available to individual taxpayers with respect to such dividends, resulting in a 29.6% maximum federal tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the taxation of REIT stockholders or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Our recognition of "phantom" income may reduce a stockholder's after-tax return on an investment in our common stock.

We may recognize taxable income in excess of our economic income, or "phantom income", in the first years that we hold certain investments, and experience an offsetting excess of economic income over our taxable income in later years. As a result, stockholders at times may be required to pay U.S. federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for U.S. federal income tax purposes. Taking into account the time value of money, this acceleration of U.S. federal income tax liabilities may reduce a stockholder's after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income.

Future revisions in the U.S. federal tax laws and interpretations thereof may affect or cause us to change our investments and commitments, and affect the tax considerations of an investment in us. Any such revisions could have an adverse effect on an investment in our securities or on the market value or the resale potential of our assets. Shareholders are urged to consult with their tax advisor with respect to the impact of such revisions on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation.

Liquidation of our assets may jeopardize our REIT qualification.

To maintain our qualification as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our assets to repay obligations to our lenders or for other reasons, we may be unable to comply with these requirements, thereby jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as inventory or property held primarily for sale to customers in the ordinary course of business.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, the value of such securities, and also to what extent those securities constitute qualified real estate assets for purposes of the REIT asset tests and produce income that qualifies under the 75% gross income test. The inaccuracy of any such opinions, advice or statements may adversely affect our ability to qualify as a REIT and result in significant corporate-level tax.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

The Company's information security program is designed to protect the security, confidentiality, integrity and availability of the Company's sensitive and personal information and client information. Employing a risk-based approach, the program systematically identifies, assesses and implements safeguards that seek to mitigate cybersecurity threats and secure the Company's information assets, including those of our sub-servicers. The program is informed by the National Institute of Standards and Technology Cybersecurity Framework and is shaped by the legal requirements derived from authoritative sources such as the Gramm-Leach-Bliley Act and its implementing regulations and guidelines, as well as Freddie Mac's mandates from the office of Federal Housing Enterprise Oversight. Additionally, the program is guided by relevant state laws and regulations.

Periodically, the Company, as it reasonably deems necessary, will identify and categorize potential cybersecurity threats and vulnerabilities, determine acceptable risk tolerance for each such threat and vulnerability and implement adequate mitigation controls. At the senior executive level, the CFO is entrusted with the day-to-day oversight of the program's development, implementation, and maintenance. To help facilitate Company-wide compliance with the plan, the Company, as well as its subservicers, provide ongoing training to the appropriate employees.

Our board of directors is responsible for understanding the primary risks to our business. The board is also tasked with developing and advancing our cybersecurity strategy, as well as evaluating the adequacy of our programs and policies. The CEO is responsible for ensuring that the board of directors comprehends the Company's cybersecurity risk profile and receives updates on the program and its policies on a quarterly basis or as necessary. Our current CEO is Jeffrey Lown II. Mr. Lown has a B.S. in Finance from Lehigh University and an M.B.A. from the D'Amore-McKim School of Business at Northeastern University. Mr. Lown was appointed the Company's President and CEO in October 2013.

As mentioned above, the CEO is responsible for the initial assessment and management of potential incidents. Furthermore, the Company has established a response plan that serves as the foundation for addressing unauthorized cybersecurity occurrences from both a technical and regulatory perspective. The Cybersecurity Response Team ("CRT"), comprised of the CEO, General Counsel, Manager of Information Technology ("MIT") and other personnel as each may designate, are responsible for leading all incident management and response activities. The MIT assumes a crucial role in overseeing and managing the technical facets of the CRT while the CEO provides strategic direction and decision-making, facilitating communication with other members of senior management, and disseminating pertinent information to the board of directors. The MIT, an external consultant to the Company, brings over 25 years of IT experience in the private financial sector, with a strong focus on cybersecurity. He has implemented core IT policies, including Information Security and Incident Response, and directed cybersecurity training and testing at the Company. The MIT has also managed cloud infrastructure on Amazon Web Services and integrated automation within trade order management systems. His expertise extends to managing IT for live trading environments and ensuring regulatory compliance. The MIT holds an MA from the State University of New York at Binghamton and a BA from Luther College. Additionally, the Company engages a third-party provider to manage key functions, including identity access management, network security, user and email administration, data governance, threat management, and endpoint security.

In conjunction with the aforementioned plans, the Company conducts an annual business impact analysis to identify the critical business functions that are required by the Company to sustain business operations and potential impacts to the Company if any those critical functions are disrupted. Deriving from the analysis, the Company maintains a business continuity and disaster recovery plan to coordinate business recovery to resume any disrupted critical business operations. In the event of a critical cybersecurity business disruption, the CEO of the Company may activate the business continuity plan to implement risk-based strategies devised to maintain business continuity against distributed denial of service attacks or malware.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company. Please refer to "Item 1A. Risk Factors – Risks Related to Our Business – We are highly dependent on information systems and third parties, and systems failures or cybersecurity incidents could disrupt our business."

Item 2.   Properties

Our business is operated from space located at 4000 Route 66, Suite 310, Tinton Falls, New Jersey 07753, telephone (877) 870-7005.

Item 3.   Legal Proceedings

From time to time, the Company may be involved in various claims and legal actions in the ordinary course of business. As of December 31, 2025, the Company is not aware of any material legal or regulatory claims or proceedings.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information**

Our common stock has been listed and traded on the NYSE under the symbol "CHMI" since October 4, 2013. Prior to October 4, 2013, our common stock was not listed on any exchange or over-the-counter market.

Holders

As of March 5, 2026, we had eight holders of record of our common stock. The eight holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained from our registrar and transfer agent.

Dividends

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common and preferred stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our repurchase agreements and other debt payable. If our cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions, or, with respect to our common stock, we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. We will make distributions only upon the authorization of our board of directors. The amount, timing and frequency of distributions will be authorized by our board of directors based upon a variety of factors, including:

•   actual results of operations;

•   our level of retained cash flows;

•   our ability to make additional investments in our target assets;

•   restrictions under Maryland law;

•   the terms of our preferred stock;

•   any debt service requirements;

•   our taxable income;

•   the annual distribution requirements under the REIT provisions of the Code; and

•   other factors that our board of directors may deem relevant.

Our ability to make distributions to our stockholders will depend upon the performance of our investment portfolio, and, in turn, upon the management of our business by our senior management team. Distributions will be made quarterly in cash to the extent that cash is available for distribution. We may not be able to generate sufficient cash available for distribution to pay distributions to our stockholders. In addition, our board of directors may change our distribution policy with respect to our common stock in the future. No assurance can be given that we will be able to make any other distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time.

We make distributions based on a number of factors, including an estimate of taxable earnings. Dividends distributed and taxable income will typically differ from GAAP earnings due to items such as fair value adjustments, differences in premium amortization and discount accretion, and nondeductible general and administrative expenses. Our common dividend per share may be substantially different than our taxable earnings and GAAP earnings per share.

The following table sets forth the dividends declared on our common stock during each calendar quarter for 2025 and 2024:

	Declaration Date	Record Date	Payment Date		Amount per Share
2025					
Fourth Quarter	12/12/2025	12/31/2025	1/30/2026	$	0.10
Third Quarter	9/15/2025	9/30/2025	10/31/2025	$	0.10
Second Quarter	6/12/2025	6/30/2025	7/31/2025	$	0.15
First Quarter	3/12/2025	3/31/2025	4/30/2025	$	0.15
2024					
Fourth Quarter	12/12/2024	12/31/2024	1/31/2025	$	0.15
Third Quarter	9/13/2024	9/30/2024	10/31/2024	$	0.15
Second Quarter	6/13/2024	6/28/2024	7/31/2024	$	0.15
First Quarter	3/14/2024	3/28/2024	4/30/2024	$	0.15

Stockholder Return Performance

The following graph is a comparison of the cumulative total stockholder return on our common stock, the S&P 500 Index, the Russell 2000 Index and the S&P U.S. BMI Mortgage REITs Index, a peer group index, from December 31, 2020 to December 31, 2025. The graph assumes that $100 was invested on December 31, 2020, in our common stock, the S&P 500 Index, the Russell 2000 Index and the S&P U.S. BMI Mortgage REITs Index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our common stock will continue in line with the same or similar trends depicted in the graph below:



	Year Ended				
	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Cherry Hill Mortgage Investment Corporation	$ 101.61	$ 84.75	$ 68.76	$ 53.72	$ 61.96
Russel 2000	$ 114.82	$ 91.35	$ 106.82	$ 119.14	$ 134.40
S&P U.S. BMI Mortgage REITs (A)	$ 114.76	$ 85.37	$ 98.54	$ 99.09	$ 114.62
S&P 500	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16

Source: S&P Capital IQ Pro

(A)   In addition to the Company, as of December 31, 2025, the S&P U.S. BMI Mortgage REITs Index comprised the following companies: AFC Gamma Inc., AG Mortgage Investment Trust, Inc., AGNC Investment Corp., Angel Oak Mortgage, Inc., Apollo Commercial Real Estate Finance, Inc., Arbor Realty Trust, Inc., Ares Commercial RE Corporation, Arlington Asset Invt Corp., ARMOUR Residential REIT, Inc., Blackstone Mortgage Trust, Inc., BrightSpire Capital, Inc., Broadmark Realty Capital Inc., Chimera Investment Corporation, Claros Mortgage Trust, Inc., Dynex Capital, Inc., Ellington Financial Inc., Ellington Residential Mortgage REIT, Franklin BSP Realty Trust, Inc., Granite Point Mortgage Trust, Inc., Great Ajax Corp., Hannon Armstrong Sustainable Infrastructure Capital, Inc., Invesco Mortgage Capital Inc., KKR Real Estate Finance Trust Inc., Ladder Capital Corp, Lument Finance Trust, Inc., MFA Financial, Inc., New York Mortgage Trust, Inc., NexPoint Real Estate Finance, Inc., Orchid Island Capital, Inc., PennyMac Mortgage Investment Trust, Ready Capital Corporation, Redwood Trust, Inc., Rithm Capital Corp., Sachem Capital Corp., Seven Hills Realty Trust, Starwood Property Trust, Inc., TPG RE Finance Trust, Inc, and Western Asset Mortgage Capital Corporation.

Securities Authorized for Issuance Under Equity Compensation Plans

During 2013, the board of directors approved, and the Company adopted, the Cherry Hill Mortgage Investment Corporation 2013 Equity Incentive Plan (the "2013 Plan"). The 2013 Plan, which expired by its terms in October 2023, provided for the grant of options to purchase shares of the Company's common stock, stock awards, stock appreciation rights ("SARs"), performance units, incentive awards and other equity-based awards, including long term incentive plan units ("LTIP-OP Units") of the Operating Partnership.

In April 2023, the Company's board of directors adopted the Cherry Hill Mortgage Investment Corporation 2023 Equity Incentive Plan (the "2023 Plan"). The 2023 Plan, which expires by its term in April 2033, permits the Company to provide equity-based compensation in the form of options to purchase shares of the Company's common stock, stock awards, SARs, performance units, incentive awards and other equity-based awards (including LTIP-OP Units).

Each LTIP-OP Unit awarded is deemed equivalent to an award of one share of our common stock under the 2023 Plan and reduces the 2023 Plan's share authorization for other awards on a one-for-one basis. The 2023 Plan replaced the 2013 Plan upon the 2023 Plan's approval by stockholders and no further awards will be made by the Company under the 2013 Plan. While the Company currently grants equity awards under the 2023 Plan, the Company has awards outstanding that were granted under the 2013 Plan. No further awards can be granted under the 2013 Plan.

The following table presents information with respect to the Company's equity compensation plans as of December 31, 2025:

Equity Incentive Plan Information
As of December 31, 2025

	Number of Securities Issued or to be Issued Upon Exercise	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation Plans Approved By Shareholders		2,336,749
LTIP-OP Units	663,492	
Forfeited/Redeemed LTIP-OP Units	(57,689)	
Converted LTIP-OP Units	(65,037)	
Issued Shares of Common Stock	510,475	
Forfeited Shares of Common Stock	(3,155)	
Witheld Shares of Common Stock	(24,620)	
Issued Restricted Stock Units	181,942	
Forfeited Restricted Stock Units	-	
Settled Restricted Stock Units	(60,041)	
Witheld Restricted Stock Units		
Equity Compensation Plans Not Approved By Shareholders		-

LTIP-OP Units are a special class of partnership interest in the Operating Partnership. LTIP-OP Units may be issued to eligible participants for the performance of services to or for the benefit of the Operating Partnership. Initially, LTIP-OP Units do not have full parity with the Operating Partnership's common units of limited partnership interest ("OP Units") with respect to liquidating distributions; however, LTIP-OP Units receive, whether vested or not, the same per-unit distributions as OP Units and are allocated their pro-rata share of the Operating Partnership's net income or loss. Under the terms of the LTIP-OP Units, the Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in the Operating Partnership's valuation from the time of grant of the LTIP-OP Units until such event will be allocated first to the holders of LTIP-OP Units to equalize the capital accounts of such holders with the capital accounts of the holders of OP Units. Upon equalization of the capital accounts of the holders of LTIP-OP Units with the other holders of OP Units, the LTIP-OP Units will achieve full parity with OP Units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP-OP Units may be converted into an equal number of OP Units at any time and, thereafter, enjoy all the rights of OP Units, including redemption rights.

Item 6.   Reserved

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes included in "Item 8. Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. All currency amounts are presented in thousands, except per share amounts or as otherwise noted.

General

On November 14, 2024, we became a fully integrated, internally managed residential real estate finance company focused on acquiring, investing in and managing residential mortgage assets in the United States. We were incorporated in Maryland on October 31, 2012, and we commenced operations on or about October 9, 2013, following the completion of our initial public offering and a concurrent private placement. Our common stock, our Series A Preferred Stock and our Series B Preferred Stock are listed and traded on the NYSE under the symbols "CHMI", "CHMI-PRA" and "CHMI-PRB", respectively.

Our principal objective is to generate attractive current yields and risk-adjusted total returns for our stockholders over the long term, primarily through dividend distributions and secondarily through capital appreciation. We attempt to attain this objective by selectively constructing and actively managing a portfolio of Servicing Related Assets and RMBS and, subject to market conditions, other cash flowing residential mortgage assets.

We are subject to the risks involved with real estate and real estate-related debt instruments. These include, among others, the risks normally associated with changes in the general economic climate, changes in the mortgage market, changes in tax laws, interest rate levels, and the availability of financing.

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ended December 31, 2013. We operate so as to continue to qualify to be taxed as a REIT. Our asset acquisition strategy focuses on acquiring a diversified portfolio of residential mortgage assets that balances the risk and reward opportunities our internal management team observes in the marketplace. Aurora has or is in the process of obtaining the licenses necessary to invest in MSRs on a nationwide basis and is an approved seller/servicer for Fannie Mae and Freddie Mac.

In addition to Servicing Related Assets, we invest in RMBS, primarily those backed by 30-, 20- and 15-year fixed rate mortgages that offer what we believe to be favorable prepayment and duration characteristics. Our RMBS consist solely of Agency RMBS on which the payments of principal and interest are guaranteed by an Agency. In the past, we have invested in Agency CMOs consisting of IOs as well as non-Agency RMBS and may do so in the future subject to market conditions and availability of capital. We finance our RMBS with an amount of leverage, that varies from time to time depending on the particular characteristics of our portfolio, the availability of financing and market conditions. We do not have a targeted leverage ratio for our RMBS. Our borrowings for RMBS consist of short-term borrowings under master repurchase agreements.

Subject to maintaining our qualification as a REIT, we utilize derivative financial instruments (or hedging instruments) to hedge our exposure to potential interest rate mismatches between the interest we earn on our assets and our borrowing costs caused by fluctuations in short-term interest rates. In utilizing leverage and interest rate hedges, our objectives include, where desirable, locking in, on a long-term basis, a spread between the yield on our assets and the cost of our financing in an effort to improve returns to our stockholders.

We also seek to operate our business in a manner that does not require us to register as an investment company under the Investment Company Act.

We conduct substantially all of our operations and own substantially all of our assets through our Operating Partnership. We are the sole general partner of our Operating Partnership. As of December 31, 2025, we owned 98.4% of our Operating Partnership. Our Operating Partnership, in turn, owns all of the outstanding common stock of CHMI Sub-REIT, Inc. (the "Sub-REIT"). The Sub-REIT has elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 2020.

From time to time, we may issue and sell shares of our common stock or preferred stock, including additional shares of our Series A Preferred Stock or Series B Preferred Stock. See "Item 8. Consolidated Financial Statements and Supplementary Data—Note 6. Equity and Earnings per Common Share—Common and Preferred Stock.."

The Company has an at-the-market offering program for its common stock (the "Common Stock ATM Program") pursuant to which it may offer and sell through one or more sales agents, up to $150.0 million in shares of its common stock at prices prevailing at the time, subject to volume and other regulatory limitations. As of December 31, 2025, approximately $34.6 million was remaining pursuant to the Common Stock ATM Program. During the year ended December 31, 2025, the Company issued and sold 4,909,053 shares of common stock under the Common Stock ATM Program. The shares were sold at a weighted average price of $3.00 per share for aggregate gross proceeds of approximately $14.7 million before fees of approximately $293,000. During the year ended December 31, 2024, the Company issued and sold 1,544,917 shares of common stock under the Common Stock ATM Program. The shares were sold at a weighted average price of $3.59 per share for aggregate gross proceeds of approximately $5.6 million before fees of approximately $111,000.

Prior to January 29, 2024, the Company had an at-the-market offering program for its Series A Preferred Stock (the "Preferred Series A ATM Program") pursuant to which it could offer and sell through one or more sales agents up to $35.0 million in shares of its Series A Preferred Stock at prices prevailing at the time, subject to volume and other regulatory limitations. During the years ended December 31, 2025 and December 31, 2024, the Company did not issue and sell any shares of Series A Preferred Stock pursuant to the Preferred Series A ATM Program. The Company terminated the Preferred Series A ATM Program effective as of January 29, 2024.

In September 2019, the Company initiated a share repurchase program that allows for the repurchase of up to an aggregate of $10.0 million of its common stock. As of December 31, 2025, approximately $4.7 million was remaining under the share repurchase program. Shares may be repurchased from time to time through privately negotiated transactions or open market transactions, pursuant to a trading plan in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act, or by any combination of such methods. The manner, price, number and timing of share repurchases are subject to a variety of factors, including market conditions and applicable SEC rules. The share repurchase program does not require the purchase of any minimum number of shares, and, subject to SEC rules, purchases may be commenced or suspended at any time without prior notice. During the years ended December 31, 2025 and December 31, 2024, the Company did not repurchase any common stock pursuant to the repurchase program.

In December 2023, the Company initiated a preferred stock repurchase program that allows for the repurchase of up to an aggregate of $50.0 million of its shares of preferred stock. Shares of preferred stock may be repurchased from time to time through privately negotiated transactions or open market transactions, pursuant to a trading plan in accordance with Rules 10b5-1 under the Exchange Act. The manner, price, number and timing of share repurchases are subject to a variety of factors, including market conditions and applicable SEC rules. The preferred stock repurchase program does not require the purchase of any minimum number of shares of preferred stock, and, subject to SEC rules, purchases may be commenced or suspended at any time without prior notice. During the year ended December 31, 2025, the Company did not repurchase any Preferred Stock pursuant to the repurchase program. During the year ended December 31, 2024, the Company repurchased 395,897 shares of its Series B Preferred Stock at a weighted average purchase price of $23.77 per share and paid aggregate brokerage commissions of approximately $11,900 on such repurchases. The difference between the consideration transferred and the carrying value of the preferred stock repurchased resulted in a gain attributable to common stockholders of $78,000 for the year ended December 30, 2024. Shares of preferred stock that are repurchased by the Company cease to be outstanding but remain authorized for future issuance.

Effects of Federal Reserve Policy on the Company

Since September 2025, the Federal Reserve has reduced its federal funds rate target by 75 basis points to a range of 3.50% to 3.75% due to slowing job growth and increased unemployment. Even though inflation remains above its 2 percent target, the Federal Reserve has determined that in evaluating its dual mandate the downside risks to employment have risen.

As of December 1, 2025, the Federal Reserve has also ceased reducing its balance sheet. Since 2022, the Federal Reserve had been allowing a set amount of Treasury securities and Agency RMBS on its balance sheet to roll off each month without reinvestment. Prior to December 1, 2025, the Federal Reserve's monthly redemption cap on U.S. Treasury Securities was $5 billion and its redemption cap on agency debt/MBS was $35 billion with excess principal payments reinvested in U.S. Treasury securities.

In addition, on January 11, 2026, it was reported that the U.S. Attorney's Office in the District of Columbia is investigating the Federal Reserve's renovation of its headquarters and whether Federal Reserve Chairman Jerome Powell lied to Congress about the project. In response, Chairman Powell made a public statement that he believed the investigation was initiated because the Federal Reserve would not set interest rates as the President preferred. It is unclear what impact the investigation will have on the future course of U.S. monetary policy.

To the extent the Federal Reserve takes future action to ease monetary policy by reducing its federal funds rate and/or purchasing securities and increasing its balance sheet, it will generally lower interest rates across asset classes, including for Agency RMBS. Lower rates could reduce our funding costs and spur economic activity, increasing our net interest income. Higher prepayment could reduce the length of cash flows from the MSRs and accelerate the premium amortization on the RMBS portfolio. In the event that the Federal Reserve reverses course and tightens monetary policy in the future by increasing the federal funds rate and/or selling securities and reducing its balance sheet, these actions could result in higher interest rates, including for Agency RMBS, and reduce economic activity in the United States, as well as decrease spreads on interest rates, which can reduce our net interest income and increase our funding costs. They may also negatively impact our results as we have certain assets and liabilities that are sensitive to changes in interest rates. In addition, lower net interest income resulting from higher rates is partially offset by lower prepayments which extends the length of cash flows from the MSRs and slows the premium amortization on the RMBS portfolio.

The impact on our operating results of future actions by the Federal Reserve that change market interest rates is discussed further below. See "Factors Impacting our Operating Results."

Factors Impacting our Operating Results

Our income is generated primarily by the net spread between the income we earn on our assets and the cost of our financing and hedging activities as well as the amortization of any purchase premiums or the accretion of discounts. Our net income includes the actual interest payments we receive on our RMBS, the net servicing fees we receive on our MSRs and the accretion/amortization of any purchase discounts/premiums. Changes in various factors such as market interest rates, prepayment speeds, estimated future cash flows, servicing costs and credit quality could affect the amount of premium to be amortized or discount to be accreted into interest income for a given period. Prepayment speeds vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be affected by credit losses in excess of initial anticipations or unanticipated credit events experienced by borrowers whose mortgage loans underlie the MSRs held by Aurora.

Set forth below is the positive net spread between the yield on RMBS and our costs of funding those assets at the end of each of the quarters indicated below:

Average Net Yield Spread at Period End

Quarter Ended	Average Asset Yield	Average Cost of Funds (A)	Average Net Interest Rate Spread
December 31, 2025	5.08%	1.62%	3.46%
September 30, 2025	5.08%	1.31%	3.77%
June 30, 2025	5.08%	1.17%	3.91%
March 31, 2025	5.00%	1.30%	3.70%
December 31, 2024	4.91%	1.12%	3.79%
September 30, 2024	4.93%	1.00%	3.92%
June 30, 2024	4.88%	1.13%	3.74%
March 31, 2024	4.83%	1.07%	3.75%

(A)   Average Cost of Funds also includes the benefits of related swaps.

Changes in the Market Value of Our Assets

We hold our Servicing Related Assets as long-term investments. Our MSRs are carried at their fair value with changes in their fair value recorded in other income (loss) in our consolidated statements of income (loss). Those values may be affected by events or headlines that are outside of our control, such as events impacting the U.S. or global economy generally or the U.S. residential market specifically, and events or headlines impacting the parties with which we do business. See "Item 1A. Risk Factors – Risks Related to Our Business"

All of our investments in RMBS are reported at their fair value. At the time of purchase, ASC 320, *Investments – Debt and Equity Securities* requires us to designate a security as held-to-maturity, available-for-sale or trading, depending on our ability to hold such security to maturity. Alternatively, we may elect the fair value option of accounting for securities pursuant to ASC 825, *Financial Instruments.* Prior to January 1, 2023, we designated all our investments in RMBS as available-for-sale. On January 1, 2023, we elected the fair value option of accounting for all RMBS acquired after such date. Unrealized gains and losses on RMBS classified as available-for-sale are reported in accumulated other comprehensive income, whereas unrealized gains and losses on RMBS for which we elected the fair value option are reported in the consolidated statements of income (loss).

We evaluate the cost basis of our available-for-sale RMBS on a quarterly basis under ASC 326-30, *Financial Instruments-Credit Losses: Available-for-Sale Debt Securities.* When the fair value of a security is less than its amortized cost basis as of the balance sheet date, the security's cost basis is considered impaired. If we determine that we intend to sell the security or it is more likely than not that we will be required to sell before recovery, we recognize the difference between the fair value and amortized cost as a loss in the consolidated statements of income (loss). If we determine we do not intend to sell the security or it is not more likely than not we will be required to sell the security before recovery, we must evaluate the decline in the fair value of the impaired security and determine whether such decline resulted from a credit loss or non-credit related factors. In our assessment of whether a credit loss exists, we perform a qualitative assessment around whether a credit loss exists and if necessary, we compare the present value of estimated future cash flows of the impaired security with the amortized cost basis of such security. The estimated future cash flows reflect those that a "market participant" would use and typically include assumptions related to fluctuations in interest rates, prepayment speeds, default rates, collateral performance, and the timing and amount of projected credit losses, as well as incorporating observations of current market developments and events. Cash flows are discounted at an interest rate equal to the current yield used to accrete interest income. If the present value of estimated future cash flows is less than the amortized cost basis of the security, an expected credit loss exists and is included in provision for (reversal of) credit losses on securities in the consolidated statements of income (loss). If it is determined as of the financial reporting date that all or a portion of a security's cost basis is not collectible, then we will recognize a realized loss to the extent of the adjustment to the security's cost basis. This adjustment to the amortized cost basis of the security is reflected in realized gain (loss) on RMBS, net in the consolidated statements of income (loss).

Impact of Changes in Market Interest Rates on Our Assets

The value of our assets may be affected by prepayment speeds on mortgage loans. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise liquidated or charged off. Generally, in a declining interest rate environment, prepayment speeds tend to increase. Conversely, in an increasing interest rate environment, prepayment speeds tend to decrease. When we acquire Servicing Related Assets or RMBS, we anticipate that the underlying mortgage loans will prepay at a projected rate generating an expected cash flow (in the case of Servicing Related Assets) and yield. If we purchase assets at a premium to par value and borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on our assets may reduce the expected yield on such assets because we will have to amortize the related premium on an accelerated basis. In addition, we will have to reinvest the greater amounts of prepayments in that lower rate environment, thereby affecting future yields on our assets. If we purchase assets at a discount to par value, and borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments may reduce the expected yield on assets because we will not be able to accrete the related discount as quickly as originally anticipated.

If prepayment speeds are significantly greater than expected, the fair value of the Servicing Related Assets could be less than their fair value as previously reported on our consolidated balance sheets. Such a reduction in the fair value of the Servicing Related Assets would have a negative impact on our book value. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from the Servicing Related Assets, and we could receive substantially less than what we paid for such assets. Our balance sheet, results of operations and cash flows are susceptible to significant volatility due to changes in the fair value of, or cash flows from, the Servicing Related Assets as interest rates change.

A slower than anticipated rate of prepayment due to an increase in market interest rates also will cause the life of the related RMBS to extend beyond that which was projected. As a result, we would have an asset with a lower yield than current investments for a longer period of time. In addition, if we have hedged our interest rate risk, extension may cause the security to be outstanding longer than the related hedge, thereby reducing the protection intended to be provided by the hedge.

Voluntary and involuntary prepayment rates may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of, or natural disasters affecting, the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors, none of which can be predicted with any certainty.

We attempt to reduce the exposure of our MSRs to voluntary prepayments through the structuring of recapture agreements with Aurora's subservicers. Under these agreements, the subservicer attempts to refinance specified mortgage loans. The subservicer sells the new mortgage loan to the applicable Agency, transfers the related MSR to Aurora and then subservices the new mortgage loan on behalf of Aurora.

With respect to our business operations, increases in interest rates, in general, may over time cause:

- the interest expense associated with our borrowings to increase;

- the value of our assets to fluctuate;

- the coupons on any adjustable-rate and hybrid RMBS we may own to reset, although on a delayed basis, to higher interest rates;

- prepayments on our RMBS to slow, thereby slowing the amortization of our purchase premiums and the accretion of our purchase discounts; and

- an increase in the value of any interest rate swap agreements we may enter into as part of our hedging strategy.

Conversely, decreases in interest rates, in general, may over time cause:

- prepayments on our RMBS to increase, thereby accelerating the amortization of our purchase premiums and the accretion of our purchase discounts;

- the interest expense associated with our borrowings to decrease;

- the value of our assets to fluctuate;

- a decrease in the value of any interest rate swap agreements we may enter into as part of our hedging strategy; and

- coupons on any adjustable-rate and hybrid RMBS assets we may own to reset, although on a delayed basis, to lower interest rates.

Regardless, we cannot predict the impact future actions by the Federal Reserve will have on our business, and any such actions may negatively impact us.

Effects of Spreads on our Assets

The spread between the yield on our assets and our funding costs affects the performance of our business. Wider spreads imply the potential for greater income on new asset purchases but may have a negative impact on our stated book value. Wider spreads may also negatively impact asset prices. In an environment where spreads are widening, counterparties may require additional collateral to secure borrowings which may require us to reduce leverage by selling assets. Conversely, tighter spreads imply the potential for lower income on new asset purchases but may have a positive impact on stated book value of our existing assets. In this case, we may be able to reduce the amount of collateral required to secure borrowings.

Credit Risk

We are subject to varying degrees of credit risk in connection with our assets. Although we expect relatively low credit risk with respect to our portfolios of Agency RMBS, we may become subject to the credit risk of borrowers under the loans backing any CMOs that we may own and to the credit enhancements built into the CMO structure. We also are subject to the credit risk of the borrowers under the mortgage loans underlying the MSRs that Aurora owns. Through loan level due diligence, we attempt to mitigate this risk by seeking to acquire high quality assets at appropriate prices given anticipated and unanticipated losses. We also conduct ongoing monitoring of acquired MSRs. Nevertheless, unanticipated credit losses could occur which could adversely impact our operating results.

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with US GAAP, which requires the use of estimates that involve the exercise of judgment and the use of assumptions as to future uncertainties. Our most critical accounting policies involve decisions and assessments that could affect our reported amounts of assets and liabilities, as well as our reported amounts of revenues and expenses. We believe that the decisions and assessments upon which our financial statements are based were reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates may change over time as we diversify our portfolio. The material accounting policies and estimates that we expect to be most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below. For additional information on our material accounting policies and estimates, see "Item 8. Consolidated Financial Statements and Supplementary Data—Note 2. Basis of Presentation and Significant Accounting Policies."

Investments in MSRs

We have elected the fair value option to record our investments in MSRs in order to provide users of our consolidated financial statements with better information regarding the effects of prepayment risk and other market factors on the MSRs. Under this election, we record a valuation adjustment on our investments in MSRs on a quarterly basis to recognize the changes in fair value of our MSRs in net income as described below. Although transactions in MSRs are observable in the marketplace, the valuation includes unobservable market data inputs (prepayment speeds, costs to service and discount rates). The change in fair value of MSRs is recorded within "Unrealized gain (loss) on investments in Servicing Related Assets" on the consolidated statements of income (loss). Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the MSRs and, therefore, may differ from their effective yields. In determining the valuation of MSRs, management uses internally developed pricing models that are based on certain unobservable market-based inputs. The Company classifies these valuations as Level 3 in the fair value hierarchy. For additional information on our fair value methodology, see "Item 8. Consolidated Financial Statements and Supplementary Data—Note 9. Fair Value."

Revenue Recognition on Investments in MSRs

Mortgage servicing fee income represents revenue earned from the ownership of MSRs. The servicing fees are based on a contractual percentage of the outstanding principal balance and are recognized as revenue as the related mortgage payments are collected. Corresponding costs to service are charged to expense as incurred. Servicing fee income received and servicing expenses incurred are reported on the consolidated statements of income (loss).

Income Taxes

We elected to be taxed as a REIT under the Code commencing with our short taxable year ended December 31, 2013. We expect to continue to qualify to be treated as a REIT. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income. Our taxable REIT subsidiary, Solutions, and its wholly-owned subsidiary, Aurora, are subject to U.S. federal income taxes on their taxable income.

We account for income taxes in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recording of deferred income taxes that reflect the net tax effect of temporary differences between the carrying amounts of our assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. For information on our assessment of the realizability of deferred tax assets, see "Item 8. Consolidated Financial Statements and Supplementary Data—Note 15. Income Taxes." We assess our tax positions for all open tax years and determine if we have any material unrecognized liabilities in accordance with ASC 740. We record these liabilities to the extent we deem them more-likely-than-not to be incurred. We record interest and penalties related to income taxes within the provision for income taxes in the consolidated statements of income (loss). We have not incurred any interest or penalties.

Investments in Securities

Prior to fiscal year 2023, we designated all our investments in RMBS as available-for-sale pursuant to ASC 320, *Investments – Debt and Equity Securities*. Although we may hold most of our securities until maturity, we may, from time to time, sell any of our securities as part of our overall management of our asset portfolio. All assets classified as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. On January 1, 2023, we elected the fair value option of accounting pursuant to ASC 825, *Financial Instruments*, for all RMBS acquired after such date. Unrealized gains and losses on RMBS for which we elected the fair value option are reported in the consolidated statements of income (loss). Fair value of our investments in RMBS is determined based upon prices obtained from third-party pricing providers. Changes in underlying assumptions used in estimating fair value impact the carrying value of the investments in RMBS as well as their yield. For additional information on our assessment of credit-related impairment and our fair value methodology, see "Item 8. Consolidated Financial Statements and Supplementary Data—Note 4. Investments in RMBS and Note 9. Fair Value."

Revenue Recognition on Securities

Interest income from coupon payments is accrued based on the outstanding principal amount of the RMBS and their contractual terms. Premiums and discounts associated with the purchase of the RMBS are amortized or accreted into interest income over the projected lives of the securities using the effective interest method. Our policy for estimating prepayment speeds for calculating the effective yield is to evaluate historical performance, consensus prepayment speeds, and current market conditions. Adjustments are made for actual prepayment activity. For information on how interest rates affect net interest income, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Effect on Net Interest Income."

Repurchase Transactions

We finance the acquisition of our RMBS for our portfolio through repurchase transactions under master repurchase agreements. Repurchase transactions are treated as collateralized financing transactions and are carried at their contractual amounts as specified in the respective transactions. Accrued interest payable is included in "Accrued expenses and other liabilities" on the consolidated balance sheets. Securities financed through repurchase transactions remain on our consolidated balance sheet as an asset and cash received from the purchaser is recorded on our consolidated balance sheets as a liability. Interest paid in accordance with repurchase transactions is recorded in interest expense on the consolidated statements of income (loss).

Results of Operations

Presented below is a comparison of the Company's results of operations for the periods indicated (dollars in thousands):

Results of Operations

| | Year Ended December 31, | |
	2025	2024
Income		
Interest income	$ 61,095	$ 55,798
Interest expense	49,778	55,769
Net interest income	11,317	29
Servicing fee income	43,299	48,527
Servicing costs	9,275	12,418
Net servicing income	34,024	36,109
Other income (loss)		
Realized loss on RMBS, net	(6,045)	(6,595)
Realized gain on investments in MSRs, net	-	504
Realized gain on derivatives, net	7,037	21,322
Realized gain on acquired assets, net	2	2
Unrealized gain (loss) on RMBS, measured at fair value through earnings, net	35,578	(19,445)
Unrealized gain (loss) on derivatives, net	(39,767)	9,809
Unrealized loss on investments in Servicing Related Assets	(18,825)	(7,160)
Total Income	**23,321**	**34,575**
Expenses		
General and administrative expense	7,704	10,654
Compensation and benefits	6,478	1,572
Management fee to affiliate	-	6,037
Total Expenses	**14,182**	**18,263**
Income Before Income Taxes	**9,139**	**16,312**
Provision for corporate business taxes	2,197	4,102
Net Income	**6,942**	**12,210**
Net income allocated to noncontrolling interests in Operating Partnership	(114)	(240)
Dividends on preferred stock	(9,829)	(9,969)
Gain on repurchase and retirement of preferred stock	-	78
Net Income (Loss) Applicable to Common Stockholders	**$ (3,001)**	**$ 2,079**

Presented below is summary financial data on our segments together with the data for the Company as a whole, for the periods indicated (dollars in thousands):

Segment Summary Data

Income Statement	Servicing Related Assets		RMBS		All Other		Total	
Year Ended December 31, 2025								
Interest income	$	134	$	60,961	$	-	$	61,095
Interest expense		1,487		48,291		-		49,778
Net interest income (expense)		(1,353)		12,670		-		11,317
Servicing fee income		43,299		-		-		43,299
Servicing costs		9,275		-		-		9,275
Net servicing income		34,024		-		-		34,024
Other expense (A)		(18,121)		(3,899)		-		(22,020)
Other operating expenses (B)		(3,513)		(2,810)		(7,859)		(14,182)
Provision for corporate business taxes		(2,197)		-		-		(2,197)
Net other comprehensive income		-		10,904		-		10,904
Comprehensive income (loss)	$	8,840	$	16,865	$	(7,859)	$	17,846
Year Ended December 31, 2024								
Interest income	$	5	$	55,793	$	-	$	55,798
Interest expense		1,404		54,365		-		55,769
Net interest income (expense)		(1,399)		1,428		-		29
Servicing fee income		48,527		-		-		48,527
Servicing costs		12,418		-		-		12,418
Net servicing income		36,109		-		-		36,109
Other income (expense) (A)		(8,117)		6,554		-		(1,563)
Other operating expenses (B)		(3,910)		(1,141)		(13,212)		(18,263)
Provision for corporate business taxes		(4,102)		-		-		(4,102)
Net other comprehensive loss		-		(4,725)		-		(4,725)
Comprehensive income (loss)	$	18,581	$	2,116	$	(13,212)	$	7,485

(A)   Included in other income (expense) are realized and unrealized gains (losses) on Servicing Related Assets, RMBS and derivatives.
(B)   Included in other operating expenses are general and administrative expenses, compensation and benefits and management fee to affiliate.

	Servicing Related Assets		RMBS		All Other		Total	
Balance Sheet								
December 31, 2025								
Investments	$	214,831	$	1,213,851	$	-	$	1,428,682
Other assets		28,904		27,293		55,677		111,874
Total assets		243,735		1,241,144		55,677		1,540,556
Debt		145,191		1,137,200				1,282,391
Other liabilities		2,575		9,504		7,554		19,633
Total liabilities		147,766		1,146,704		7,554		1,302,024
Net Assets	$	95,969	$	94,440	$	48,123	$	238,532
December 31, 2024								
Investments	$	233,658	$	1,122,420	$	-	$	1,356,078
Other assets		28,874		59,159		47,064		135,097
Total assets		262,532		1,181,579		47,064		1,491,175
Debt		151,226		1,077,257		-		1,228,483
Other liabilities		4,290		15,010		9,770		29,070
Total liabilities		155,516		1,092,267		9,770		1,257,553
Net Assets	$	107,016	$	89,312	$	37,294	$	233,622

Interest Income

Interest income for the year ended December 31, 2025 was $61.1 million as compared to $55.8 million for the year ended December 31, 2024. The $5.3 million increase in interest income for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to purchases of new securities, an increase in price premium amortization as well as replacing lower yielding securities with higher yielding securities.

Interest Expense

Interest expense for the year ended December 31, 2025 was $49.8 million as compared to $55.8 million for the year ended December 31, 2024. The $6.0 million decrease in interest expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to a decrease in financing rates combined with a decrease in notes payable.

Servicing Fee Income

Servicing fee income for the year ended December 31, 2025 was $43.3 million as compared to $48.5 million for the year ended December 31, 2024. The $5.2 million decrease in servicing fee income for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to changes in the size of the portfolio.

Servicing Costs

Servicing costs for the year ended December 31, 2025 were $9.3 million as compared to $12.4 million for the year ended December 31, 2024. The $3.1 million decrease in servicing costs for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily due to changes in the portfolio and a one-time loan level adjustment as well as de-boarding fees related to the MSR sale during the year ended December 31, 2024.

Realized Loss on RMBS, Net

Realized loss on RMBS for the year ended December 31, 2025 was $6.0 million as compared to $6.6 million for the year ended December 31, 2024. The $0.6 million decrease in realized loss on RMBS for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to a decline in the number of RMBS securities sold during the year ended December 31, 2025.

Realized Gain on Investments in MSRs, Net

Realized gain on investments in MSRs for the year ended December 31, 2025 was $0 as compared to $0.5 million for the year ended December 31, 2024. The decrease of $0.5 million in realized gain on MSRs was because no MSRs were sold during the year ended December 31, 2025.

Realized Gain on Derivatives, Net

Realized gain on derivatives for the year ended December 31, 2025 was $7.0 million as compared to $21.3 million for the year ended December 31, 2024. The $14.3 million decrease in realized gain on derivatives for the year ended December 31, 2025 as compared to December 31, 2024 was substantially comprised of a decrease of $13.4 million in interest income on interest rate swaps and an increase of $5.5 million in losses on interest rate swaps, offset by a decrease of $1.8 million in losses on TBAs and a decrease of $2.8 million in losses on U.S. Treasury futures due to changes in interest rates as well as composition of derivatives.

Unrealized Gain (Loss) on RMBS, Measured at Fair Value through Earnings, Net

Unrealized gain on RMBS measured at fair value through earnings for the year ended December 31, 2025 was $35.6 million as compared to a loss of $19.4 million for the year ended December 31, 2024. The increase of $55.0 million in unrealized gain on RMBS measured at fair value through earnings was due to a drop in interest rates during the period combined with spread tightening.

Unrealized Gain (Loss) on Derivatives

Unrealized loss on derivatives for the year ended December 31, 2025 was $39.8 million as compared to a gain of $9.8 million for the year ended December 31, 2024. The $49.6 million increase in unrealized loss on derivatives for the year ended December 31, 2025 as compared to December 31, 2024 was primarily due to changes in interest rates and the composition of our derivatives relative to the prior year.

Unrealized Loss on Investments in Servicing Related Assets

Unrealized loss on our investments in Servicing Related Assets for the year ended December 31, 2025 was $18.8 million as compared to $7.2 million for the year ended December 31, 2024. The $11.6 million increase in unrealized loss on our investments in Servicing Related Assets for December 31, 2025 as compared to December 31, 2024 was primarily due to changes in valuation inputs or assumptions and paydown of underlying loans.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2025 was $7.7 million as compared to $10.7 million for the year ended December 31, 2024. The $3.0 million decrease in general and administrative expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to a decrease in professional fees related to the Internalization.

Compensation and Benefits

Compensation and benefits expense for the year ended December 31, 2025 was $6.5 million as compared to $1.6 million for the year ended December 31, 2024. The $4.9 million increase in compensation and benefits expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was because, effective as of November 14, 2024, the Company started operating as an internally managed Company.

Management Fee to Affiliate

Management fee to affiliate for the year ended December 31, 2025 was $0 as compared to $6.0 million for the year ended December 31, 2024. The $6.0 million decrease in management fee to affiliate for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to the Internalization of the Company.

Net Income Allocated to Noncontrolling Interests in Operating Partnership

Net income allocated to noncontrolling interests in the Operating Partnership, which are LTIP-OP Units owned by our directors, officers and employees represented approximately 1.6% and 2.0% of net income for the years ended December 31, 2025 and December 31, 2024, respectively.

For the period indicated below, our accumulated other comprehensive income (loss) changed as a result of the indicated gains and losses (dollars in thousands):

Accumulated Other Comprehensive Income (Loss)

	Year Ended December 31, 2025
Accumulated other comprehensive loss, December 31, 2024	$ (7,270)
Other comprehensive income	10,939
Accumulated other comprehensive income, December 31, 2025	$ 3,669

	Year Ended December 31, 2024
Accumulated other comprehensive loss, December 31, 2023	$ (2,545)
Other comprehensive loss	(4,725)
Accumulated other comprehensive loss, December 31, 2024	$ (7,270)

Our GAAP equity changes as the values of our RMBS are marked to market each quarter, among other factors. The primary causes of mark to market changes are changes in interest rates and nominal spreads. During the year ended December 31, 2025, a drop in interest rates caused a net unrealized gain on our available-for-sale RMBS. During the year ended December 31, 2024, a rise in interest rates caused a net unrealized loss on our available-for-sale RMBS. Unrealized gain (loss) on available-for-sale RMBS is recorded in accumulated other comprehensive income (loss).

Non-GAAP Financial Measures

This Management's Discussion and Analysis of Financial Condition and Results of Operations section contains analysis and discussion of non-GAAP financial measures, including:

- earnings available for distribution; and

- earnings available for distribution per average common share.

EAD is a non-GAAP financial measure that we define as GAAP net income (loss), excluding realized gain (loss) on RMBS, unrealized gain (loss) on RMBS measured at fair value through earnings, realized and unrealized gain (loss) on derivatives, realized gain (loss) on acquired assets, realized and unrealized gain (loss) on investments in MSRs (net of any estimated MSR amortization) and any tax expense (benefit) on realized and unrealized gain (loss) on MSRs. MSR amortization refers to the portion of the change in fair value of the MSR that is primarily due to the realization of cashflows, runoff resulting from prepayments and an adjustment for any gain or loss on the capital used to purchase the MSR. EAD also includes interest rate swap periodic interest income (expense) and drop income on TBA dollar roll transactions, which are included in "Realized gain (loss) on derivatives, net" on the consolidated statements of income (loss). EAD is adjusted to exclude outstanding LTIP-OP Units in our Operating Partnership and dividends paid on our preferred stock.

EAD is provided for purposes of potential comparability to other issuers that invest in residential mortgage-related assets. We believe providing investors with EAD, in addition to related GAAP financial measures, may provide investors some insight into our ongoing operational performance. However, the concept of EAD does have significant limitations, including the exclusion of realized and unrealized gains (losses), and given the apparent lack of a consistent methodology among issuers for defining EAD, it may not be comparable to similarly titled measures of other issuers, which define EAD differently from us and each other. As a result, EAD should not be considered a substitute for our GAAP net income (loss) or as a measure of our liquidity. While EAD is one indicia of the Company's earnings capacity, it is not the only factor considered in setting a dividend and is not the same as REIT taxable income which is calculated in accordance with the rules of the IRS.

Earnings Available for Distribution

EAD for the year ended December 31, 2025 as compared to the year ended December 31, 2024, increased by approximately $3.7 million or $0.06 per average common share due primarily to a decrease in Internalization expenses as well as a decrease in borrowing costs offset by an increase in common share count resulting from issuances under the Common Stock ATM program.

The following table reconciles the GAAP measure of net income (loss) to EAD and related per average common share amounts, for the periods indicated (dollars in thousands):

| | Year Ended December 31, | |
	2025	2024
Net Income	$ 6,942	$ 12,210
Realized loss on RMBS, net	6,045	6,595
Realized loss on derivatives, net (A)	15,546	14,687
Realized gain on investments in MSRs, net	-	(504)
Realized gain on acquired assets, net	(2)	(2)
Unrealized loss (gain) on RMBS measured at fair value through earnings, net	(35,578)	19,445
Unrealized loss (gain) on derivatives, net	39,767	(9,809)
Unrealized gain on investments in MSRs, net of estimated MSR amortization	(11,325)	(26,796)
Tax expense on realized and unrealized gain on MSRs	4,672	6,716
Total EAD:	$ 26,067	$ 22,542
EAD attributable to noncontrolling interests in Operating Partnership	(428)	(442)
Dividends on preferred stock	(9,829)	(9,969)
EAD Attributable to Common Stockholders	**$ 15,810**	**$ 12,131**
EAD Attributable to Common Stockholders, per Diluted Share	**$ 0.46**	**$ 0.40**
GAAP Net Income (Loss) Per Share of Common Stock, per Diluted Share	**$ (0.09)**	**$ 0.07**

(A) Excludes drop income on TBA dollar rolls of $2.4 million and $2.4 million and interest rate swap periodic interest income of $20.2 million and $33.6 million for the years ended December 31, 2025 and December 31, 2024, respectively.

Our Portfolio

MSRs

Aurora's MSR portfolio of Fannie Mae and Freddie Mac MSRs have an aggregate UPB of approximately $15.9 billion as of December 31, 2025.

The following tables set forth certain characteristics of the mortgage loans underlying those MSRs as of the dates indicated (dollars in thousands):

MSR Collateral Characteristics

As of December 31, 2025

	Current Carrying Amount		Current Principal Balance	Collateral Characteristics				
				WA Coupon(A)	WA Servicing Fee(A)	WA Maturity (months)(A)	WA Loan Age (months)(A)	ARMs %(B)
MSRs	$	214,831	$ 15,891,266	3.49%	0.25%	283	63	0.0%
MSR Total/Weighted Average	**$**	**214,831**	**$ 15,891,266**	**3.49%**	**0.25%**	**283**	**63**	**0.0%**

As of December 31, 2024

	Current Carrying Amount		Current Principal Balance	Collateral Characteristics				
				WA Coupon(A)	WA Servicing Fee(A)	WA Maturity (months)(A)	WA Loan Age (months)(A)	ARMs %(B)
MSRs	$	233,658	$ 17,304,133	3.50%	0.25%	294	53	0.1%
MSR Total/Weighted Average	**$**	**233,658**	**$ 17,304,133**	**3.50%**	**0.25%**	**294**	**53**	**0.1%**

(A) Weighted average coupon, servicing fee, maturity and loan age of the underlying residential mortgage loans in the pool are based on the unpaid principal balance.

(B) ARMs % represents the percentage of the total principal balance of the pool that corresponds to ARMs and hybrid ARMs.

RMBS

The following tables summarize the characteristics of our RMBS portfolio and certain characteristics of the collateral underlying our RMBS as of the dates indicated (dollars in thousands):

RMBS Characteristics

As of December 31, 2025

Asset Type	Original Face Value	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI										
Fannie Mae	$ 150,782	$ 110,321	$ 3,094	$ (232)	$ 113,183	10	(B)	4.67%	4.83%	26
Freddie Mac	125,240	92,829	1,149	(259)	93,719	10	(B)	4.67%	4.76%	26
RMBS, measured at fair value through earnings										
Fannie Mae	469,667	408,260	10,506	(121)	418,645	35	(B)	5.04%	5.14%	28
Freddie Mac	676,854	572,802	15,578	(76)	588,304	52	(B)	5.05%	5.14%	27
Total/weighted average RMBS	**$ 1,422,543**	**$ 1,184,212**	**$ 30,327**	**$ (688)**	**$ 1,213,851**	**107**		**4.98%**	**5.08%**	**27**

As of December 31, 2024

Asset Type	Original Face Value	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI										
Fannie Mae	$ 160,092	$ 131,441	$ 492	$ (2,282)	$ 129,651	11	(B)	4.62%	4.79%	27
Freddie Mac	157,618	127,839	-	(5,362)	122,477	12	(B)	4.34%	4.44%	27
RMBS, measured at fair value through earnings										
Fannie Mae	335,927	299,453	1,870	(5,375)	295,948	24	(B)	4.81%	4.94%	28
Freddie Mac	648,523	580,529	3,134	(9,319)	574,344	48	(B)	4.93%	5.03%	28
Total/weighted average RMBS	**$ 1,302,160**	**$ 1,139,262**	**$ 5,496**	**$ (22,338)**	**$ 1,122,420**	**95**		**4.80%**	**4.91%**	**28**

(A) See "Item 8. Consolidated Financial Statements and Supplementary Data—Note 9. Fair Value" regarding the estimation of fair value, which approximates carrying value for all securities.
(B) The Company used an implied AA+ rating for the Agency RMBS.
(C) The weighted average yield is based on the most recent gross monthly interest income, which is then annualized and divided by the book value of settled securities.

The following table summarizes the net interest spread of our RMBS portfolio as of the dates indicated:

Net Interest Spread

	December 31, 2025	December 31, 2024
Weighted Average Asset Yield	5.24%	4.93%
Weighted Average Interest Expense (A)	2.72%	2.03%
Net Interest Spread	**2.52%**	**2.90%**

(A) Weighted average interest expense includes the benefits of related swaps.

Liquidity and Capital Resources

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments and other general business needs. Additionally, to maintain our status as a REIT under the Code, we must distribute annually at least 90% of our REIT taxable income. In 2017, the Internal Revenue Service issued a revenue procedure permitting "publicly offered" REITs to make elective stock dividends (i.e., dividends paid in a mixture of stock and cash), with at least 20% of the total distribution being paid in cash, to satisfy their REIT distribution requirements. In December 2021, the Internal Revenue Service issued a revenue procedure that temporarily reduces the minimum amount of the total distribution that must be paid in cash to 10% for distributions declared on or after November 1, 2021, and on or before June 30, 2022, provided certain other parameters detailed in the Revenue Procedure are satisfied. Pursuant to these revenue procedures, the Company has in the past elected to make distributions of its taxable income in a mixture of stock and cash.

Our primary sources of funds for liquidity consist of cash provided by operating activities (primarily income from our investments in RMBS and net servicing income from our MSRs), sales or repayments of RMBS and borrowings under repurchase agreements and our MSR financing arrangements.

In the future, sources of funds for liquidity may include additional MSR financing, warehouse agreements, securitizations and the issuance of equity or debt securities, when feasible, including, without limitation, the issuance of shares of our common stock pursuant to our Common Stock ATM program or any other ATM program we have in place. For more information regarding issuances of our securities pursuant to our ATM programs, including our Common Stock ATM Program, please refer to "—General" above. In the past we have used, and we anticipate that in the future we will use a significant portion of the paydowns of the RMBS to purchase MSRs. We may also sell certain RMBS and deploy the net proceeds from such sales to the extent necessary to fund the purchase price of MSRs.

Our primary uses of funds are the payment of interest, compensation and benefits, outstanding commitments, operating expenses, investments in new or replacement assets, margin calls and the repayment of borrowings, as well as dividends. Although we continue to maintain a higher level of unrestricted cash than prior to the pandemic, we expect to invest more of that unrestricted cash in our targeted assets if normalization of the economy continues. We may also use capital resources to repurchase additional shares of common stock under our stock repurchase program when we believe such repurchases are appropriate and/or the stock is trading at a significant discount to net asset value. We seek to maintain adequate cash reserves and other sources of available liquidity to meet any margin calls resulting from decreases in value related to a reasonably possible (in the opinion of management) change in interest rates.

As of the date of this filing, we believe we have sufficient liquid assets to satisfy all of our short-term recourse liabilities and to satisfy covenants in our financing documents. With respect to the next twelve months, we expect that our cash on hand combined with the cash flow provided by our operations will be sufficient to satisfy our anticipated liquidity needs with respect to our current investment portfolio, including related financings, potential margin calls and operating expenses. While it is inherently more difficult to forecast beyond the next twelve months, we currently expect to meet our long-term liquidity requirements through our cash on hand and, if needed, additional borrowings, proceeds received from repurchase agreements and similar financings, proceeds from equity offerings and the liquidation or refinancing of our assets.

Our operating cash flow differs from our net income due primarily to: (i) accretion of discount or premium on our RMBS, (ii) unrealized gains or losses on our RMBS and Servicing Related Assets, and (iii) impairment on our securities, if any.

Repurchase Agreements

As of December 31, 2025, we had repurchase agreements with multiple counterparties and approximately $1,137.2 million of outstanding repurchase agreement borrowings from 16 of those counterparties, which were used to finance RMBS. As of December 31, 2025, our exposure (defined as the amount of cash and securities pledged as collateral, less the borrowing under the repurchase agreement) to any of the counterparties under the repurchase agreements did not exceed five percent of the Company's equity. Under these agreements, which are uncommitted facilities, we sell a security to a counterparty and concurrently agree to repurchase the same security at a later date at the same price that we initially sold the security plus the interest charged. The sale price represents financing proceeds and the difference between the sale and repurchase prices represents interest on the financing. The price at which the security is sold generally represents the market value of the security less a discount or "haircut." The weighted average haircut on our repurchase debt at December 31, 2025 was approximately 4.4%. During the term of the repurchase transaction, which can be as short as a few days, the counterparty holds the security and posts margin as collateral. The counterparty monitors and calculates what it estimates to be the value of the collateral during the term of the transaction. If this value declines by more than a de minimis threshold, the counterparty requires us to post additional collateral (or "margin") in order to maintain the initial haircut on the collateral. This margin is typically required to be posted in the form of cash and cash equivalents. Furthermore, we are, from time to time, a party to derivative agreements or financing arrangements that may be subject to margin calls based on the value of such instruments.

Set forth below is the average aggregate balance of borrowings under the Company's repurchase agreements for each of the periods shown and the aggregate balance as of the end of each such period (dollars in thousands):

Repurchase Agreement Average and Maximum Amounts

Quarter Ended		Average Monthly Amount		Maximum Month-End Amount		Quarter Ending Amount
December 31, 2025	$	1,135,331	$	1,137,200	$	1,137,200
September 30, 2025	$	1,086,896	$	1,107,141	$	1,107,141
June 30, 2025	$	1,049,729	$	1,072,294	$	1,072,294
March 31, 2025	$	1,047,203	$	1,049,867	$	1,049,867
December 31, 2024	$	1,092,320	$	1,132,004	$	1,077,257
September 30, 2024	$	1,051,750	$	1,108,496	$	1,108,496
June 30, 2024	$	972,701	$	994,764	$	994,764
March 31, 2024	$	937,193	$	965,005	$	965,005

The increase in the Company's borrowings under its repurchase agreements for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was due to the purchase of new RMBS securities, a large portion of which are financed through repurchase agreements.

These short-term borrowings were used to finance certain of our investments in RMBS. The RMBS repurchase agreements are guaranteed by the Company. The weighted average difference between the market value of the assets and the face amount of available financing for the RMBS repurchase agreements, or the haircut, was 4.4% as of December 31, 2025 and December 31, 2024. The following tables provide additional information regarding borrowings under our repurchase agreements (dollars in thousands):

Repurchase Agreement Characteristics

As of December 31, 2025

		RMBS Market Value		Repurchase Agreements	Weighted Average Rate
Less than one month	$	1,189,714	$	1,137,200	3.99%
Total/Weighted Average	**$**	**1,189,714**	**$**	**1,137,200**	**3.99%**

As of December 31, 2024

		RMBS Market Value		Repurchase Agreements	Weighted Average Rate
Less than one month	$	1,029,996	$	1,005,685	4.75%
One to three months		73,626		71,572	4.72%
Total/Weighted Average	**$**	**1,103,622**	**$**	**1,077,257**	**4.75%**

The amount of collateral as of December 31, 2025 and December 31, 2024, including cash, was $1,192.6 million and $1,123.7 million, respectively.

The weighted average term to maturity of our borrowings under repurchase agreements as of December 31, 2025 and December 31, 2024 was 16 days and 18 days, respectively.

MSR Financing

As of December 31, 2025, the Company had two separate MSR financing facilities: (i) the Freddie Mac MSR Revolver, which is a revolving credit facility for up to $100.0 million that is secured by all Freddie Mac MSRs owned by Aurora; and (ii) the Fannie Mae MSR Revolving Facility, which is a revolving credit facility for up to $100.0 million, that is secured by all Fannie Mae MSRs owned by Aurora. Both financing facilities are available for MSRs as well as certain servicing related advances associated with MSRs.

Freddie Mac MSR Revolver. In July 2018, the Company, Aurora and QRS V (collectively with Aurora and the Company, the "Borrowers") entered into a $25.0 million revolving credit facility (the "Freddie Mac MSR Revolver") pursuant to which Aurora pledged all of its existing and future MSRs on loans owned or securitized by Freddie Mac. On April 2, 2019, Aurora and QRS V entered into an amendment that increased the maximum amount of the Freddie Mac MSR Revolver to $100.0 million. In June 2025, the Borrowers entered into an amendment that extended the revolving period for an additional 364 days with the Borrowers' option for two renewals for similar terms followed by a one-year term out feature with a 24-month amortization schedule. Amounts borrowed bear interest at a weighted average borrowing rate of 7.1%. At December 31, 2025 and December 31, 2024, approximately $55.5 million and $56.5 million, respectively, was outstanding under the Freddie Mac MSR Revolver.

Fannie Mae MSR Revolving Facility. In October 2021, Aurora and QRS III entered into the Fannie Mae MSR Revolving Facility, pursuant to which Aurora and QRS III pledged their respective rights in all existing and future MSRs for loans owned or securitized by Fannie Mae to secure borrowings outstanding from time to time. The original maximum credit amount outstanding at any one time under the Fannie Mae MSR Revolving Facility was $150.0 million. The revolving period is 24 months which may be extended by agreement with the lender. In October 2023, Aurora and QRS III entered into an amendment to the Fannie Mae MSR Revolving Facility that extended the revolving period for an additional 24 months. In October 2025, Aurora and QRS III entered into an amendment to the Fannie Mae MSR which (i) extended the revolving period by an additional 24 months, and (ii) reduced the credit amount to $100 million, with the option for Aurora and QRS III to increase the maximum credit to $150 million at any time during the extended 24-month revolving period. The revolving period may be further extended by a period of 1-year by agreement with the lender. Amounts borrowed bear interest at a weighted average borrowing rate of 7.0%. At the end of the revolving period, the outstanding amount will be converted to a three-year term loan that will bear interest at a rate calculated at a spread over the rate for one-year interest rate swaps. The Company has guaranteed repayment of all indebtedness under the Fannie Mae MSR Revolving Facility. At December 31, 2025 and December 31, 2024, approximately $90.8 million and $95.6 million, respectively, was outstanding under the Fannie Mae MSR Revolving Facility.

Cash Flows

Operating and Investing Activities

Our operating activities provided cash of approximately $19.1 million and used cash of approximately $4.7 million for the years ended December 31, 2025 and December 31, 2024, respectively. Our investing activities used cash of approximately $66.7 million and $141.3 million for the years ended December 31, 2025 and December 31, 2024, respectively. The cash used by our investing activities during the years ended December 31, 2025 and December 31, 2024 primarily resulted from RMBS purchases offset by RMBS sales and principal paydowns of RMBS and payments for settlements of derivatives.

Dividends

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common and preferred stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our repurchase agreements and other debt payable. If our cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions, or, with respect to our common stock, we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. We will make distributions only upon the authorization of our board of directors. The amount, timing and frequency of distributions will be authorized by our board of directors based upon a variety of factors, including:

• actual results of operations;

• our level of retained cash flows;

• our ability to make additional investments in our target assets;

• restrictions under Maryland law;

• the terms of our preferred stock;

• any debt service requirements;

• our taxable income;

• the annual distribution requirements under the REIT provisions of the Code; and

• other factors that our board of directors may deem relevant.

Our ability to make distributions to our stockholders will depend upon the performance of our investment portfolio, and, in turn, upon the management of our business by our management team. Distributions will be made quarterly in cash to the extent that cash is available for distribution. We may not be able to generate sufficient cash available for distribution to pay distributions to our stockholders. In addition, our board of directors may change our distribution policy with respect to our common stock in the future. No assurance can be given that we will be able to make any other distributions to our stockholders at any time in the future or that the level of any distributions we do make to our stockholders will achieve a market yield or increase or even be maintained over time.

We make distributions based on a number of factors, including an estimate of taxable earnings. Dividends distributed and taxable income will typically differ from GAAP earnings due to items such as fair value adjustments, differences in premium amortization and discount accretion, and nondeductible general and administrative expenses. Our common dividend per share may be substantially different than our taxable earnings and GAAP earnings per share. Our GAAP loss per diluted share for the year ended December 31, 2025 was $0.09 and our GAAP income per diluted share for the year ended December 31, 2024 was $0.07.

Contractual Obligations

Our contractual obligations as of December 31, 2025 and December 31, 2024 included repurchase agreements, borrowings under our MSR financing arrangements, and our subservicing agreements.

The following table summarizes our contractual obligations for borrowed money as of the dates indicated (dollars in thousands):

Contractual Obligations Characteristics

As of December 31, 2025

	Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years		Total	
Repurchase agreements										
Borrowings under repurchase agreements	$	1,137,200	$	-	$	-	$	-	$	1,137,200
Interest on repurchase agreement borrowings(A)	$	3,526	$	-	$	-	$	-	$	3,526
Freddie Mac MSR Revolver										
Borrowings under Freddie Mac MSR Revolver	$	55,500	$	-	$	-	$	-	$	55,500
Interest on Freddie Mac MSR Revolver borrowings	$	973	$	-	$	-	$	-	$	973
Fannie Mae MSR Revolving Facility										
Borrowings under Fannie Mae MSR Revolving Facility	$	-	$	7,355	$	83,395	$	-	$	90,750
Interest on Fannie Mae MSR Revolving Facility	$	518	$	-	$	-	$	-	$	518

As of December 31, 2024

	Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years		Total	
Repurchase agreements										
Borrowings under repurchase agreements	$	1,077,257	$	-	$	-	$	-	$	1,077,257
Interest on repurchase agreement borrowings(A)	$	4,112	$	-	$	-	$	-	$	4,112
Freddie Mac MSR Revolver										
Borrowings under Freddie Mac MSR Revolver	$	56,500	$	-	$	-	$	-	$	56,500
Interest on Freddie Mac MSR Revolver borrowings	$	1,098	$	-	$	-	$	-	$	1,098
Fannie Mae MSR Revolving Facility										
Borrowings under Fannie Mae MSR Revolving Facility	$	555	$	14,323	$	80,722	$	-	$	95,600
Interest on Fannie Mae MSR Revolving Facility	$	603	$	-	$	-	$	-	$	603

(A)   Interest expense is calculated based on the interest rate in effect at December 31, 2025 and December 31, 2024, respectively, and includes all interest expense incurred through those dates.

Subservicing Agreements

As of December 31, 2025, Aurora had four subservicing agreements in place. The agreements each have two-year initial terms and are subject to automatic renewal for additional terms equal to the applicable initial term unless either party chooses not to renew. Each agreement may be terminated without cause by either party by giving notice as specified in the agreement. If an agreement is not renewed by the Company or terminated by the Company without cause, de-boarding fees will be due to the subservicer. Under each agreement, the subservicer agrees to service the applicable mortgage loans in accordance with applicable law and the requirements of the applicable Agency and the Company pays customary fees to the applicable subservicer for specified services. All expiring agreements to date have been automatically renewed for the extended terms.

Inflation

Substantially all of our assets and liabilities are financial in nature. As a result, interest rates and other factors affect our performance more so than inflation, although inflation rates can often have a meaningful influence over the direction of interest rates. As discussed above under "—Effects of Federal Reserve Policy on the Company", since September 2025, the Federal Reserve has reduced its federal funds rate target by 75 basis points to a range of 3.50% to 3.75% due to slowing job growth and increased unemployment. To the extent the Federal Reserve decides to further ease monetary policy, its actions may decrease interest rates across asset classes and our interest expense and, thereby, increase our interest income. If the Federal Reserve decides to tighten monetary policy however, it may increase our interest expense, which expense may not be fully offset by any resulting increase in our interest income. Furthermore, our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors primarily based on our REIT taxable income, and, in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. While we do not seek to avoid risk completely, we believe the risk can be quantified from historical experience and seek to actively manage that risk, to earn sufficient compensation to justify taking those risks and to maintain capital levels consistent with the risks we undertake.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our assets and our related financing obligations. In general, we finance the acquisition of certain of our assets through financings in the form of repurchase agreements and bank facilities. We expect to make use of additional MSR financing, as well as possibly warehouse facilities, securitizations, re-securitizations, and public and private equity and debt issuances in addition to transaction or asset specific funding arrangements. In addition, the values of our Servicing Related Assets are highly sensitive to changes in interest rates, historically increasing when rates rise and decreasing when rates decline. Subject to maintaining our qualification as a REIT, we attempt to mitigate interest rate risk and financing pricing risk through utilization of hedging instruments, primarily interest rate swap agreements, Eris SOFR swap futures and U.S. Treasury futures, respectively. We may also use financial futures, options, interest rate cap agreements, and forward sales. These instruments are intended to serve as a hedge against future interest rate or pricing changes on our borrowings.

Interest Rate Effect on Net Interest Income

Our operating results depend in large part on differences between the income earned on our assets and our cost of borrowing and hedging activities. The costs of our borrowings are generally based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase (1) while the yields earned on our leveraged fixed-rate mortgage assets will remain static and (2) at a faster pace than the yields earned on our leveraged adjustable-rate and hybrid adjustable-rate RMBS, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our assets, other than our Servicing Related Assets. A decrease in interest rates could have a negative impact on the market value of our Servicing Related Assets. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

Hedging techniques are partly based on assumed levels of prepayments of our assets, specifically our RMBS. If prepayments are slower or faster than assumed, the life of the investment will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions. Hedging strategies involving the use of derivatives are highly complex and may produce volatile returns.

Interest Rate Cap Risk

Any adjustable-rate RMBS that we acquire will generally be subject to interest rate caps, which potentially could cause such RMBS to acquire many of the characteristics of fixed-rate securities if interest rates were to rise above the cap levels. This issue will be magnified to the extent we acquire adjustable-rate and hybrid adjustable-rate RMBS that are not based on mortgages which are fully indexed. In addition, adjustable-rate and hybrid adjustable-rate RMBS may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of less cash income on such assets than we would need to pay the interest cost on our related borrowings. To mitigate interest rate mismatches, we may utilize the hedging strategies discussed above under "—Interest Rate Risk." Actual economic conditions or implementation of decisions by our management team may produce results that differ significantly from the estimates and assumptions used in our models.

Prepayment Risk; Extension Risk

The following tables summarize the estimated change in fair value of our MSRs as of the dates indicated given several parallel shifts in the discount rate, voluntary prepayment rate and servicing cost (dollars in thousands):

MSR Fair Value Changes

As of December 31, 2025

		(20)%		(10)%		- %		10%		20%
Discount Rate Shift in %										
Estimated FV	$	236,121	$	225,027	$	214,831	$	205,437	$	196,764
Change in FV	$	21,290	$	10,196	$	-	$	(9,393)	$	(18,067)
% Change in FV		10%		5%		-		(4)%		(8)%
Voluntary Prepayment Rate Shift in %										
Estimated FV	$	227,465	$	221,154	$	214,831	$	208,694	$	202,804
Change in FV	$	12,634	$	6,323	$	-	$	(6,137)	$	(12,027)
% Change in FV		6%		3%		-		(3)%		(6)%
Servicing Cost Shift in %										
Estimated FV	$	222,038	$	218,434	$	214,831	$	211,227	$	207,624
Change in FV	$	7,207	$	3,603	$	-	$	(3,603)	$	(7,207)
% Change in FV		3%		2%		-		(2)%		(3)%

As of December 31, 2024

		(20)%		(10)%		- %		10%		20%
Discount Rate Shift in %										
Estimated FV	$	257,269	$	244,952	$	233,658	$	223,276	$	213,708
Change in FV	$	23,611	$	11,294	$	-	$	(10,382)	$	(19,950)
% Change in FV		10%		5%		-		(4)%		(9)%
Voluntary Prepayment Rate Shift in %										
Estimated FV	$	240,653	$	237,709	$	233,658	$	228,942	$	223,862
Change in FV	$	6,995	$	4,051	$	-	$	(4,716)	$	(9,796)
% Change in FV		3%		2%		-		(2)%		(4)%
Servicing Cost Shift in %										
Estimated FV	$	241,240	$	237,449	$	233,658	$	229,867	$	226,076
Change in FV	$	7,582	$	3,791	$	-	$	(3,791)	$	(7,582)
% Change in FV		3%		2%		-		(2)%		(3)%

The following tables summarize the estimated change in fair value of our RMBS as of the dates indicated given several parallel shifts in interest rates (dollars in thousands):

RMBS Fair Value Changes

As of December 31, 2025

	December 31, 2025		(0.75)%		(0.50)%		(0.25)%		0.25%		0.50%		0.75%
RMBS Portfolio													
RMBS, net of swaps	$	852,643											
Estimated FV			$	860,338	$	858,665	$	856,037	$	848,686	$	844,234	$	839,359
Change in FV			$	7,695	$	6,022	$	3,394	$	(3,957)	$	(8,409)	$	(13,284)
% Change in FV				0.90%		0.71%		0.40%		(0.46)%		(0.99)%		(1.56)%

As of December 31, 2024

	December 31, 2024		(0.75)%		(0.50)%		(0.25)%		0.25%		0.50%		0.75%
RMBS Portfolio													
RMBS, net of swaps	$	800,308											
Estimated FV			$	803,881	$	803,288	$	802,088	$	798,050	$	795,322	$	792,144
Change in FV			$	3,574	$	2,980	$	1,781	$	(2,258)	$	(4,986)	$	(8,164)
% Change in FV				0.45%		0.37%		0.22%		(0.28)%		(0.62)%		(1.02)%

The sensitivity analysis is hypothetical and is presented solely to assist an analysis of the possible effects on the fair value under various scenarios. It is not a prediction of the amount or likelihood of a change in any particular scenario. In particular, the results are calculated by stressing a particular economic assumption independent of changes in any other assumption. In practice, changes in one factor may result in changes in another, which might counteract or amplify the sensitivities. In addition, changes in the fair value based on a 10% variation in an assumption generally may not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Counterparty Risk

When we engage in repurchase transactions, we generally sell securities to lenders (i.e., the repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same securities back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this difference is the haircut), if the lender defaults on its obligation to resell the same securities back to us we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). As of December 31, 2025, the Company's exposure (defined as the amount of cash and securities pledged as collateral, less the borrowing under the repurchase agreement) to any of the counterparties under the repurchase agreements did not exceed five percent of the Company's equity.

Our interest rate swaps, Eris SOFR swap futures and U.S. Treasury futures contracts are required to be cleared on an exchange which greatly mitigates, but does not entirely eliminate, counterparty risk.

Our investments in Servicing Related Assets are dependent on the applicable mortgage sub-servicer to perform its sub-servicing obligations. If our sub-servicer fails to perform its obligations and is terminated by one or more Agencies as an approved servicer, the value of the MSRs being subserviced by that sub-servicer may be adversely affected. In addition, when we purchase MSRs from third parties, we rely, to a certain extent, on the ability and willingness of the sellers to perform their contractual obligations to remedy breaches of representations and warranties or to repurchase the affected loan and indemnify us for any losses.

Funding Risk

To the extent available on desirable terms, we expect to continue to finance our RMBS with repurchase agreement financing. We also anticipate continuing to finance our MSRs with bank loans secured by a pledge of those MSRs. Over time, as market conditions change, in addition to these financings, we may use other forms of leverage. Weakness in the financial markets, the residential mortgage markets and the economy generally could adversely affect one or more of our potential lenders and could cause one or more of our potential lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing.

Liquidity Risk

Our Servicing Related Assets, as well as some of the assets that may in the future comprise our portfolio, are not publicly traded. A portion of these assets may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions.

Credit Risk

Although we expect relatively low credit risk with respect to our portfolio of Agency RMBS, our investments in MSRs and any CMOs we may acquire expose us to the credit risk of borrowers.

Inflation Risk

Almost all of our assets and liabilities are financial in nature. As a result, changes in interest rates and other factors drive our performance more directly than does inflation. However, changes in interest rates generally correlate with inflation rates or changes in inflation rates, and therefore adverse changes in inflation or changes in inflation expectations can lead to lower returns on our investments than originally anticipated. Our consolidated financial statements are prepared in accordance with GAAP. Our activities and consolidated balance sheets are measured primarily with reference to fair value without considering inflation.

Item 8. Consolidated Financial Statements and Supplementary Data.

Consolidated Financial Statements

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Cherry Hill Mortgage Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cherry Hill Mortgage Investment Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Valuation of servicing related assets at fair value

Description of the Matter

The Company invests in servicing related assets comprising mortgage servicing rights (MSRs) which have a fair value of $215 million as of December 31, 2025, as included in Notes 2, 5 and 9 to the consolidated financial statements. The Company records servicing related assets at fair value on a recurring basis with changes in fair value recognized in the income statement. These fair value estimates are based on valuation techniques used to estimate future cash flows that incorporate significant unobservable inputs and assumptions which include prepayment speeds, discount rates and cost to service.

Auditing the valuation of servicing related assets is complex and required the use of specialists due to the high degree of judgment in management's assumptions which are unobservable in nature. Additionally, selecting and applying audit procedures to address the estimation uncertainty involves auditor subjectivity and industry-specific knowledge of servicing related assets including the current market conditions considered by a market participant.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated and tested the Company's processes and the design and operating effectiveness of internal controls addressing the valuation of servicing related assets including management's review of the completeness and accuracy of the key inputs and data used in the valuation, management's comparison of significant assumptions to independent third party data and the internal fair value mark to third party independent valuation firms ranges to evaluate the reasonableness of the fair values developed by the Company.

To test the valuation of servicing related assets, our audit procedures included, among others, evaluating the Company's use of the discounted cash flow valuation technique, validating the accuracy of model objective inputs to underlying records, and evaluating significant subjective assumptions by comparing to current industry, market and economic trends. We involved our valuation specialists to assist in our evaluation of the Company's model, valuation methodology, significant assumptions and to independently develop a range of fair values for the MSRs. We evaluated the knowledge, skill and ability, and objectivity of management's independent valuation firms engaged to evaluate the reasonableness of the fair values developed by the Company. We compared management's assumptions and fair value estimates to the assumptions and fair value ranges developed by management's valuation specialists and our independent range to assess management's estimate of fair value and identify potential sources of contrary information. We evaluated the Company's fair value disclosures included in Note 9 for consistency with US GAAP.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

New York, New York

March 5, 2026

Cherry Hill Mortgage Investment Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands — except share data)

		December 31, 2025		December 31, 2024
Assets				
RMBS, at fair value (including pledged assets of $1,189,714 and $1,103,622, respectively)	$	1,213,851	$	1,122,420
Investments in Servicing Related Assets, at fair value (including pledged assets of $214,831 and $233,658, respectively)		214,831		233,658
Cash and cash equivalents		54,946		46,313
Restricted cash		7,523		24,446
Derivative assets		14,757		30,048
Receivables and other assets		34,648		34,290
Total Assets	$	**1,540,556**	$	**1,491,175**
Liabilities and Stockholders' Equity				
Liabilities				
Repurchase agreements	$	1,137,200	$	1,077,257
Derivative liabilities		2,275		3,869
Notes payable		145,191		151,226
Dividends payable		5,919		7,011
Accrued expenses and other liabilities		11,439		18,190
Total Liabilities	$	**1,302,024**	$	**1,257,553**
Stockholders' Equity				
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized:				
8.20% Series A Cumulative Redeemable Preferred stock, 2,781,635 shares issued and outstanding as of December 31, 2025 and December 31, 2024, $69,541 liquidation preference as of December 31, 2025 and December 31, 2024	$	67,311	$	67,311
8.25% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred stock, 1,604,103 shares issued and outstanding as of December 31, 2025 and December 31, 2024, $40,103 liquidation preference as of December 31, 2025 and December 31, 2024		38,553		38,553
Common stock, $0.01 par value per share, 500,000,000 shares authorized and 36,739,538 shares issued and outstanding as of December 31, 2025 and 500,000,000 shares authorized and 31,625,073 shares issued and outstanding as of December 31, 2024		373		322
Additional paid-in capital		396,516		381,069
Accumulated deficit		(270,381)		(249,643)
Accumulated other comprehensive income (loss)		3,669		(7,270)
Total Cherry Hill Mortgage Investment Corporation Stockholders' Equity	$	**236,041**	$	**230,342**
Non-controlling interests in Operating Partnership		2,491		3,280
Total Stockholders' Equity	$	**238,532**	$	**233,622**
Total Liabilities and Stockholders' Equity	$	**1,540,556**	$	**1,491,175**

See notes to consolidated financial statements.

Cherry Hill Mortgage Investment Corporation and Subsidiaries
Consolidated Statements of Income (Loss)
(in thousands — except per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Income						
Interest income	$	61,095	$	55,798	$	49,985
Interest expense		49,778		55,769		51,642
Net interest income (expense)		11,317		29		(1,657)
Servicing fee income		43,299		48,527		53,427
Servicing costs		9,275		12,418		11,248
Net servicing income		34,024		36,109		42,179
Other income (loss)						
Realized loss on RMBS, net		(6,045)		(6,595)		(36,315)
Realized gain on investments in MSRs, net		-		504		-
Realized gain on derivatives, net		7,037		21,322		33,821
Realized gain on acquired assets, net		2		2		23
Unrealized gain (loss) on RMBS, measured at fair value through earnings, net		35,578		(19,445)		9,755
Unrealized gain (loss) on derivatives, net		(39,767)		9,809		(43,071)
Unrealized loss on investments in Servicing Related Assets		(18,825)		(7,160)		(25,937)
Total Income (Loss)		**23,321**		**34,575**		**(21,202)**
Expenses						
General and administrative expense		7,704		10,654		6,434
Compensation and benefits		6,478		1,572		466
Management fee to affiliate		-		6,037		6,830
Total Expenses		**14,182**		**18,263**		**13,730**
Income (Loss) Before Income Taxes		**9,139**		**16,312**		**(34,932)**
Provision for corporate business taxes		2,197		4,102		523
Net Income (Loss)		**6,942**		**12,210**		**(35,455)**
Net (income) loss allocated to noncontrolling interests in Operating Partnership		(114)		(240)		661
Dividends on preferred stock		(9,829)		(9,969)		(9,853)
Gain on repurchase and retirement of preferred stock		-		78		-
Net Income (Loss) Applicable to Common Stockholders	$	**(3,001)**	$	**2,079**	$	**(44,647)**
Net Income (Loss) Per Share of Common Stock						
Basic	$	(0.09)	$	0.07	$	(1.70)
Diluted	$	(0.09)	$	0.07	$	(1.70)
Weighted Average Number of Shares of Common Stock Outstanding						
Basic		34,422,750		30,438,081		26,262,407
Diluted		34,422,750		30,440,349		26,293,903

See notes to consolidated financial statements.

Cherry Hill Mortgage Investment Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ 6,942	$ 12,210	$ (35,455)
Other comprehensive income (loss):			
Unrealized gain (loss) on RMBS, available-for-sale, net	10,904	(4,725)	26,559
Net other comprehensive income (loss)	10,904	(4,725)	26,559
Comprehensive income (loss)	**$ 17,846**	**$ 7,485**	**$ (8,896)**
Comprehensive (income) loss attributable to noncontrolling interests in Operating Partnership	(293)	(147)	166
Dividends on preferred stock	(9,829)	(9,969)	(9,853)
Gain on repurchase and retirement of preferred stock	-	78	-
Comprehensive income (loss) attributable to common stockholders	$ 7,724	$ (2,553)	$ (18,583)

See notes to consolidated financial statements.

Cherry Hill Mortgage Investment Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(in thousands — except share data)

	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Non-Controlling Interest in Operating Partnership	Total Stockholders' Equity
Balance, December 31, 2022	23,508,130	$ 239	4,781,635	$ 115,379	$ 344,510	$ (29,104)	$ (168,989)	$ 3,481	$ 265,516
Issuance of common stock	6,511,839	66	-	-	30,988	-	-	-	31,054
Net Loss	-	-	-	-	-	-	(34,794)	(661)	(35,455)
Other Comprehensive Income	-	-	-	-	-	26,559	-	-	26,559
LTIP-OP Unit awards	-	-	-	-	-	-	-	468	468
Distribution paid on LTIP-OP Units	-	-	-	-	-	-	-	(389)	(389)
Common dividends declared, $0.72 per share	-	-	-	-	-	-	(19,527)	-	(19,527)
Preferred Series A dividends declared, $2.05 per share	-	-	-	-	-	-	(5,728)	-	(5,728)
Preferred Series B dividends declared, $2.06 per share	-	-	-	-	-	-	(4,123)	-	(4,123)
Balance, December 31, 2023	30,019,969	$ 305	4,781,635	$ 115,379	$ 375,498	$ (2,545)	$ (233,161)	$ 2,899	$ 258,375
Issuance of common stock	1,605,104	17	-	-	5,571	-	-	-	5,588
Repurchase and retirement of preferred stock	-	-	(395,897)	(9,515)	-	-	77	-	(9,438)
Redemption of OP units for cash	-	-	-	-	-	-	-	(9)	(9)
Net Income	-	-	-	-	-	-	11,970	240	12,210
Other Comprehensive Loss	-	-	-	-	-	(4,725)	-	-	(4,725)
LTIP-OP Unit awards	-	-	-	-	-	-	-	496	496
Distribution paid on LTIP-OP Units	-	-	-	-	-	-	-	(346)	(346)
Common dividends declared, $0.60 per share	-	-	-	-	-	-	(18,560)	-	(18,560)
Preferred Series A dividends declared, $2.05 per share	-	-	-	-	-	-	(5,728)	-	(5,728)
Preferred Series B dividends declared, $2.61 per share	-	-	-	-	-	-	(4,241)	-	(4,241)
Balance, December 31, 2024	31,625,073	$ 322	4,385,738	$ 105,864	$ 381,069	$ (7,270)	$ (249,643)	$ 3,280	$ 233,622
Issuance of common stock	5,114,465	51	-	-	14,709	-	-	-	14,760
Redemption of OP units	-	-	-	-	738	-	-	(839)	(101)
Net Income	-	-	-	-	-	-	6,828	114	6,942
Other Comprehensive Income (loss)	-	-	-	-	-	10,939	-	(35)	10,904
LTIP-OP Unit awards	-	-	-	-	-	-	-	287	287
Distribution paid on LTIP-OP Units	-	-	-	-	-	-	-	(316)	(316)
Common dividends declared, $0.50 per share	-	-	-	-	-	-	(17,736)	-	(17,736)
Preferred Series A dividends declared, $2.05 per share	-	-	-	-	-	-	(5,728)	-	(5,728)
Preferred Series B dividends declared, $2.56 per share	-	-	-	-	-	-	(4,102)	-	(4,102)
Balance, December 31, 2025	36,739,538	$ 373	4,385,738	$ 105,864	$ 396,516	$ 3,669	$ (270,381)	$ 2,491	$ 238,532

See notes to consolidated financial statements.

Cherry Hill Mortgage Investment Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash Flows From Operating Activities						
Net income (loss)	$	6,942	$	12,210	$	(35,455)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating Activities:						
Realized loss on RMBS, net		6,045		6,595		36,315
Unrealized loss on investments in Servicing Related Assets		18,825		7,160		25,937
Realized gain on investments in MSRs, net		-		(504)		-
Realized gain on acquired assets, net		(2)		(2)		(23)
Realized gain on derivatives, net		(7,037)		(21,322)		(33,821)
Unrealized (gain) loss on RMBS, measured at fair value through earnings, net		(35,578)		19,445		(9,755)
Unrealized (gain) loss on derivatives, net		39,767		(9,809)		43,071
Accretion of premiums on RMBS		(3,374)		(3,030)		(1,820)
Amortization of deferred financing costs		329		311		185
LTIP-OP Unit awards		287		496		468
Changes in operating assets and liabilities:						
Decrease (increase) in receivables and other assets		(356)		4,116		(1,613)
Decrease in due to manager		-		(1,789)		(81)
Increase (decrease) in accrued expenses and other liabilities		(6,751)		(18,568)		17,251
Net cash provided by (used in) operating activities	$	**19,097**	$	**(4,691)**	$	**40,659**
Cash Flows From Investing Activities						
Purchase of RMBS		(247,705)		(414,400)		(761,946)
Principal paydown of RMBS		100,240		81,243		68,371
Proceeds from sale of RMBS		99,844		195,132		585,617
Proceeds from sale of MSRs		-		13,308		-
Acquisition of MSRs		2		7		174
Proceeds from (payments for) settlement of derivatives		(19,032)		(16,624)		3,730
Net cash used in investing activities	$	**(66,651)**	$	**(141,334)**	$	**(104,054)**
Cash Flows From Financing Activities						
Borrowings under repurchase agreements		10,229,424		9,929,684		9,300,725
Repayments of repurchase agreements		(10,169,481)		(9,755,916)		(9,223,198)
Proceeds from derivative financing		-		24,462		4,946
Payments for bank loans		(514)		-		(759)
Principal paydown of bank loans		(5,850)		(18,400)		(14,000)
Dividends paid		(28,658)		(28,168)		(31,211)
LTIP-OP Units distributions paid		(316)		(346)		(389)
Redemption of OP units		(101)		(9)		-
Issuance of common stock, net of offering costs		14,760		5,588		31,054
Repurchase and retirement of preferred stock		-		(9,438)		-
Net cash provided by financing activities	$	**39,264**	$	**147,457**	$	**67,168**
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	$	**(8,290)**	$	**1,432**	$	**3,773**
Cash, Cash Equivalents and Restricted Cash, Beginning of Period		**70,759**		**69,327**		**65,554**
Cash, Cash Equivalents and Restricted Cash, End of Period	$	**62,469**	$	**70,759**	$	**69,327**
Reconciliation of cash and cash equivalents and restricted cash						
Cash and cash equivalents	$	54,946	$	46,313	$	52,886
Restricted cash		7,523		24,446		16,441
Total cash and cash equivalents and restricted cash	$	**62,469**	$	**70,759**	$	**69,327**
Supplemental Disclosure of Cash Flow Information						
Cash paid during the period for interest expense	$	59,685	$	33,678	$	28,885
Cash paid during the period for income taxes	$	49	$	64	$	56
Supplemental Schedule of Non-Cash Investing and Financing Activities						
Dividends declared but not paid	$	5,919	$	7,011	$	6,650

See notes to consolidated financial statements.

Note 1 — Organization and Operations

Cherry Hill Mortgage Investment Corporation (together with its consolidated subsidiaries, the "Company") was incorporated in Maryland on October 31, 2012 and was organized to invest in residential mortgage assets in the United States. Under the Company's charter, the Company is authorized to issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, each with a par value of $0.01 per share.

The accompanying consolidated financial statements include the accounts of the Company's subsidiaries, Cherry Hill Operating Partnership, LP (the "Operating Partnership"), CHMI Sub-REIT, Inc. (the "Sub-REIT"), Cherry Hill QRS I, LLC, Cherry Hill QRS II, LLC, Cherry Hill QRS III, LLC ("QRS III"), Cherry Hill QRS IV, LLC ("QRS IV"), Cherry Hill QRS V, LLC ("QRS V"), CHMI Solutions, Inc. ("CHMI Solutions") and Aurora Financial Group, Inc. ("Aurora").

Prior to November 14, 2024, the Company was externally managed by Cherry Hill Mortgage Management, LLC (the "Manager"), which was responsible for the Company's investment strategies and decisions and its day-to-day operations, subject to the supervision and oversight of its board of directors. The Company and CHMM's relationship was governed by the Amended and Restated Management Agreement, dated as of September 24, 2013 (as amended, the "Management Agreement").

Effective as of November 14, 2024, the Company completed an "Internalization Event" within the meaning of the Management Agreement. Upon consummation of the Internalization Event, the Management Agreement terminated without payment of a termination fee to CHMM in accordance with its terms and the Company ceased being externally managed. As a result of the Internalization Event, the Company now operates as a fully integrated and internally managed company with its own dedicated executive management team to manage its business.

The Company has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its short taxable year ended December 31, 2013. As long as the Company continues to comply with a number of requirements under federal tax law and maintains its qualification as a REIT, the Company generally will not be subject to U.S. federal income taxes to the extent that the Company distributes its taxable income to its stockholders on an annual basis and does not engage in prohibited transactions. However, certain activities that the Company may perform may cause it to earn income that will not be qualifying income for REIT purposes.

The Company conducts substantially all of its operations and owns substantially all of its assets through its Operating Partnership. The Company is the sole general partner of its Operating Partnership. As of December 31, 2025, the Company owned 98.4% of the Operating Partnership. The Operating Partnership, in turn, owns all of the outstanding common stock of the Sub-REIT. The Sub-REIT elected to be taxed as a REIT under the Code commencing with the taxable year ended December 31, 2020.

Note 2 — Basis of Presentation and Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for financial information and pursuant to the requirements for reporting on Form 10-K. The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated. The Company consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity. The consolidated financial statements reflect all necessary and recurring adjustments for fair presentation of the results for the periods presented herein.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make a number of significant estimates and assumptions. These include estimates of the fair value of mortgage servicing rights ("MSRs" or "Servicing Related Assets"); residential mortgage-backed securities ("RMBS" or "securities") and derivatives; credit losses and other estimates that affect the reported amounts of certain assets, revenues, liabilities and expenses as of the date of, and for the periods covered by, the consolidated financial statements. It is likely that changes in these estimates will occur in the near term. The Company's estimates are inherently subjective. Actual results could differ from the Company's estimates, and the differences may be material.

Risks and Uncertainties

In the normal course of business, the Company encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on the Company's investments in RMBS, Servicing Related Assets and derivatives that results from a borrower's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in RMBS, Servicing Related Assets and derivatives due to changes in interest rates, spreads or other market factors, including prepayment speeds on the Company's RMBS and Servicing Related Assets. The Company is subject to the risks involved with real estate and real estate-related debt instruments. These include, among others, the risks normally associated with changes in the general economic climate, changes in the mortgage market, changes in tax laws, interest rate levels, and the availability of financing.

The Company also is subject to certain risks relating to its status as a REIT for U.S. federal income tax purposes. If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to U.S. federal income tax on its REIT income, which could be material. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Investments in RMBS

Classification – The Company reports all of its investments in RMBS at fair value on its consolidated balance sheets. Pursuant to Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities*, the Company may designate a security as held-to-maturity, available-for-sale or trading, at the time of purchase, depending on the Company's ability and intent to hold the security to maturity. Alternatively, the Company may elect the fair value option of accounting for securities pursuant to ASC 825, *Financial Instruments*. Prior to January 1, 2023, the Company designated its RMBS as available-for sale. On January 1, 2023, the Company elected the fair value option of accounting for all RMBS acquired after such date. Unrealized gains and losses on securities classified as available-for sale are reported in "Other comprehensive income (loss)" within the consolidated statements of comprehensive income (loss), whereas unrealized gains and losses on securities for which the Company elected the fair value option are reported in "Unrealized loss on RMBS, measured at fair value through earnings, net" within the consolidated statements of income (loss).

Fair value is determined under the guidance of ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). Management's judgment is used to arrive at the fair value of the Company's RMBS investments, taking into account prices obtained from third-party pricing providers and other applicable market data. The third-party pricing providers use pricing models that generally incorporate such factors as coupons, primary and secondary mortgage rates, rate reset periods, issuer, prepayment speeds, credit enhancements and expected life of the security. The Company's application of ASC 820 guidance is discussed in further detail in Note 9.

Investment securities transactions are recorded on the trade date. At disposition, the net realized gain or loss on securities is determined on the basis of the cost of the specific investment and for securities designated as available-for-sale, the unrealized gain or loss is reclassified out of accumulated other comprehensive income into earnings. All RMBS purchased and sold during the years ended December 31, 2025 and December 31, 2024 were settled prior to year-end.

Revenue Recognition – Interest income from coupon payments is accrued based on the outstanding principal amount of the RMBS and their contractual terms. Premiums and discounts associated with the purchase of the RMBS are amortized and accreted, respectively, into interest income over the projected lives of the securities using the effective interest method. The Company's policy for estimating prepayment speeds for calculating the effective yield is to evaluate historical performance, consensus on prepayment speeds, and current market conditions. Adjustments are made for actual prepayment activity. We recognized interest receivable of approximately $5.0 million and $4.7 million at December 31, 2025 and December 31, 2024, respectively. Interest income receivable has been classified within "Receivables and other assets" on the consolidated balance sheets. For further discussion of Receivables and other assets, see Note 13.

Impairment – When the fair value of an available-for-sale designated security is less than its amortized cost basis as of the balance sheet date, the security's cost basis is considered impaired. If the Company determines that it intends to sell the security or it is more likely than not that it will be required to sell before recovery, the Company recognizes the difference between the fair value and amortized cost as a loss in the consolidated statements of income (loss). If the Company determines it does not intend to sell the security or it is not more likely than not it will be required to sell the security before recovery, the Company must evaluate the decline in the fair value of the impaired security and determine whether such decline resulted from a credit loss or non-credit related factors. In its assessment of whether a credit loss exists, the Company performs a qualitative assessment around whether a credit loss exists and if necessary, it compares the present value of estimated future cash flows of the impaired security with the amortized cost basis of such security. The estimated future cash flows reflect those that a "market participant" would use and typically include assumptions related to fluctuations in interest rates, prepayment speeds, default rates, collateral performance, and the timing and amount of projected credit losses, as well as incorporating observations of current market developments and events. Cash flows are discounted at an interest rate equal to the current yield used to accrete interest income. If the present value of estimated future cash flows is less than the amortized cost basis of the security, an expected credit loss exists and is included in provision for credit losses on securities in the consolidated statements of income (loss). The Company's RMBS do not require an allowance for credit losses because the Company has the ability and intent to hold the investments to maturity or for a period of time sufficient for a forecasted market price recovery up to or beyond the cost of the investments, and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis, which may be maturity. The Company is also guaranteed payment of principal and interest amounts of the securities by the respective issuing agency.

Investments in MSRs

Classification – MSRs represent the contractual right to service mortgage loans. The Company has elected the fair value option to record its investments in MSRs in order to provide users of the consolidated financial statements with better information regarding the effects of prepayment risk and other market factors on the MSRs. Under this election, the Company records a valuation adjustment on its investments in MSRs on a quarterly basis to recognize the changes in fair value of its MSRs in net income as described below.

Although transactions in MSRs are observable in the marketplace, the valuation includes unobservable market data inputs (prepayment speeds, costs to service and discount rates). Changes in the fair value of MSRs are reported on the consolidated statements of income (loss). Fluctuations in the fair value of MSRs are recorded within "Unrealized gain (loss) on investments in Servicing Related Assets" on the consolidated statements of income (loss). Fair value is generally determined by discounting the expected future cash flows using discount rates that incorporate the market risks and liquidity premium specific to the MSRs and, therefore, may differ from their effective yields. In determining the valuation of MSRs in accordance with ASC 820, management uses internally developed pricing models that are based on certain unobservable market-based inputs. The Company classifies these valuations as Level 3 in the fair value hierarchy. The Company's application of ASC 820 guidance is discussed in further detail in Note 9.

Revenue Recognition – Mortgage servicing fee income represents revenue earned for servicing mortgage loans. The servicing fees are based on a contractual percentage of the outstanding principal balance and are recognized as revenue as the related mortgage payments are collected. Corresponding costs to service are charged to expense as incurred. Servicing fee income received and servicing expenses incurred are reported on the consolidated statements of income (loss). Float income from custodial accounts associated with MSRs is included in "Net interest income" on the consolidated statements of income (loss). Late fees and ancillary income are included in "Servicing fee income" on the consolidated statements of income (loss).

As an owner of MSRs, the Company may be obligated to fund advances of principal and interest payments due to third-party owners of the loans underlying the MSRs, but not yet received from the individual borrowers. These advances are reported as servicing advances within the "Receivables and other assets" line item on the consolidated balance sheets. Reimbursable servicing advances, other than principal and interest advances, also have been classified within "Receivables and other assets" on the consolidated balance sheets. Advances on Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") MSRs made in accordance with the relevant guidelines are generally recoverable. The Company's Servicing Related Assets were composed entirely of Fannie Mae and Freddie Mac MSRs as of December 31, 2025 and December 31, 2024. As a result, the Company has determined that no reserves for unrecoverable advances for the related underlying loans are necessary at December 31, 2025 and December 31, 2024. For further discussion on the Company's receivables and other assets, including the Company's servicing advances, see Note 13.

Derivatives and Hedging Activities

Derivative transactions include swaps, swaptions, Eris SOFR swap futures, U.S. Treasury futures and "to-be-announced" securities ("TBAs"). A TBA contract is an agreement to purchase or sell, for future delivery, an Agency RMBS with a specified issuer, term and coupon. Swaps, swaptions, and Eris SOFR swap futures are entered into by the Company solely for interest rate risk management purposes. Eris SOFR Swap futures are exchange-traded futures contracts that economically replicate the cash flows of SOFR-indexed interest rate swaps and are used as an alternative to over-the-counter swaps to manage exposure to changes in interest rates. TBAs and U.S. Treasury futures are used to manage duration risk as well as basis risk and pricing risk on the Company's financing facilities for MSRs. The decision as to whether or not a given transaction/position (or portion thereof) is economically hedged is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including restrictions imposed by the Code on REITs. In determining whether to economically hedge a risk, the Company may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as economic hedges are entered into with a view towards minimizing the potential for economic losses that could be incurred by the Company. Generally, derivatives entered into are not intended to qualify as hedges under GAAP, unless specifically stated otherwise.

From time to time, the Company enters into a TBA dollar roll which represents a transaction where TBA contracts with the same terms but different settlement dates are simultaneously bought and sold. The TBA contract settling in the later month typically prices at a discount to the earlier month contract with the difference in price commonly referred to as the "drop". The drop is a reflection of the expected net interest income from an investment in similar Agency RMBS, net of an implied financing cost, that would be foregone as a result of settling the contract in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because in the TBA dollar roll market, the party providing the financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, drop income on TBA dollar rolls generally represents the economic equivalent of the net interest income earned on the underlying Agency RMBS less an implied financing cost. TBA dollar roll transactions are accounted for under GAAP as a series of derivatives transactions.

The Company's bi-lateral derivative financial instruments contain credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company reduces such risk by limiting its exposure to any one counterparty. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. The Company's interest rate swaps, Eris SOFR swap futures and U.S. Treasury futures are required to be cleared on an exchange, which further mitigates, but does not eliminate, credit risk. Management does not expect any material losses as a result of default by other parties to its derivative financial instruments.

Classification – All derivatives, including TBAs, are recognized as either assets or liabilities on the consolidated balance sheets and measured at fair value. The fair value of TBA derivatives is determined using methods similar to those used to value Agency RMBS. Due to the nature of these instruments, they may be in a receivable/asset position or a payable/liability position at the end of an accounting period. Derivative amounts payable to, and receivable from, the same party under a contract may be offset as long as the following conditions are met: (i) each of the two parties owes the other determinable amounts; (ii) the reporting party has the right to offset the amount owed with the amount owed by the other party; (iii) the reporting party intends to offset; and (iv) the right to offset is enforceable by law. The Company reports derivative instruments at fair value, gross of cash paid or received pursuant to credit support agreements; however, amounts may be presented on a net counterparty basis when the Company believes a legal right of offset exists under an enforceable master netting agreement. For further discussion on offsetting assets and liabilities, see Note 8.

Revenue Recognition – With respect to derivatives that have not been designated as hedges, any payments under, or fluctuations in the fair value of, such derivatives have been recognized currently in "Realized gain (loss) on derivatives, net" and "Unrealized gain (loss) on derivatives, net", respectively, in the consolidated statements of income (loss). Interest rate swap periodic interest income (expense) is included in "Realized gain (loss) on derivatives, net" in the consolidated statements of income (loss).

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits. Restricted cash represents the Company's cash held by counterparties (i) as collateral against the Company's derivatives (approximately $4.7 million and $4.3 million at December 31, 2025 and December 31, 2024, respectively) and (ii) as collateral for borrowings under its repurchase agreements (approximately $2.9 million and $20.1 million at December 31, 2025 and December 31, 2024, respectively).

The Company's centrally cleared interest rate swaps require that the Company post an "initial margin" amount determined by the clearing exchange, which is generally intended to be set at a level sufficient to protect the exchange from the interest rate swap's maximum estimated single-day price movement. The Company also exchanges "variation margin" based upon daily changes in fair value, as measured by the exchange. As a result of amendments to rules governing certain central clearing activities, the exchange of variation margin is a settlement of the interest rate swap, as opposed to pledged collateral. The Company has accounted for the receipt or payment of variation margin on interest rate swaps as a direct reduction or increase to the carrying value of the interest rate swap asset or liability. At December 31, 2025 and December 31, 2024, approximately $34.3 million and $61.3 million, respectively, of variation margin was reported as a decrease to the interest rate swap asset, at fair value.

Due to Manager

The sum under "Due to manager" on the consolidated balance sheets represents amounts due and paid to CHMM pursuant to the Management Agreement, terminated effective as of November 14, 2024. For further information on the Management Agreement, see Note 7.

Income Taxes

The Company elected to be taxed as a REIT under Code Sections 856 through 860 beginning with its short taxable year ended December 31, 2013. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income. The Company's taxable REIT subsidiary ("TRS"), CHMI Solutions, as well as CHMI Solutions' wholly-owned subsidiary, Aurora, are subject to U.S. federal income taxes on their taxable income. To maintain qualification as a REIT, the Company must distribute at least 90% of its annual REIT taxable income to its stockholders and meet certain other requirements such as assets it may hold, income it may generate and its stockholder composition. In 2017, the Internal Revenue Service issued a revenue procedure permitting "publicly offered" REITs to make elective stock dividends (i.e., dividends paid in a mixture of stock and cash), with at least 20% of the total distribution being paid in cash, to satisfy their REIT distribution requirements. In December 2021, the Internal Revenue Service issued a revenue procedure that temporarily reduced the minimum amount of the total distribution that must be paid in cash to 10% for distributions declared on or after November 1, 2021, and on or before June 30, 2022, provided certain other parameters detailed in the Revenue Procedure are satisfied. Pursuant to these revenue procedures, the Company has in the past elected to make distributions of its taxable income in a mixture of stock and cash.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recording of deferred income taxes that reflect the net tax effect of temporary differences between the carrying amounts of the Company's assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. The Company assesses its tax positions for all open tax years and determines if it has any material unrecognized liabilities in accordance with ASC 740. The Company records these liabilities to the extent it deems them more-likely-than-not to be incurred. The Company records interest and penalties related to income taxes within the provision for income taxes in the consolidated statements of income (loss). The Company has not incurred any interest or penalties.

Realized Gain (Loss) on RMBS

The following table presents realized gains or losses on RMBS for the periods indicated (dollars in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Realized loss on RMBS, net			
Gain on RMBS, available-for-sale, measured at fair value through OCI [(A)]	$ -	$ 105	$ -
Loss on RMBS, available-for-sale, measured at fair value through OCI [(A)]	(3,074)	(4,724)	(29,944)
Gain on RMBS measured at fair value through earnings	-	59	-
Loss on RMBS measured at fair value through earnings	(2,971)	(2,035)	(6,371)
Realized loss on RMBS, net	**$ (6,045)**	**$ (6,595)**	**$ (36,315)**

(A)   Reclassified from accumulated other comprehensive income into earnings.

Repurchase Agreements and Interest Expense

The Company finances its investments in RMBS with short-term borrowings under master repurchase agreements. Borrowings under the repurchase agreements are generally short-term debt due within one year. These borrowings generally bear interest rates offered by the "lending" counterparty from time to time for the term of the proposed repurchase transaction (e.g. 30 days, 60 days etc.) of a specified margin over the overnight SOFR rate. The repurchase agreements represent uncommitted financing. Borrowings under these agreements are treated as collateralized financing transactions and are carried at their contractual amounts, as specified in the respective agreements. Interest is recorded at the contractual amount on an accrual basis. Securities financed through repurchase transactions remain on our consolidated balance sheets as an asset and cash received from the purchaser is recorded on our consolidated balance sheet as a liability. The Company retains beneficial ownership of the pledged assets including the right to receive principal and interest.

Dividends Payable

Because the Company is organized as a REIT under the Code, it is required by law to distribute annually at least 90% of its REIT taxable income, which it does in the form of quarterly dividend payments. The Company accrues the dividend payable on outstanding shares on the accounting date, which causes an offsetting reduction in retained earnings.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period resulting from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For the Company's purposes, comprehensive income represents net income (loss), as presented in the consolidated statements of income (loss), adjusted for unrealized gains or losses on RMBS, which are designated as available for sale.

Recent Accounting Pronouncements

Income Taxes - In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This standard requires entities to provide additional information about federal, state and foreign income taxes and reconciling items in the rate reconciliation table, and to disclose further disaggregation of income taxes paid (net of refunds received) by federal (national), state and foreign taxes by jurisdiction. For public business entities, the ASU became effective for fiscal years beginning after December 15, 2024, with early adoption permitted.The Company adopted this standard using a retrospective approach and included the required disclosures in our notes to the financial statements for our income taxes. The adoption of this standard did not have a material impact on these consolidated financial statements.

Compensation - In March 2024, the FASB issued ASU 2024-01, *Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*. This standard clarifies the scope application of profits interest and similar awards by adding illustrative guidance to help entities determine whether profit interests and similar awards should be accounted for as share-based payment arrangements within the scope of Topic 718. For public business entities, the ASU became effective for fiscal years beginning after December 15, 2024, including interim periods within those years, with early adoption permitted. The adoption of this standard did not have a material impact on these consolidated financial statements.

Disaggregation of Income Statement Expenses - In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220- 40)*, and in January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*. This standard requires public companies to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The new standard, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impact upon adoption but does not expect the adoption of the new standard to have a material effect on its consolidated financial statements.

Changes in Presentation

Certain prior period amounts have been reclassified to conform to current period presentation.

Note 3 — Segment Reporting

Public companies are required to disclose certain information about their reportable operating segments, which are defined as significant components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker ("CODM") in assessing performance of the segment and in deciding how to allocate resources to an individual segment. The structure of the Company's reportable segments is determined based on the financial information used by the Company's CODM to assess performance and allocate resources. The Company's CODM is its Chief Executive Officer.

The two reportable segments that the Company conducts its business through are investments in RMBS and investments in Servicing Related Assets, which are the primary revenue generating assets of the Company. Activities that are not directly attributable or not allocated to any of the reportable segments are reported under the "All Other" category as a reconciling item to the Company's consolidated financial statements. The activities within the "All Other" category consists of certain corporate level expenses including general and administrative expenses, compensation and benefits and management fees paid to affiliate prior to Internalization. The Company's segments align with its primary business operations and how the CODM reviews its operating results. The primary measure of profitability used to evaluate segment performance and allocate resources is comprehensive income (loss). Analysis of the information presented in the tables below is presented to the CODM on a regular basis to assess segment profitability as well as to identify risks and opportunities to determine resource allocation.

The accounting principles applied at the operating segment level in determining comprehensive income (loss) are the same as those applied at the consolidated financial statement level. Compensation and benefits as well as general and administrative expenses are allocated to the reportable segments using a reasonable allocation key that takes into account the activities giving rise to such expenses.

Summary financial data with respect to the Company's reportable segments is given below, together with the data for the Company as a whole (dollars in thousands):

	Servicing Related Assets		RMBS		All Other		Total	
Income Statement								
Year Ended December 31, 2025								
Interest income	$	134	$	60,961	$	-	$	61,095
Interest expense		1,487		48,291		-		49,778
Net interest income (expense)		(1,353)		12,670		-		11,317
Servicing fee income		43,299		-		-		43,299
Servicing costs		9,275		-		-		9,275
Net servicing income		34,024		-		-		34,024
Other expense (A)		(18,121)		(3,899)		-		(22,020)
Other operating expenses (B)		(3,513)		(2,810)		(7,859)		(14,182)
Provision for corporate business taxes		(2,197)		-		-		(2,197)
Net other comprehensive income		-		10,904		-		10,904
Comprehensive income (loss)	$	8,840	$	16,865	$	(7,859)	$	17,846
Year Ended December 31, 2024								
Interest income	$	5	$	55,793	$	-	$	55,798
Interest expense		1,404		54,365		-		55,769
Net interest income (expense)		(1,399)		1,428		-		29
Servicing fee income		48,527		-		-		48,527
Servicing costs		12,418		-		-		12,418
Net servicing income		36,109		-		-		36,109
Other income (expense) (A)		(8,117)		6,554		-		(1,563)
Other operating expenses (B)		(3,910)		(1,141)		(13,212)		(18,263)
Provision for corporate business taxes		(4,102)		-		-		(4,102)
Net other comprehensive loss		-		(4,725)		-		(4,725)
Comprehensive income (loss)	$	18,581	$	2,116	$	(13,212)	$	7,485
Year Ended December 31, 2023								
Interest income	$	-	$	49,985	$	-	$	49,985
Interest expense		1,572		50,070		-		51,642
Net interest expense		(1,572)		(85)		-		(1,657)
Servicing fee income		53,427		-		-		53,427
Servicing costs		11,248		-		-		11,248
Net servicing income		42,179		-		-		42,179
Other expense (A)		(29,443)		(32,281)		-		(61,724)
Other operating expenses (B)		(3,004)		(664)		(10,062)		(13,730)
Provision for corporate business taxes		(523)		-		-		(523)
Net other comprehensive income		-		26,559		-		26,559
Comprehensive income (loss)	$	7,637	$	(6,471)	$	(10,062)	$	(8,896)

(A) Included in other income (expense) are realized and unrealized gains (losses) on Servicing Related Assets, RMBS and derivatives.

(B) Included in other operating expenses are general and administrative expenses, compensation and benefits and management fee to CHMM.

	Servicing Related Assets	RMBS	All Other	Total
Balance Sheet				
December 31, 2025				
Investments	$ 214,831	$ 1,213,851	$ -	$ 1,428,682
Other assets	28,904	27,293	55,677	111,874
Total assets	243,735	1,241,144	55,677	1,540,556
Debt	145,191	1,137,200	-	1,282,391
Other liabilities	2,575	9,504	7,554	19,633
Total liabilities	147,766	1,146,704	7,554	1,302,024
Net Assets	$ 95,969	$ 94,440	$ 48,123	$ 238,532
Balance Sheet				
December 31, 2024				
Investments	$ 233,658	$ 1,122,420	$ -	$ 1,356,078
Other assets	28,874	59,159	47,064	135,097
Total assets	262,532	1,181,579	47,064	1,491,175
Debt	151,226	1,077,257	-	1,228,483
Other liabilities	4,290	15,010	9,770	29,070
Total liabilities	155,516	1,092,267	9,770	1,257,553
Net Assets	$ 107,016	$ 89,312	$ 37,294	$ 233,622

Note 4 — Investments in RMBS

At December 31, 2025, the Company's investments in RMBS consist solely of Agency RMBS. The Company's investments in RMBS may also include, from time to time, any of the following: Collateralized mortgage obligations ("CMOs"), which are either loss share securities issued by Fannie Mae or Freddie Mac; or non-Agency RMBS, sometimes called "private label MBS", which are structured debt instruments representing interests in specified pools of mortgage loans subdivided into multiple classes, or tranches, of securities, with each tranche having different maturities or risk profiles and different ratings by one or more nationally recognized statistical rating organizations.

The following is a summary of the Company's investments in RMBS as of the dates indicated (dollars in thousands):

Summary of RMBS Assets

As of December 31, 2025

Asset Type	Original Face Value	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI										
Fannie Mae	$ 150,782	$ 110,321	$ 3,094	$ (232)	$ 113,183	10	(B)	4.67%	4.83%	26
Freddie Mac	125,240	92,829	1,149	(259)	93,719	10	(B)	4.67%	4.76%	26
RMBS, measured at fair value through earnings										
Fannie Mae	469,667	408,260	10,506	(121)	418,645	35	(B)	5.04%	5.14%	28
Freddie Mac	676,854	572,802	15,578	(76)	588,304	52	(B)	5.05%	5.14%	27
Total/weighted average RMBS	**$ 1,422,543**	**$ 1,184,212**	**$ 30,327**	**$ (688)**	**$ 1,213,851**	**107**		**4.98%**	**5.08%**	**27**

As of December 31, 2024

Asset Type	Original Face Value	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI										
Fannie Mae	$ 160,092	$ 131,441	$ 492	$ (2,282)	$ 129,651	11	(B)	4.62%	4.79%	27
Freddie Mac	157,618	127,839	-	(5,362)	122,477	12	(B)	4.34%	4.44%	27
RMBS, measured at fair value through earnings										
Fannie Mae	335,927	299,453	1,870	(5,375)	295,948	24	(B)	4.81%	4.94%	28
Freddie Mac	648,523	580,529	3,134	(9,319)	574,344	48	(B)	4.93%	5.03%	28
Total/weighted average RMBS	**$ 1,302,160**	**$ 1,139,262**	**$ 5,496**	**$ (22,338)**	**$ 1,122,420**	**95**		**4.80%**	**4.91%**	**28**

(A) See Note 9 regarding the estimation of fair value, which approximates carrying value for all securities.
(B) The Company used an implied AA+ rating for the Agency RMBS.
(C) The weighted average yield is based on the most recent gross monthly interest income, which is then annualized and divided by the book value of settled securities.

Summary of RMBS Assets by Maturity

As of December 31, 2025

Years to Maturity	Original Face Value	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Weighted Average Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI										
Over 10 Years	$ 276,022	$ 203,150	$ 4,243	$ (491)	$ 206,902	20	(B)	4.67%	4.79%	26
RMBS, measured at fair value through earnings										
Over 10 Years	1,146,521	981,062	26,084	(197)	1,006,949	87	(B)	5.05%	5.14%	28
Total/weighted average RMBS	**$ 1,422,543**	**$ 1,184,212**	**$ 30,327**	**$ (688)**	**$ 1,213,851**	**107**		**4.98%**	**5.08%**	**27**

As of December 31, 2024

Years to Maturity	Original Face Value	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Weighted Average Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI										
Over 10 Years	$ 317,711	$ 259,280	$ 492	$ (7,644)	$ 252,128	23	(B)	4.48%	4.62%	27
RMBS, measured at fair value through earnings										
Over 10 Years	984,449	879,982	5,004	(14,694)	870,292	72	(B)	4.89%	5.00%	28
Total/weighted average RMBS	**$ 1,302,160**	**$ 1,139,262**	**$ 5,496**	**$ (22,338)**	**$ 1,122,420**	**95**		**4.80%**	**4.91%**	**28**

(A) See Note 9 regarding the estimation of fair value, which approximates carrying value for all securities.
(B) The Company used an implied AA+ rating for the Agency RMBS.
(C) The weighted average yield is based on the most recent gross monthly interest income, which is then annualized and divided by the book value of settled securities.

At December 31, 2025 and December 31, 2024, the Company pledged Agency RMBS with a carrying value of approximately $1,189.7 million and $1,103.6 million, respectively, as collateral for borrowings under repurchase agreements. At December 31, 2025 and December 31, 2024, the Company did not have any securities purchased from and financed with the same counterparty that did not meet the conditions of ASC 860, *Transfers and Servicing*, to be considered linked transactions and, therefore, classified as derivatives.

Based on management's analysis of the Company's available-for-sale designated securities, the performance of the underlying loans and changes in market factors, management determined that unrealized losses as of the balance sheet date on the Company's available-for-sale designated securities were primarily the result of changes in market factors, rather than issuer-specific credit impairment. The Company performed analyses in relation to such securities, using management's best estimate of their cash flows, which support its belief that the carrying values of such securities were fully recoverable over their expected holding periods. Such market factors include changes in market interest rates and credit spreads and certain macroeconomic events, none of which will directly impact the Company's ability to collect amounts contractually due. Management continually evaluates the credit status of each of the Company's securities and the collateral supporting those securities. This evaluation includes a review of the credit of the issuer of the security (if applicable), the credit rating of the security (if applicable), the key terms of the security (including credit support), debt service coverage and loan to value ratios, the performance of the pool of underlying loans and the estimated value of the collateral supporting such loans, including the effect of local, industry and broader economic trends and factors. All of the Company's available-for-sale designated investments in RMBS are guaranteed by Agencies or U.S. government sponsored enterprises.

Both credit related and non-credit related unrealized losses on available-for-sale securities that the Company (i) intends to sell, or (ii) will more likely than not be required to sell before recovering their cost basis, are recognized in earnings. The Company did not record an allowance for credit losses on the balance sheet at December 31, 2025 and December 31, 2024, nor any impairment charges in earnings during the years ended December 31, 2025 and December 31, 2024.

The following tables summarize the Company's available-for-sale securities measured at fair value through OCI in an unrealized loss position as of the dates indicated (dollars in thousands):

Available-For-Sale RMBS Unrealized Loss Positions

As of December 31, 2025

Duration in Loss Position	Original Face Value	Book Value	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Weighted Average Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI									
Twelve or More Months	$ 64,386	$ 46,482	$ (491)	$ 45,991	4	(B)	3.55%	3.75%	26
Total/weighted average RMBS, available-for-sale, measured at fair value through OCI	**$ 64,386**	**$ 46,482**	**$ (491)**	**$ 45,991**	**4**		**3.55%**	**3.75%**	**26**

As of December 31, 2024

Duration in Loss Position	Original Face Value	Book Value	Gross Unrealized Losses	Carrying Value(A)	Number of Securities	Weighted Average Rating	Weighted Average Coupon	Weighted Average Yield(C)	Weighted Average Maturity (Years)
RMBS, available-for-sale, measured at fair value through OCI									
Less than Twelve Months	$ 174,646	$ 142,337	$ (2,993)	$ 139,344	13	(B)	4.76%	4.86%	27
Twelve or More Months	79,284	63,297	(4,651)	58,646	5	(B)	3.44%	3.59%	27
Total/weighted average RMBS, available-for-sale, measured at fair value through OCI	**$253,930**	**$ 205,634**	**$ (7,644)**	**$ 197,990**	**18**		**4.35%**	**4.47%**	**27**

(A) See Note 9 regarding the estimation of fair value, which approximates carrying value for all securities.
(B) The Company used an implied AA+ rating for the Agency RMBS.
(C) The weighted average yield is based on the most recent gross monthly interest income, which is then annualized and divided by the book value of settled securities.

The following table summarizes the Company's realized gains and losses from the sale of available-for-sale securities which are recorded within the realized loss on RMBS, net line item in the Company's consolidated statements of income (loss) as of the dates indicated (dollars in thousands):

	Year Ended December 31, 2025	2024	2023
Proceeds from sales of available-for-sale securities	$ 29,844	$ 130,759	$ 460,104
Amortized cost of available-for-sale securities sold	(32,918)	(135,378)	(490,048)
Realized loss on RMBS, available-for-sale, net	**$ (3,074)**	**$ (4,619)**	**$ (29,944)**
Gross realized gains, RMBS available-for-sale	$ -	$ 105	$ -
Gross realized losses, RMBS available-for-sale	(3,074)	(4,724)	(29,944)
Realized loss on RMBS, available-for-sale, net	**$ (3,074)**	**$ (4,619)**	**$ (29,944)**

Note 5 — Investments in Servicing Related Assets

MSRs

The Company's portfolio of Servicing Related Assets consists of Fannie Mae and Freddie Mac MSRs with an aggregate UPB of approximately $15.9 billion as of December 31, 2025.

The following is a summary of the Company's Servicing Related Assets as of the dates indicated (dollars in thousands):

Servicing Related Assets Summary

As of December 31, 2025

	Unpaid Principal Balance	Carrying Value(A)	Weighted Average Coupon	Weighted Average Maturity (Years)(B)	Year to Date Changes in Fair Value Recorded in Other Income (Loss)
MSRs	$ 15,891,266	$ 214,831	3.49%	23.6	$ (18,825)
MSR Total/Weighted Average	**$ 15,891,266**	**$ 214,831**	**3.49%**	**23.6**	**$ (18,825)**

As of December 31, 2024

	Unpaid Principal Balance	Carrying Value(A)	Weighted Average Coupon	Weighted Average Maturity (Years)(B)	Year to Date Changes in Fair Value Recorded in Other Income (Loss)
MSRs	$ 17,304,133	$ 233,658	3.50%	24.5	$ (7,160)
MSR Total/Weighted Average	**$ 17,304,133**	**$ 233,658**	**3.50%**	**24.5**	**$ (7,160)**

(A) See Note 9 regarding the estimation of fair value, which approximates carrying value for all pools.
(B) Weighted average maturity of the underlying residential mortgage loans in the pool is based on the unpaid principal balance.

The tables below summarize the geographic distribution for the states representing 5% or greater of the aggregate UPB of the residential mortgage loans underlying the Servicing Related Assets as of the dates indicated:

Geographic Concentration of Servicing Related Assets

As of December 31, 2025

	Percentage of Total Outstanding Unpaid Principal Balance
California	14.8%
Virginia	8.8%
New York	8.5%
Maryland	6.8%
Texas	5.8%
Florida	5.3%
North Carolina	5.0%
All other	45.0%
Total	100.0%

As of December 31, 2024

	Percentage of Total Outstanding Unpaid Principal Balance
California	14.6%
Virginia	8.7%
New York	8.4%
Maryland	6.7%
Texas	5.9%
Florida	5.3%
North Carolina	5.0%
All other	45.4%
Total	100.0%

Geographic concentrations of investments expose the Company to the risk of economic downturns within the relevant states. Any such downturn in a state where the Company holds significant investments could affect the underlying borrower's ability to make the mortgage payment and, therefore, could have a meaningful, negative impact on the Company's Servicing Related Assets.

Note 6 — Equity and Earnings per Common Share

Redeemable Preferred Stock

The Company's charter provides that it has authority to issue up to 100,000,000 shares of preferred stock, $0.01 par value per share, of which 2,781,635 shares are classified as shares of 8.20% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") and 1,604,103 shares are classified as shares of 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the "Series B Preferred Stock").

The Company's Series A Preferred Stock ranks senior to the Company's common stock with respect to rights to the payment of dividends and the distribution of assets upon the Company's liquidation, dissolution or winding up. The Series A Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless repurchased or redeemed by the Company or converted by the holders of the Series A Preferred Stock into the Company's common stock in connection with certain changes of control. Beginning on August 17, 2022, the Company may, at its option, redeem any or all of the shares of Series A Preferred Stock, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption of the shares of Series A Preferred Stock. The Company did not redeem any shares of Series A Preferred Stock during the years ended December 31, 2025 and December 31, 2024. If the Company does not exercise its option redemption right, upon certain changes in control, the holders of the Series A Preferred Stock have the right to convert some or all of their shares of Series A Preferred Stock into a number of shares of the Company's common stock based on a defined formula, subject to a share cap, or alternative consideration. The share cap on each share of Series A Preferred Stock is 2.62881 shares of common stock, subject to certain adjustments. The Company pays cumulative cash dividends at the rate of 8.20% per annum of the $25.00 per share liquidation preference (equivalent to $2.05 per annum per share) on the Series A Preferred Stock, in arrears, on or about the 15th day of January, April, July and October of each year.

The Company's Series B Preferred Stock ranks senior to the Company's common stock with respect to rights to the payment of dividends and the distribution of assets upon the Company's liquidation, dissolution or winding up, and on parity with the Company's Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon the Company's liquidation, dissolution or winding up. The Series B Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless repurchased or redeemed by the Company or converted by the holders of the Series B Preferred Stock into the Company's common stock in connection with certain changes of control. The Series B Preferred Stock was not redeemable by the Company prior to April 15, 2024, except under circumstances intended to preserve the Company's qualification as a REIT for U.S. federal income tax purposes and except upon the occurrence of certain changes of control. Since April 15, 2024, the Company may, at its option, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption. If the Company does not exercise its rights to redeem the Series B Preferred Stock upon certain changes in control, the holders of the Series B Preferred Stock have the right to convert some or all of their shares of Series B Preferred Stock into a number of shares of the Company's common stock based on a defined formula, subject to a share cap, or alternative consideration. The share cap on each share of Series B Preferred Stock is 2.68962 shares of common stock, subject to certain adjustments. Holders of shares of Series B Preferred Stock are entitled to receive, when, as and if authorized by the Company's board of directors and declared by the Company, out of funds legally available for the payment of dividends, cumulative cash dividends. The initial dividend rate for the Series B Preferred Stock from, and including, the date of original issuance to, but excluding, April 15, 2024 was 8.250% of the $25.00 per share liquidation preference per annum (equivalent to $2.0625 per annum per share). During the floating rate period, dividends on the Series B Preferred Stock accumulate at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month CME Term SOFR plus a spread of 5.89261%.

Dividends on the Series A Preferred Stock and Series B Preferred Stock are payable quarterly in arrears on the 15th day of each January, April, July and October, when and as authorized by the Company's board of directors and declared by the Company.

Common Stock ATM Program

In August 2018, the Company instituted the Common Stock ATM Program of up to $50.0 million of its common stock. In November 2022 and August 2024, the Company entered into amendments to the existing At Market Issuance Sales Agreements, increasing the aggregate offering price to up to an aggregate of $150.0 million of its common stock, of which, approximately $34.6 million was remaining as of December 31, 2025. Under the Common Stock ATM Program, the Company may, but is not obligated to, sell shares of common stock from time to time through one or more selling agents. The Common Stock ATM Program has no set expiration date and may be renewed or terminated by the Company at any time. During the year ended December 31, 2025 the Company issued and sold 4,909,053 shares of common stock under the Common Stock ATM Program. The shares were sold at a weighted average price of $3.00 per share for aggregate gross proceeds of approximately $14.7 million before fees of approximately $293,000. During the year ended December 31, 2024, the Company issued and sold 1,544,917 shares of common stock under the Common Stock ATM Program. The shares were sold at a weighted average price of $3.59 per share for aggregate gross proceeds of approximately $5.6 million before fees of approximately $111,000.

Preferred Series A ATM Program

Prior to January 29, 2024, the Company had an at-the-market offering program for its Series A ATM Program pursuant to which it could offer and sell through one or more sales agents up to $35.0 million in shares of its Series A Preferred Stock at prices prevailing at the time, subject to volume and other regulatory limitations. During the years ended December 31, 2025 and December 31, 2024, the Company did not issue and sell any shares of Series A Preferred Stock pursuant to the Preferred Series A ATM Program. The Company terminated the Preferred Series A ATM Program effective as of January 29, 2024.

Common Stock Repurchase Program

In September 2019, the Company instituted a common stock repurchase program that allows for the repurchase of up to an aggregate of $10.0 million of its common stock. Shares of common stock may be repurchased from time to time through privately negotiated transactions or open market transactions, pursuant to a trading plan in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or by any combination of such methods. The manner, price, number and timing of share repurchases are subject to a variety of factors, including market conditions and applicable SEC rules. The common stock repurchase program does not require the purchase of any minimum number of shares of common stock, and, subject to SEC rules, purchases may be commenced or suspended at any time without prior notice. During the years ended December 31, 2025 and December 31, 2024, the Company did not repurchase any shares of its common stock pursuant to the common stock repurchase program.

Preferred Stock Repurchase Program

In December 2023, the Company initiated a preferred stock repurchase program that allows for the repurchase of up to an aggregate of $50.0 million of its shares of preferred stock. Shares of preferred stock may be repurchased from time to time through privately negotiated transactions or open market transactions, pursuant to a trading plan in accordance with Rules 10b5-1 under the Exchange Act. The manner, price, number and timing of share repurchases are subject to a variety of factors, including market conditions and applicable SEC rules. The preferred stock repurchase program does not require the purchase of any minimum number of shares of preferred stock, and, subject to SEC rules, purchases may be commenced or suspended at any time without prior notice. During the year ended December 31, 2025, the Company did not repurchase any shares of its preferred stock pursuant to the preferred stock repurchase program. During the year ended December 31, 2024, the Company repurchased 395,897 shares of its Series B Preferred Stock, at a weighted average purchase price per share of $23.77 and paid aggregate brokerage commissions of approximately $11,900 on such repurchases. The difference between the consideration transferred and the carrying value of the preferred stock repurchased resulted in a gain attributable to common stockholders of $78,000 for the year ended December 31, 2024. Shares of preferred stock that are repurchased by the Company cease to be outstanding but remain authorized for future issuance.

Equity Incentive Plan

During 2013, the board of directors approved and the Company adopted the Cherry Hill Mortgage Investment Corporation 2013 Equity Incentive Plan (the "2013 Plan"). The 2013 Plan, which expired by its terms in October 2023, provided for the grant of options to purchase shares of the Company's common stock, stock awards, stock appreciation rights ("SARs"), performance units, incentive awards and other equity-based awards, including long term incentive plan units (the "LTIP-OP Units") of the Operating Partnership.

In April 2023, the Company's board of directors adopted the Cherry Hill Mortgage Investment Corporation 2023 Equity Incentive Plan (the "2023 Plan"). The 2023 Plan, which expires by its term in April 2033, permits the Company to provide equity-based compensation in the form of options to purchase shares of the Company's common stock, stock awards, SARs, performance units, incentive awards and other equity-based awards (including LTIP-OP Units).

The maximum aggregate number of shares of common stock issuable pursuant to the 2023 Plan by the exercise of options and SARs, the grant of stock awards or other equity-based awards (including LTIP-OP Units) and the settlement of incentive awards and performance units is 2,830,000 shares. Other equity-based awards that are LTIP-OP Units will reduce the maximum aggregate number of shares of common stock issuable pursuant to the 2023 Plan on a one-for-one basis—that is, each such LTIP-OP Unit will be treated as an award of common stock; provided, however, for the avoidance of doubt, the conversion of any such LTIP-OP Units at a later date into a share of common stock will not count as an award of common stock under the 2023 Plan for purposes of determining the aggregate limit to avoid any double counting of the same award. In connection with stock splits, dividends, recapitalizations and certain other events, the Company's board of directors will make equitable adjustments that it deems appropriate in the aggregate number of shares of common stock issuable pursuant to the 2023 Plan and the terms of outstanding awards.

If any options or stock appreciation rights terminate, expire or are cancelled, forfeited, exchanged or surrendered without having been exercised or are paid in cash without delivery of common stock or if any stock awards, performance units or other equity-based awards (including LTIP-OP Units) are forfeited, the shares of common stock subject to such awards will again be available for purposes of the 2023 Plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are not available for future grants under the 2023 Plan. The Company has elected to account for forfeitures as they occur.

LTIP-OP Units are a special class of partnership interest in the Operating Partnership. LTIP-OP Units may be issued to eligible participants for the performance of services to or for the benefit of the Operating Partnership. Initially, LTIP-OP Units do not have full parity with the Operating Partnership's common units of limited partnership interest ("OP Units") with respect to liquidating distributions; however, LTIP-OP Units receive, whether vested or not, the same per-unit distributions as OP Units and are allocated their pro-rata share of the Operating Partnership's net income or loss. Under the terms of the LTIP-OP Units, the Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in the Operating Partnership's valuation from the time of grant of the LTIP-OP Units until such event will be allocated first to the holders of LTIP-OP Units to equalize the capital accounts of such holders with the capital accounts of the holders of OP Units. Upon equalization of the capital accounts of the holders of LTIP-OP Units with the other holders of OP Units, the LTIP-OP Units will achieve full parity with OP Units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP-OP Units may be converted into an equal number of OP Units at any time and, thereafter, enjoy all the rights of OP Units, including redemption rights.

An LTIP-OP Unit and a share of common stock of the Company have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the Operating Partnership. Holders of LTIP-OP Units that have reached parity with OP Units have the right to redeem their LTIP-OP Units, subject to certain restrictions. The redemption is required to be satisfied in cash, or at the Company's option, the Company may purchase the OP Units for common stock, calculated as follows: one share of the Company's common stock, or cash equal to the fair value of a share of the Company's common stock at the time of redemption, for each LTIP-OP Unit. When an LTIP-OP Unit holder redeems an OP Unit (as described above), non-controlling interest in the Operating Partnership is reduced and the Company's equity is increased.

LTIP-OP Units vest ratably over the first three annual anniversaries of the grant date. The fair value of each LTIP-OP Unit was determined based on the closing price of the Company's common stock on the applicable grant date in all other cases.

On May 30, 2024, the Company granted certain eligible participants of the 2023 Plan other equity-based awards in the form of a total of 181,942 restricted stock units ("RSUs") under the 2023 Plan. Each granted RSU represents the right to receive one share of common stock. Subject to the terms and conditions of an RSU award agreement and the 2023 Plan, each award of RSUs vests ratably over a three-year period beginning on the one-year anniversary of the grant date of the RSUs. To the extent the RSUs have not otherwise been forfeited or cancelled prior to the applicable settlement date, each award recipient will be paid a cash payment for the dividends on the applicable settlement date equal to the number of shares of common stock delivered multiplied by the total amount of dividend payments made in relation to one share of common stock with respect to record dates occurring during the period between the grant date and the applicable settlement date. On May 30, 2025, 60,041 of these RSU units vested and were settled with a grant of 60,041 units of common stock to the participants. Of the 60,041 shares of common stock granted, 21,391 shares of common stock were withheld by the Company to satisfy tax withholding requirements on the grant.

On June 30, 2025, the Company granted an aggregate of 146,520 shares of restricted common stock to the Company's independent directors (36,630 shares each) subject to the terms and conditions of a restricted stock award agreement and the 2023 Plan. Unless sooner vested in accordance with the terms of the restricted stock award agreement and the 2023 Plan, each independent director's interest in the shares of common stock covered by the June 30, 2025 stock award become vested and nonforfeitable on the one-year anniversary of the grant date.

The following table sets forth the number of shares of the Company's common stock as well as LTIP-OP Units and the values thereof (based on the closing prices on the respective dates of grant) granted under the 2013 Plan and the 2023 Plan. As noted above, effective as of June 15, 2023, (the date of the Company's 2023 annual meeting of stockholders) the 2023 Plan replaced the 2013 Plan. No further awards will be made by the Company under the 2013 Plan, and currently outstanding awards granted under the 2013 Plan will remain effective in accordance with their terms. Except as otherwise indicated, all shares shown in the table below are fully vested.

Equity Incentive Plan Information

	LTIP-OP Units			Shares of Common Stock			Restricted Stock Units				Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans	Weighted Average Issuance Price
	Issued	Forfeited/Redeemed (A)	Converted	Issued	Forfeited (A)	Withheld (B)	Issued	Forfeited (A)	Settled	Withheld (B)		
December 31, 2022	(459,897)	5,832	44,795	(178,421)	3,155	-	-	-	-	-	915,464	
Number of securities issued or to be issued upon exercise	(92,200)(C)	-	-	(41,835)	-	-	-	-	-	-	(134,035)	$ 5.74
Increase in the number of securities available for issuance	-	-	-	-	-	-	-	-	-	-	2,006,736	
December 31, 2023	(552,097)	5,832	44,795	(220,256)	3,155	-	-	-	-	-	2,788,165	
Number of securities issued or to be issued upon exercise	(111,395)(D)	-	-	(63,416)	-	3,229	(181,942)(E)	-	-	-	(356,753)	$ 3.73
Number of securities redeemed	-	2,660	-	-	-	-	-	-	-	-	2,660	
December 31, 2024	(663,492)	8,492	44,795	(283,672)	3,155	3,229	(181,942)	-	-	-	2,434,072	
Number of securities issued or to be issued upon exercise	-	-	20,242	(80,283)	-	21,391	-	-	60,041	-	-	
Number of securities issued or to be issued upon exercise	-	-	-	(146,520)(F)	-	-	-	-	-	-	(146,520)	$ 2.73
Number of securities forfeited	-	14,500	-	-	-	-	-	-	-	-	14,500	
Number of securities redeemed	-	34,697	-	-	-	-	-	-	-	-	34,697	$ 2.95
December 31, 2025	(663,492)	57,689	65,037	(510,475)	3,155	24,620	(181,942)	-	60,041	-	2,336,749	

(A) If any award or grant under the 2023 Plan (including LTIP-OP Units) expires, is forfeited or is terminated without having been exercised or is paid in cash without a requirement for the delivery of common stock, then any common stock covered by such lapsed, cancelled, expired, unexercised or cash-settled portion of such award or grant and any forfeited, lapsed, cancelled or expired LTIP-OP Units will be available for the grant or settlement of other awards under the 2023 Plan.

(B) Any shares of common stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award reduces the number of shares of common stock available under the 2023 Plan and those shares will not be available for future grants or awards under the 2023 Plan.

(C) Subject to forfeiture in certain circumstances prior to January 10, 2026.

(D) Subject to forfeiture in certain circumstances prior to January 16, 2027.

(E) Subject to forfeiture in certain circumstances prior to May 30, 2027.

(F) Subject to forfeiture in certain circumstances prior to June 30, 2026.

The Company recognized share-based compensation expense of approximately $0.8 million during the years ended December 31, 2025 and December 31, 2024. There was approximately $0.6 million of total unrecognized share-based compensation expense as of December 31, 2025, which was related to unvested LTIP-OP Units, directors compensation paid in stock subject to forfeiture and unvested RSUs. This unrecognized share-based compensation expense is expected to be recognized ratably over the remaining vesting period of up to two years. The aggregate expense related to the LTIP-OP Unit grants and the RSUs is presented within "Compensation and benefits" in the Company's consolidated statements of income (loss).

Non-Controlling Interests in Operating Partnership

Non-controlling interests in the Operating Partnership in the accompanying consolidated financial statements relate to LTIP-OP Units and OP Units issued upon conversion of LTIP-OP Units, in either case, held by parties other than the Company.

As of December 31, 2025, the non-controlling interest holders in the Operating Partnership owned 565,147 LTIP-OP Units, or approximately 1.6% of the units of the Operating Partnership. Pursuant to ASC 810, Consolidation, changes in a parent's ownership interest (and transactions with non-controlling interest unit holders in the Operating Partnership) while the parent retains its controlling interest in its subsidiary should be accounted for as equity transactions. The carrying amount of the non-controlling interest will be adjusted to reflect the change in its ownership interest in the subsidiary, with the offset to equity attributable to the Company.

Earnings per Common Share

The Company is required to present both basic and diluted earnings per common share ("EPS"). Basic EPS is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted EPS is calculated by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period. In accordance with ASC 260, Earnings Per Share, if there is a loss from continuing operations, the common stock equivalents are deemed anti-dilutive and earnings (loss) per share is calculated excluding the potential common shares.

The following table presents basic and diluted earnings per share of common stock for the periods indicated (dollars in thousands, except per share data):

Earnings per Common Share Information

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income (loss)	$ 6,942	$ 12,210	$ (35,455)
Net (income) loss allocated to noncontrolling interests in Operating Partnership	(114)	(240)	661
Dividends on preferred stock	(9,829)	(9,969)	(9,853)
Gain on repurchase and retirement of preferred stock	-	78	-
Net income allocated to participating securities	-	(25)	-
Numerator for basic EPS - net income (loss) applicable to common stockholders (A)	$ (3,001)	$ 2,054	$ (44,647)
Effect of dilutive securities:			
Add back net income allocated to participating securities	-	25	-
Numerator for diluted EPS - net income (loss) applicable to common stockholders after assumed conversion (C)	$ (3,001)	$ 2,079	$ (44,647)
Denominator:			
Denominator for basic EPS - weighted average common shares (B)	34,422,750	30,438,081	26,262,407
Effect of dilutive securities:			
Participating restricted common stock	-	2,268	31,496
Non-participating restricted stock units	-	-	-
Denominator for diluted EPS - adjusted weighted average common shares (D)	34,422,750	30,440,349	26,293,903
Basic and Diluted EPS:			
Basic (A/B)	$ (0.09)	$ 0.07	$ (1.70)
Diluted (C/D)	$ (0.09)	$ 0.07	$ (1.70)

The computations of diluted EPS for the year ended December 31, 2025 excludes 268,421 of potentially dilutive restricted stock units and restricted stock awards because their effect would have been anti-dilutive.

Note 7 — Transactions with Related Parties

Manager

Prior to November 14, 2024, the Company was a party to the Management Agreement with CHMM, pursuant to which CHMM provided for the day-to-day management of the Company's operations. The Management Agreement required CHMM to manage the Company's business affairs in conformity with the policies that were approved and monitored by the Company's board of directors. For performing these services, the Company paid CHMM a management fee which was payable in cash quarterly in arrears, in an amount equal to 1.5% per annum of the Company's stockholders' equity (as defined in the Management Agreement), in addition to other expenses.

The Management Agreement between the Company and CHMM was negotiated between related parties, and the terms, including fees payable, may not have been as favorable to the Company as if it had been negotiated with an unaffiliated third party. The Management Agreement was terminated in accordance with its terms on November 14, 2024. The Company paid CHMM in full all management fees, net of reimbursable expenses incurred by the Company on behalf of CHMM, that accrued through the effective date of termination.

The amounts included in "Management fee to affiliate" on the consolidated statements of income (loss) consisted of the following for the periods indicated (dollars in thousands):

Management Fees and Compensation Reimbursement to Manager

	Year Ended December 31,		
	2025	2024	2023
Management fees	$ -	$ 5,514	$ 6,250
Compensation reimbursement	-	523	580
Total	$ -	$ 6,037	$ 6,830

Note 8 — Derivative Instruments

Interest Rate Swap Agreements, Swaptions, Eris SOFR swap futures, TBAs and U.S. Treasury Futures

In order to help mitigate exposure to higher short-term interest rates in connection with borrowings under its repurchase agreements, the Company enters into interest rate swap agreements, Eris SOFR swap futures and swaption agreements. Interest rate swap agreements establish an economic fixed rate on related borrowings because the variable-rate payments received on the interest rate swap agreements largely offset interest accruing on the related borrowings, leaving the fixed-rate payments to be paid on the interest rate swap agreements as the Company's effective borrowing rate, subject to certain adjustments including changes in spreads between variable rates on the interest rate swap agreements and actual borrowing rates. A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap. Eris SOFR swap futures are exchange-traded contracts that mirror the economics of an interest rate swap, where one party pays a fixed rate and the other pays a floating rate based on the SOFR. Eris SOFR swap futures are marked-to-market daily, with prices published by the CME Group. The Company's interest rate swap agreements, Eris SOFR swap futures, TBAs and swaptions have not been designated as qualifying hedging instruments for GAAP purposes.

In order to help mitigate duration risk and manage basis risk and the pricing risk under the Company's financing facilities, the Company utilizes U.S. Treasury futures and forward-settling purchases and sales of RMBS where the underlying pools of mortgage loans are TBAs. Pursuant to these TBA transactions, the Company agrees to purchase or sell, for future delivery, Agency RMBS with certain principal and interest terms and certain types of underlying collateral, but the particular Agency RMBS to be delivered is not identified until shortly before the TBA settlement date. Unless otherwise indicated, references to U.S. Treasury futures include options on U.S. Treasury futures.

For discussion on the fair value measurements of the derivative instruments, see Note 9.

The following table summarizes the outstanding notional amounts of derivative instruments as of the dates indicated (dollars in thousands):

Derivatives	December 31, 2025	December 31, 2024
Notional amount of interest rate swaps	$ 828,700	$ 1,171,750
Notional amount of TBAs, net	(409,475)	(435,575)
Notional amount of U.S. treasury futures	19,500	73,100
Notional amount of Eris SOFR swap futures	(16,800)	-
Total notional amount	**$ 421,925**	**$ 809,275**

Cash flow activity related to derivative instruments is reflected within the operating activities, investing activities and financing activities sections of the consolidated statements of cash flows. Realized gains and losses are reflected within the realized gain (loss) on derivatives, net line item and derivative fair value adjustments are reflected within the unrealized (gain) loss on derivatives, net line item within the operating activities section of the consolidated statements of cash flows. The remaining cash flow activity related to derivative instruments is reflected within the proceeds from (payments for) settlement of derivatives line item of the investing activities section and the proceeds from derivative financing line item within the financing activities section of the consolidated statements of cash flows.

The following table presents information about the Company's interest rate swap agreements as of the dates indicated (dollars in thousands):

	Notional Amount(A)	Fair Value	Weighted Average Pay Rate	Weighted Average Receive Rate	Weighted Average Years to Maturity
December 31, 2025	$ 828,700	$ 12,154	1.76%	3.95%	3.1
December 31, 2024	$ 1,171,750	$ 13,375	1.84%	4.64%	3.1

(A)   Includes $712.7 million notional of receive SOFR and pay fixed of 1.4% and $116.0 million notional of receive fixed of 3.4% and pay SOFR with weighted average maturities of 3.2 years and 2.5 years, respectively, as of December 31, 2025. Includes $907.8 million notional of receive SOFR and pay fixed of 1.1% and $264.0 million notional of receive fixed of 4.5% and pay SOFR with weighted average maturities of 3.6 years and 1.6 years, respectively, as of December 31, 2024.

The following table presents information about the Company's Eris SOFR swap futures as of the dates indicated (dollars in thousands):

Maturity	Notional Amount - Long	Notional Amount - Short	Fair Value
7 years	$ -	$ (16,800)	$ 36
Total	**$ -**	**$ (16,800)**	**$ 36**

The Company did not have any Eris SOFR swap futures at December 31, 2024.

The following tables present information about the Company's TBA derivatives as of the dates indicated (dollars in thousands):

As of December 31, 2025

Purchase and sale contracts for derivative TBAs	Notional	Cost Basis	Fair Value	Net Carrying Value
Purchase contracts	$ 193,125	$ 193,318	$ 193,942	$ 624
Sale contracts	(602,600)	(600,954)	(602,654)	(1,700)
Net TBA derivatives	**$ (409,475)**	**$ (407,636)**	**$ (408,712)**	**$ (1,076)**

As of December 31, 2024

Purchase and sale contracts for derivative TBAs	Notional	Cost Basis	Fair Value	Net Carrying Value
Purchase contracts	$ 234,625	$ 238,096	$ 237,021	$ (1,074)
Sale contracts	(670,200)	(647,844)	(636,337)	11,508
Net TBA derivatives	**$ (435,575)**	**$ (409,748)**	**$ (399,316)**	**$ 10,434**

The following tables present information about the Company's U.S. Treasury futures agreements as of the dates indicated (dollars in thousands):

As of December 31, 2025

Maturity	Notional Amount - Long	Notional Amount - Short	Fair Value
5 years	$ 171,200	$ -	$ (655)
10 years [A]	-	(151,700)	2,023
Total	**$ 171,200**	**$ (151,700)**	**$ 1,368**

As of December 31, 2024

Maturity	Notional Amount - Long	Notional Amount - Short	Fair Value
2 years	$ 108,600	$ -	$ (78)
5 years	169,500	-	(1,226)
10 years [A]	-	(205,000)	3,641
Total	**$ 278,100**	**$ (205,000)**	**$ 2,337**

(A)   Includes 10-year Ultra futures and Long Bond futures contracts.

The Company did not have any U.S. Treasury futures options at December 31, 2025. The following table present information about the Company's U.S. Treasury future options as of the dates indicated (dollars in thousands):

As of December 31, 2024

Maturity	Notional Amount - Long	Notional Amount - Short	Fair Value
10 years	$ 60,000	$ (60,000)	$ 33
Total	**$ 60,000**	**$ (60,000)**	**$ 33**

The following table presents information about realized gain (loss) on derivatives, which is included on the consolidated statements of income (loss) for the periods indicated (dollars in thousands):

		Year Ended December 31,		
Derivatives		2025	2024	2023
Interest rate swaps [A]	$	(1,160) $	4,325 $	(4,896)
TBAs		(9,825)	(11,615)	13,059
U.S. Treasury futures		(2,238)	(4,953)	(8,992)
U.S. Treasury futures options		(43)	(56)	(337)
Eris SOFR swap futures		68	-	-
Total	$	(13,198) $	(12,299) $	(1,166)

(A)   Excludes interest rate swap periodic interest income of $20.2 million, $33.6 million and $35.0 million, for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

The following table presents information about unrealized gain (loss) on derivatives, which is included on the consolidated statements of income (loss) for the periods indicated (dollars in thousands):

		Year Ended December 31,		
Derivatives		2025	2024	2023
Interest rate swaps	$	(27,291) $	(16,811) $	(24,186)
TBAs		(11,510)	22,600	(16,382)
U.S. Treasury futures		(968)	3,988	(2,269)
U.S. Treasury futures options		(33)	32	(234)
Eris SOFR swap futures		35	-	-
Total	$	(39,767) $	9,809 $	(43,071)

Offsetting Assets and Liabilities

The Company has netting arrangements in place with all of its derivative counterparties pursuant to standard documentation developed by the International Swaps and Derivatives Association and the SIFMA. Under GAAP, if the Company has a valid right of offset, it may offset the related asset and liability and report the net amount. The Company presents interest rate swaps assets and liabilities on a gross basis in its consolidated balance sheets, net of variation margin. The Company presents TBA, Eris SOFR swap futures and U.S. Treasury futures assets and liabilities on a net basis in its consolidated balance sheets. The Company presents repurchase agreements in this section even though they are not derivatives because they are subject to master netting arrangements. However, repurchase agreements are presented on a gross basis. Additionally, the Company does not offset financial assets and liabilities with the associated cash collateral on the consolidated balance sheets.

The following tables present information about the Company's assets and liabilities that are subject to master netting arrangements or similar agreements and can potentially be offset on the Company's consolidated balance sheets as of the dates indicated (dollars in thousands):

Offsetting Assets and Liabilities

As of December 31, 2025

		Gross Amounts of Recognized Assets or Liabilities		Gross Amounts Offset in the Consolidated Balance Sheet		Net Amounts of Assets and Liabilities Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet			Net Amount
							Financial Instruments	Cash Collateral Received/ Pledged [A]		
Assets										
Interest rate swaps	$	47,642	$	(34,289)	$	13,353	$ (1,199)	$ -	$	12,154
TBAs		650		(650)		-	-	-		-
U.S. treasury futures		1,368		-		1,368	-	(1,368)		-
Eris SOFR swap futures		36		-		36	-	-		36
Total Assets	$	49,696	$	(34,939)	$	14,757	$ (1,199)	$ (1,368)	$	12,190
Liabilities										
Repurchase agreements	$	(1,137,200)	$	-	$	(1,137,200)	$ 1,137,200	$ -	$	-
Interest rate swaps		(1,199)		-		(1,199)	1,199	-		-
TBAs		(1,726)		650		(1,076)	-	312		(764)
Total Liabilities	$	(1,140,125)	$	650	$	(1,139,475)	$ 1,138,399	$ 312	$	(764)

As of December 31, 2024

	Gross Amounts of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets and Liabilities Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet: Financial Instruments	Gross Amounts Not Offset in the Consolidated Balance Sheet: Cash Collateral Received/ Pledged (A)	Net Amount
Assets						
Interest rate swaps	$ 17,244	$ -	$ 17,244	$ (17,244)	$ -	$ -
TBAs	11,508	(1,074)	10,434	(1,125)	(9,309)	-
U.S. Treasury futures	3,641	(1,304)	2,337	(6,683)	4,346	-
U.S. Treasury futures options	33	-	33	(33)	-	-
Total Assets	**$ 32,426**	**$ (2,378)**	**$ 30,048**	**$ (25,085)**	**$ (4,963)**	**$ -**
Liabilities						
Repurchase agreements	$ (1,077,257)	$ -	$ (1,077,257)	$ 1,057,157	$ 20,100	$ -
Interest rate swaps	(3,869)	-	(3,869)	3,869	-	-
TBAs	(1,074)	1,074	-	-	-	-
U.S. Treasury futures	(1,304)	1,304	-	-	-	-
Total Liabilities	**$ (1,083,504)**	**$ 2,378**	**$ (1,081,126)**	**$ 1,061,026**	**$ 20,100**	**$ -**

(A) Includes cash pledged / received as collateral. Amounts presented are limited to collateral pledged sufficient to reduce the net amount to zero for individual counterparties, as applicable. Excess cash collateral or financial assets that are pledged to counterparties may exceed the financial liabilities subject to a master netting arrangement or similar agreement, or counterparties may have pledged excess cash collateral to the Company that exceed the corresponding financial assets. These excess amounts are excluded from the table above, although separately reported within restricted cash or accrued expenses and other liabilities in the Company's consolidated balance sheets.

Note 9 — Fair Value

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

- Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

- Level 3 unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that management believes market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Recurring Fair Value Measurements

The following is a description of the methods used to estimate the fair values of the Company's assets and liabilities measured at fair value on a recurring basis, as well as the basis for classifying these assets and liabilities as Level 1, 2 or 3 within the fair value hierarchy. The Company's valuations consider assumptions that it believes a market participant would consider in valuing the assets and liabilities, the most significant of which are disclosed below. The Company reassesses and periodically adjusts the underlying inputs and assumptions used in the valuations for recent historical experience, as well as for current and expected relevant market conditions.

RMBS

The Company holds a portfolio of RMBS that are carried at fair value in the consolidated balance sheets. The Company determines the fair value of its RMBS based upon prices obtained from third-party pricing providers. The third-party pricing providers develop their pricing based on transaction prices of recent trades for similar financial instruments. If recent trades for similar financial instruments are unavailable, the third-party pricing providers use cash flow or other pricing models, which utilize observable inputs. As a result, the Company classified 100% of its RMBS as Level 2 fair value assets at December 31, 2025 and December 31, 2024.

MSRs

The Company, through its subsidiary Aurora, holds a portfolio of MSRs that are reported at fair value in the consolidated balance sheets. The Company uses a discounted cash flow model to estimate the fair value of these assets. Although MSR transactions are observable in the marketplace, the valuation includes unobservable market data inputs (prepayment speeds, costs to service and discount rates). As a result, the Company classified 100% of its MSRs as Level 3 fair value assets at December 31, 2025 and December 31, 2024.

Derivative Instruments

The Company enters into a variety of derivative instruments as part of its economic hedging strategies. The Company executes interest rate swaps, TBAs, Eris SOFR swap futures and U.S. Treasury futures. The Company utilizes third-party pricing providers to value its interest rate swaps and TBAs. The third-party pricing providers develop their pricing based on transaction prices of recent trades for similar financial instruments. If recent trades for similar financial instruments are unavailable, the third-party pricing providers use cash flow or other pricing models, which utilize observable inputs. As a result, the Company classified 100% of its interest rate swaps and TBAs as Level 2 fair value assets and liabilities at December 31, 2025 and December 31, 2024. The fair value of Eris SOFR swap futures is determined using quoted settlement prices published by the Eris Secured Overnight Financing Rate, which reflect observable market data. The Company has classified the characteristics used to determine the fair value of Eris SOFR swap futures as Level 2 fair value assets and liabilities at December 31, 2025 and December 31, 2024. U.S. Treasury futures are valued using market-based prices published by the U.S. Department of Treasury and classified as Level 1 fair value assets and liabilities at December 31, 2025 and December 31, 2024.

Both the Company and the derivative counterparties under their netting arrangements are required to post cash collateral based upon the net underlying market value of the Company's open positions with the counterparties. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or counterparties is considered materially mitigated. The Company's interest rate swaps and U.S. Treasury futures are required to be cleared on an exchange, which further mitigates, but does not eliminate, credit risk. Based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of the dates indicated (dollars in thousands):

Recurring Fair Value Measurements

As of December 31, 2025

	Level 1	Level 2	Level 3	Carrying Value
Assets				
RMBS				
Fannie Mae	$ -	$ 531,828	$ -	$ 531,828
Freddie Mac	-	682,023	-	682,023
RMBS total	-	1,213,851	-	1,213,851
Derivative assets				
Interest rate swaps	-	13,353	-	13,353
U.S. treasury futures	1,368	-	-	1,368
Eris SOFR swap futures	-	36	-	36
Derivative assets total	1,368	13,389	-	14,757
Servicing related assets	-	-	214,831	214,831
Total Assets	$ 1,368	$ 1,227,240	$ 214,831	$ 1,443,439
Liabilities				
Derivative liabilities				
Interest rate swaps	-	1,199	-	1,199
TBAs, net	-	1,076	-	1,076
Derivative liabilities total	-	2,275	-	2,275
Total Liabilities	$ -	$ 2,275	$ -	$ 2,275

As of December 31, 2024

	Level 1	Level 2	Level 3	Carrying Value
Assets				
RMBS				
Fannie Mae	$ -	$ 425,599	$ -	$ 425,599
Freddie Mac	-	696,821	-	696,821
RMBS total	-	1,122,420	-	1,122,420
Derivative assets				
Interest rate swaps	-	17,244	-	17,244
TBAs, net	-	10,434	-	10,434
U.S. treasury futures	2,337	-	-	2,337
U.S. treasury futures options	33	-	-	33
Derivative assets total	2,370	27,678	-	30,048
Servicing related assets	-	-	233,658	233,658
Total Assets	$ 2,370	$ 1,150,098	$ 233,658	$ 1,386,126
Liabilities				
Derivative liabilities				
Interest rate swaps	-	3,869	-	3,869
Derivative liabilities total	-	3,869	-	3,869
Total Liabilities	$ -	$ 3,869	$ -	$ 3,869

The Company may be required to measure certain assets or liabilities at fair value from time to time. These periodic fair value measures typically result from application of certain impairment measures under GAAP. These items would constitute nonrecurring fair value measures under ASC 820. As of December 31, 2025 and December 31, 2024, the Company did not have any assets or liabilities measured at fair value on a nonrecurring basis in the periods presented.

Level 3 Assets and Liabilities

The valuation of Level 3 assets and liabilities requires significant judgment by management. The Company estimates the fair value of its Servicing Related Assets based on internal pricing models rather than quotations and compares the results of these internal models against the results from models generated by third-party pricing providers. The third-party pricing providers and management rely on inputs such as market price quotations from market makers (either market or indicative levels), original transaction price, recent transactions in the same or similar instruments, and changes in financial ratios or cash flows to determine fair value. Level 3 instruments may also be discounted to reflect illiquidity with the amount of such discount estimated by third-party pricing providers and management in the absence of market information. Assumptions used by third-party pricing providers and management due to lack of observable inputs may significantly impact the resulting fair value and, therefore, the Company's consolidated financial statements. The Company's management reviews all valuations that are based on pricing information received from third-party pricing providers. As part of this review, prices are compared against other pricing or input data points in the marketplace, along with internal valuation expertise, to ensure the pricing is reasonable.

Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant change to estimated fair values. The determination of estimated cash flows used in pricing models is inherently subjective and imprecise. It should be noted that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate and credit spread environments as of December 31, 2025 and December 31, 2024 and do not take into consideration the effects of subsequent changes in market or other factors.

The tables below present the reconciliation for the Company's Level 3 assets (Servicing Related Assets) measured at fair value on a recurring basis as of the dates indicated (dollars in thousands):

Level 3 Fair Value Measurements

| | Year Ended December 31, | | |
	2025	2024	2023
Balance at beginning of period	$ 233,658	$ 253,629	$ 279,739
Purchases, sales and other changes:			
Purchases	-	-	5
Sales [A]	-	(12,804)	-
Other changes [B]	(2)	(7)	(178)
Purchases and sales:	(2)	(12,811)	(173)
Changes in Fair Value due to:			
Changes in valuation inputs or assumptions used in valuation model	(4,590)	8,718	(8,576)
Other changes in fair value [C]	(14,235)	(15,878)	(17,361)
Unrealized gain (loss) included in Net Income	(18,825)	(7,160)	(25,937)
Balance at end of period	$ 214,831	$ 233,658	$ 253,629

(A)   During the year ended December 31, 2024, the Company sold a portion of its MSRs to a third party for proceeds of $13.3 million and recognized a gain of $0.5 million on the sale.
(B)   Represents purchase price adjustments, principally contractual prepayment protection, and changes due to the Company's repurchase of the underlying collateral.
(C)   Represents changes due to realization of expected cash flows and estimated MSR runoff.

The tables below present information about the significant unobservable inputs used in the fair value measurement of the Company's Servicing Related Assets classified as Level 3 fair value assets as of the dates indicated (dollars in thousands):

Fair Value Measurements

As of December 31, 2025

	Fair Value	Valuation Technique	Unobservable Input (A)	Range	Weighted Average (B)
MSRs	$ 214,831	Discounted cash flow	Constant prepayment speed	4.0% - 13.3%	6.5%
			Discount rate		9.2%
			Annual cost to service, per loan	$	87
TOTAL	**$ 214,831**				

As of December 31, 2024

	Fair Value	Valuation Technique	Unobservable Input (A)	Range	Weighted Average (B)
MSRs	$ 233,658	Discounted cash flow	Constant prepayment speed	3.8% - 13.5%	6.3%
			Discount rate		9.6%
			Annual cost to service, per loan	$	88
TOTAL	**$ 233,658**				

(A) Significant increases (decreases) in any of the inputs in isolation may result in significantly lower (higher) fair value measurements. A change in the assumption used for discount rates may be accompanied by a directionally similar change in the assumption used for the probability of uncollected payments and a directionally opposite change in the assumption used for prepayment rates.

(B) Weighted averages for unobservable inputs are calculated based on the unpaid principal balance of the portfolios.

Fair Value of Financial Assets and Liabilities

In accordance with ASC 820, the Company is required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheets, for which fair value can be estimated. The following describes the Company's methods for estimating the fair value for financial instruments.

• RMBS available for sale securities, Servicing Related Assets, derivative assets and derivative liabilities are recurring fair value measurements; carrying value equals fair value. See discussion of valuation methods and assumptions within the "Fair Value Measurements" section of this footnote.

• Cash and cash equivalents and restricted cash have a carrying value which approximates fair value because of the short maturities of these instruments.

• The carrying value of servicing receivables, repurchase agreements and corporate debt that mature in less than one year generally approximates fair value due to the short maturities. The Company does not hold any repurchase agreements that are considered long-term.

Corporate debt that matures in more than one year consists solely of financing secured by Aurora's Servicing Related Assets. All of the Company's debt is revolving and bears interest at adjustable rates. The Company considers that the amount of the corporate debt generally approximates fair value.

Note 10 — Commitments and Contingencies

The commitments and contingencies of the Company as of December 31, 2025 and December 31, 2024 are described below.

Legal and Regulatory

From time to time, the Company may be subject to potential liability under laws and government regulations and various claims and legal actions arising in the ordinary course of business. Liabilities are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. The Company has established immaterial reserves for these possible matters. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's consolidated financial statements.

Commitments to Purchase/Sell RMBS

As of December 31, 2025 and December 31, 2024, the Company held forward TBA purchase and sale commitments with counterparties, which are forward Agency RMBS trades, whereby the Company committed to purchasing or selling a pool of securities at a particular interest rate. As of the date of the trade, the mortgage-backed securities underlying the pool that will be delivered to fulfill a TBA trade are not yet designated. The securities are typically "to be announced" 48 hours prior to the established trade settlement date.

See Note 2 — Basis of Presentation and Significant Accounting Policies for details of unsettled RMBS trades, if any, as of December 31, 2025.

Acknowledgment Agreements

In connection with the Fannie Mae MSR Financing Facility (as defined below in Note 12), entered into by Aurora and QRS III, those parties also entered into an acknowledgment agreement with Fannie Mae. Pursuant to that agreement, Fannie Mae consented to the pledge by Aurora and QRS III of their respective interests in MSRs for loans owned or securitized by Fannie Mae, and acknowledged the security interest of the lender in those MSRs. See Note 12—Notes Payable for a description of the Fannie Mae MSR Financing Facility and the financing facility it replaced.

In connection with the Freddie Mac MSR Revolver (as defined below in Note 12), Aurora, QRS V, and the lender, with a limited joinder by the Company, entered into an acknowledgement agreement with Freddie Mac pursuant to which Freddie Mac consented to the pledge of the Freddie Mac MSRs securing the Freddie Mac MSR Revolver. Aurora and the lender also entered into a consent agreement with Freddie Mac pursuant to which Freddie Mac consented to the pledge of Aurora's rights to reimbursement for advances on the underlying loans. See Note 12—Notes Payable for a description of the Freddie Mac MSR Revolver.

Operating Lease

The Company's operating lease is comprised of a corporate office lease with a remaining term of approximately eight months. Operating lease right-of-use ("ROU") asset represents the right to use an underlying asset for the lease term and lease liabilities represent obligations to make lease payments arising from the lease. The Company recognizes lease expense on a straight-line basis over the lease term. The lease cost for the years ended December 31, 2025 and December 31, 2024 was approximately $75 thousand and $34 thousand, respectively. Cash used for the operating lease during the years ended December 31, 2025 and December 31, 2024 was approximately $75 thousand and $34 thousand, respectively.

The table below summarizes the Company's future commitments under the operating lease (dollars in thousands):

	Operating Lease Commitments
2026	$ 41
2027	-
Remaining undiscounted lease payments	**41**
Less: imputed interest	1
Remaining discounted lease payments	**$ 40**

Other information related to the operating lease is summarized below as of the periods indicated:

	Classification	December 31, 2025	December 31, 2024
ROU Assets	Receivables and other assets	$ 40	$ 109
Lease Liabilities	Accrued expenses and other liabilities	$ (40)	$ (109)
Weighted average remaining lease term in years		0.6	1.6
Weighted average discount rate (A)		8.18%	8.18%

(A) The Company uses an incremental borrowing rate in determining the present value of lease payments.

Note 11 — Repurchase Agreements

The Company had outstanding approximately $1,137.2 million and $1,077.3 million of borrowings under its repurchase agreements as of December 31, 2025 and December 31, 2024, respectively. The Company's obligations under these agreements had weighted average remaining maturities of 16 days and 18 days as of December 31, 2025 and December 31, 2024, respectively. RMBS and cash have been pledged as collateral under these repurchase agreements (see Note 4).

The repurchase agreements had the following remaining maturities and weighted average rates as of the dates indicated (dollars in thousands):

Repurchase Agreements Characteristics

As of December 31, 2025

	Repurchase Agreements	Weighted Average Rate
Less than one month	$ 1,137,200	3.99%
Total/Weighted Average	**$ 1,137,200**	**3.99%**

As of December 31, 2024

	Repurchase Agreements	Weighted Average Rate
Less than one month	$ 1,005,685	4.75%
One to three months	71,572	4.72%
Total/Weighted Average	**$ 1,077,257**	**4.75%**

Note 12 — Notes Payable

As of December 31, 2025, the Company had two separate MSR financing facilities: (i) the Freddie Mac MSR Revolver, which is revolving credit facility for up to $100.0 million that is secured by all Freddie Mac MSRs owned by Aurora; and (ii) the Fannie Mae MSR Revolving Facility, which is a revolving credit facility for up to $100.0 million, that is secured by all Fannie Mae MSRs owned by Aurora. Both financing facilities are available for MSRs as well as certain servicing related advances associated with MSRs.

Freddie Mac MSR Revolver. The Company, Aurora and QRS V (collectively with Aurora and the Company, the "Borrowers") have entered into a $100.0 million revolving credit facility (the "Freddie Mac MSR Revolver"), pursuant to which Aurora pledged all of its existing and future MSRs on loans owned or securitized by Freddie Mac. In June 2025, the Borrowers entered into an amendment that extended the revolving period for an additional 364 days with the Borrowers' option for one renewal for similar terms followed by a one-year term out feature with a 24-month amortization schedule. Amounts borrowed bear interest at a weighted average borrowing rate of 7.1% At December 31, 2025 and December 31, 2024, approximately $55.5 million and $56.5 million, respectively, was outstanding under the Freddie Mac MSR Revolver.

Fannie Mae MSR Revolving Facility. Aurora and QRS III are parties to a loan and security agreement (the "Fannie Mae MSR Revolving Facility"), pursuant to which Aurora and QRS III pledged their respective rights in all existing and future MSRs for loans owned or securitized by Fannie Mae to secure borrowings outstanding from time to time. The original maximum credit amount outstanding at any one time under the Fannie Mae MSR Revolving Facility was $150.0 million. The revolving period is 24 months which may be extended by agreement with the lender. In October 2023, Aurora and QRS III entered into an amendment to the Fannie Mae MSR Revolving Facility that extended the revolving period for an additional 24 months. In October 2025, Aurora and QRS III entered into an amendment to the Fannie Mae MSR which (i) extended the revolving period by an additional 24 months, and (ii) reduced the credit amount to $100 million, with the option for Aurora and QRS III to increase the maximum credit to $150 million at any time during the extended 24-month revolving period. The revolving period may be further extended by a period of 1-year by agreement with the lender. Amounts borrowed bear interest at a weighted average borrowing rate of 7.0%. At the end of the revolving period, the outstanding amount will be converted to a three-year term loan that will bear interest at a rate calculated at a spread over the rate for one-year interest rate swaps. The Company has guaranteed repayment of all indebtedness under the Fannie Mae MSR Revolving Facility. At December 31, 2025 and December 31, 2024, approximately $90.8 million and $95.6 million, respectively, was outstanding under the Fannie Mae MSR Revolving Facility.

The outstanding borrowings had the following remaining maturities as of the dates indicated (dollars in thousands):

Long-Term Borrowings Repayment Characteristics

As of December 31, 2025

	2026		2027		2028		2029		2030		2031		Total
Freddie Mac MSR Revolver													
Borrowings under Freddie Mac MSR Revolver	$	55,500	$	-	$	-	$	-	$	-	$	-	$	55,500
Fannie Mae MSR Revolving Facility													
Borrowings under Fannie Mae MSR Revolving Facility		-		548		6,806		7,239		76,157		-		90,750
Total	$	55,500	$	548	$	6,806	$	7,239	$	76,157	$	-	$	146,250

As of December 31, 2024

	2025		2026		2027		2028		2029		2030		Total
Freddie Mac MSR Revolver													
Borrowings under Freddie Mac MSR Revolver	$	56,500	$	-	$	-	$	-	$	-	$	-	$	56,500
Fannie Mae MSR Revolving Facility													
Borrowings under Fannie Mae MSR Revolving Facility		555		6,915		7,408		80,722		-		-		95,600
Total	$	57,055	$	6,915	$	7,408	$	80,722	$	-	$	-	$	152,100

Note 13 — Receivables and Other Assets

The assets comprising "Receivables and other assets" as of December 31, 2025 and December 31, 2024 are summarized in the following table (dollars in thousands):

Receivables and Other Assets

	December 31, 2025	December 31, 2024
Servicing advances	$ 13,417	$ 13,797
Interest receivable	6,082	5,785
Deferred tax asset	8,723	10,921
Other receivables (A)	6,426	3,787
Total other assets	**$ 34,648**	**$ 34,290**

(A) Includes a promissory note receivable with a principal amount of $3.2 million and $0, as of December 31, 2025 and December 31, 2024, respectively. The note bears interest at a fixed rate of 8.0% per annum, as well as an additional percentage of distributable cash, with interest payments due quarterly and the principal due at maturity on May 22, 2030. The note is classified as held-for-investment and measured at amortized cost. The Company evaluates credit quality of the note on a regular basis and has determined that no allowance for credit losses is necessary as of the reporting date. The note receivable is classified as a "Level 3" fair value item due to the Company's reliance on unobservable inputs to estimate its fair value. The Company has concluded that the fair value of the note approximates its carrying value because the note is newly issued, and there have been no significant changes in credit or market conditions since issuance.

Note 14 — Accrued Expenses and Other Liabilities

The liabilities comprising "Accrued expenses and other liabilities" as of December 31, 2025 and December 31, 2024 are summarized in the following table (dollars in thousands):

Accrued Expenses and Other Liabilities

	December 31, 2025	December 31, 2024
Accrued interest on repurchase agreements	$ 3,526	$ 4,101
Accrued interest on notes payable	1,489	1,701
Accrued expenses	2,097	3,079
Due to counterparties (A)	4,327	9,309
Total accrued expenses and other liabilities	**$ 11,439**	**$ 18,190**

(A)   Includes collateral for the Company's borrowings that represents a payable to the counterparties as of the balance sheet date.

Note 15 — Income Taxes

The Company elected to be taxed as a REIT under Code Sections 856 through 860 beginning with its short taxable year ended December 31, 2013. As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent that it distributes its taxable income to its stockholders. To maintain qualification as a REIT, the Company must distribute at least 90% of its annual REIT taxable income to its stockholders and meet certain other requirements such as assets it may hold, income it may generate and its stockholder composition. It is the Company's policy to distribute all or substantially all of its REIT taxable income. To the extent there is any undistributed REIT taxable income at the end of a year, the Company can elect to distribute such shortfall within the next year as permitted by the Code.

Effective January 1, 2014, CHMI Solutions elected to be taxed as a corporation for U.S. federal income tax purposes; prior to this date, CHMI Solutions was a disregarded entity for U.S. federal income tax purposes. CHMI Solutions has jointly elected with the Company, the ultimate beneficial owner of CHMI Sub-REIT, to be treated as a TRS of the Company, and all activities conducted through CHMI Solutions and its wholly-owned subsidiary, Aurora, are subject to federal and state income taxes. CHMI Solutions files a consolidated tax return with Aurora and is fully taxed as a U.S. C-Corporation.

The state and local tax jurisdictions for which the Company is subject to tax filing obligations recognize the Company's status as a REIT, and therefore, the Company generally does not pay income tax in such jurisdictions. CHMI Solutions and Aurora are subject to U.S. federal, state and local income taxes. All of the Company's pre-tax book income is from U.S. domestic sources.

The components of the Company's income tax expense (benefit) are as follows for the periods indicated below (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
Deferred federal income tax expense	$ 1,940	$ 3,623	$ 280
Deferred state income tax expense	257	479	243
Provision for Corporate Business Taxes	**$ 2,197**	**$ 4,102**	**$ 523**

The following is a reconciliation of the statutory federal rate to the effective rate, for the periods indicated below (dollars in thousands):

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
Computed income tax expense (benefit) at federal rate	$ 1,919	21.0%	$ 3,425	21.0%	$ (7,336)	21.0%
State and local income taxes, net of federal income tax effect [B]	197	2.2%	374	2.3%	229	(0.7)%
Nontaxable or nondeductible items						
REIT income not subject to tax expense (benefit)	80	0.9%	302	1.9%	7,630	(21.8)%
Other	1	-%	1	-%	-	-%
Provision for Corporate Business Taxes/Effective Tax Rate[A]	$ 2,197	24.1%	$ 4,102	25.2%	$ 523	(1.5)%

(A)   The provision for income taxes is recorded at the TRS level.
(B)   The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, Maryland and New York for 2025, 2024 and 2023, respectively.

The amount of cash taxes paid by the Company for the year ended December 31, 2025 was $49 thousand and was primarily comprised of state related income taxes.

The Company's consolidated balance sheets contain the following income taxes recoverable and deferred tax assets, which are recorded at the TRS level (dollars in thousands):

	December 31, 2025	December 31, 2024
Deferred tax assets (liabilities)		
Deferred tax - mortgage servicing rights	$ (11,580)	$ (6,907)
Deferred tax - net operating loss	20,303	17,828
Total net deferred tax assets	$ 8,723	$ 10,921

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. The Company had net operating losses ("NOLs") of $87.7 million as of December 31, 2025, which were created subsequent to 2017 and can be carried forward indefinitely. As of December 31, 2025, the Company believes it is more likely than not that it will fully realize its deferred tax assets. Deferred tax assets are included in "Receivables and other assets" in the consolidated balance sheets.

Based on the Company's evaluation, the Company has concluded that there are no significant liabilities for unrecognized tax benefits required to be reported in the Company's consolidated financial statements. Additionally, there were no amounts accrued for penalties or interest as of or during the periods presented in these consolidated financial statements.

The Company's 2024, 2023, and 2022 federal, state and local income tax returns remain open for examination by the relevant authorities.

Distributions to stockholders generally will be primarily taxable as ordinary income, although a portion of such distributions may be designated as qualified dividend income or may constitute a return of capital. The Company furnishes annually to each stockholder a statement setting forth distributions paid during the preceding year and their U.S. federal income tax treatment.

Common Stock distributions for the years indicated below were taxable as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
Dividends per share	$ 0.55 [A]	$ 0.60 [B]	$ 0.84 [C]
Ordinary income	25%	50%	95%
Long-term capital gain	-%	-%	-%
Return of capital	75%	50%	5%

(A)   The entire $0.10 per share dividend declared in December 2025 and paid in January 2026 is treated as received by stockholders in 2026
(B)   The entire $0.15 per share dividend declared in December 2024 and paid in January 2025 is treated as received by stockholders in 2025
(C)   The entire $0.15 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024

Series A Preferred Stock distributions for the years indicated below were taxable as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
Dividends per share	$ 2.05 [A]	$ 2.05 [B]	$ 2.05 [C]
Ordinary income	100%	100%	100%
Long-term capital gain	-%	-%	-%
Return of capital	-%	-%	-%

(A)   The entire $0.51 per share dividend declared in December 2025 and paid in January 2026 is treated as received by stockholders in 2026
(B)   The entire $0.51 per share dividend declared in December 2024 and paid in January 2025 is treated as received by stockholders in 2025
(C)   The entire $0.51 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024

Series B Preferred Stock distributions for the years indicated below were taxable as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
Dividends per share	$ 2.60 [A]	$ 2.46 [B]	$ 2.06 [C]
Ordinary income	100%	100%	100%
Long-term capital gain	-%	-%	-%
Return of capital	-%	-%	-%

(A)   The entire $0.63 per share dividend declared in December 2025 and paid in January 2026 is treated as received by stockholders in 2026
(B)   The entire $0.67 per share dividend declared in December 2024 and paid in January 2025 is treated as received by stockholders in 2025
(C)   The entire $0.52 per share dividend declared in December 2023 and paid in January 2024 is treated as received by stockholders in 2024

Note 16 — Subsequent Events

Events subsequent to December 31, 2025, not otherwise described herein, were evaluated and no additional events were identified requiring further disclosure in the consolidated financial statements.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Disclosure Controls and Procedures. The Company's President and Chief Executive Officer and the Company's Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Based on such evaluation, the Company's President and Chief Executive Officer and the Company's Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting. There have been no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

-     pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

-     provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in the 2013 Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements included in this Annual Report on Form 10-K and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2025, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Cherry Hill Mortgage Investment Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Cherry Hill Mortgage Investment Corporation and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cherry Hill Mortgage Investment Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, NY

March 5, 2026

Item 9B.   **Other Information**

Our directors and officers (as defined in Exchange Act Rule 16a-1(f)) may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act. On September 10, 2025, Sharon Cook, a director of the Company, adopted a written plan for the sale of up to 19,369 shares of our common stock. The plan commenced on September 10, 2025 and is scheduled to expire on September 10, 2026 or on any earlier date on which all of the share have been sold. This plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this item is incorporated herein by reference to the Company's Definitive Proxy Statement on Schedule 14A relating to its 2025 annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2025.

Item 11.   **Executive Compensation**

The information required by this item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by Item 403 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

The information required by Item 201(d) of Regulation S-K is included in Item 5 of Part II of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 14.   **Principal Accountant Fees and Services**

The information required by this item is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules**

Documents filed as part of the report

The following documents are filed as part of this Annual Report on Form 10-K:

1.   Financial Statements.

The consolidated financial statements of the Company, together with the independent registered public accounting firm's report thereon, are set forth in this Annual Report on Form 10-K and are incorporated herein by reference. See "Item 8. Consolidated Financial Statements and Supplementary Data", filed herewith, for a list of financial statements.

2.   Financial Statement Schedule.

All financial statement schedules have been omitted because the required information is not applicable or deemed not material, or the required information is presented in the consolidated financial statements and/or in the notes to the consolidated financial statements filed in response to Item 8 of this Annual Report on Form 10-K.

3.   Exhibits.

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Cherry Hill Mortgage Investment Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form S-11 (Registration No. 333-188214) filed with the SEC on June 10, 2013).
3.2	Second Amended and Restated Bylaws of Cherry Hill Mortgage Investment Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 26, 2023).
3.4	Articles Supplementary designating the Company's 8.20% Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A (File No. 001-36099) filed with the SEC on August 16, 2017).
3.5	Articles Supplementary classifying and designating 1,270,000 additional shares of the Company's 8.20% Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36099) filed with the SEC on April 5, 2018).
3.6	Articles Supplementary designating the Company's 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-A (File No. 001-36099) filed with the SEC on February 8, 2019).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration No. 333-188214) filed with the SEC on May 29, 2013).
4.2	Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 7, 2024).

Exhibit Number	Description
10.7+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration No. 333-188214) filed with the SEC on May 29, 2013).
10.8+	Cherry Hill Mortgage Investment Corporation 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form S-11 (Registration No. 333-188214) filed with the SEC on June 10, 2013).
10.9	Agreement of Limited Partnership of Cherry Hill Operating Partnership, LP, dated as of April 25, 2013 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration No. 333-188214) filed with the SEC on May 29, 2013).
10.10	First Amendment to Agreement of Limited Partnership of Cherry Hill Operating Partnership, LP, dated August 16, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36099) filed with the SEC on August 16, 2017).
10.11	Second Amendment to Agreement of Limited Partnership of Cherry Hill Operating Partnership, LP, dated April 5, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36099) filed with the SEC on April 5, 2018).
10.12	Third Amendment to Agreement of Limited Partnership of Cherry Hill Operating Partnership, LP, dated February 8, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36099) filed with the SEC on February 8, 2019).
10.13+	Form of LTIP Unit Vesting Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form S-11 (Registration No. 333-188214) filed with the SEC on June 10, 2013).
10.14+	Form of Unrestricted Non-Employee Director Stock Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36099) filed with the SEC on January 27, 2014).
10.15+	Form of Restricted Non-Employee Director Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36099) filed with the SEC on January 27, 2014).
10.16+	Cherry Hill Mortgage Investment Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 (Registration No. 333-273002) filed with the SEC on June 29, 2023).
10.17+	Offer Letter to Jeffrey B. Lown II, dated November 14, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 20, 2024).
10.19+	Offer Letter to Julian B. Evans, dated November 14, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 20, 2024).
10.20+	Offer Letter to Apeksha Patel, dated May 27, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2025).
10.21+	Offer Letter to Susan Healey, dated June 23, 2025 (incorporated by reference to the Company's current report on Form 8-K filed with the SEC on July 29, 2025).
10.22	At Market Issuance Sale Agreement, dated August 31, 2018, by and among Cherry Hill Mortgage Investment Corporation and JMP Securities LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2018).

Exhibit Number	Description
10.23	Amendment No. 1 to At Market Issuance Sale Agreement, dated August 25, 2021, by and among Cherry Hill Mortgage Investment Corporation and JMP Securities LLC (incorporated by reference to Exhibit 1.3 to the Company's Annual Report on Form 10-K filed with the SEC on March 7, 2024).
10.24	Amendment No. 2 to At Market Issuance Sale Agreement, dated November 4, 2022, by and among Cherry Hill Mortgage Investment Corporation and JMP Securities LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on November 7, 2022).
10.25	At Market Issuance Sales Agreement, dated August 9, 2024, by and among Cherry Hill Mortgage Investment Corporation and BTIG, LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on August 9, 2024).
10.26	Amendment No. 3 to At Market Issuance Sales Agreement, dated August 9, 2024, by and among Cherry Hill Mortgage Investment Corporation and Citizens JMP Securities, LLC (incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K filed with the SEC on August 9, 2024).
10.27+	Cherry Hill Mortgage Investment Corporation Executive Severance Plan, effective March 12, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 12, 2025)
19*	Insider Trading Policy
21.1*	Subsidiaries of Cherry Hill Mortgage Investment Corporation.
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97	Cherry Hill Mortgage Investment Corporation Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed with the SEC on March 7, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File - cover page XBRL tags are embedded within the Inline XBRL document

* Filed herewith.

+ This document has been identified as a management contract or compensatory plan or arrangement.

Item 16.   **Form 10-K Summary**

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cherry Hill Mortgage Investment Corporation

Date: March 5, 2026

By: /s/ Jeffrey Lown II
Jeffrey Lown II
President and Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 5, 2026	By:	/s/ Jeffrey Lown II
		Jeffrey Lown II
		President and Chief Executive Officer and Director
		(Principal Executive Officer)

Date: March 5, 2026	By:	/s/ Apeksha Patel
		Apeksha Patel
		Chief Financial Officer and Treasurer
		(Principal Financial and Accounting Officer)

Date: March 5, 2026	By:	/s/ Joseph Murin
		Joseph Murin
		Director

Date: March 5, 2026	By:	/s/ Robert C. Mercer, Jr.
		Robert C. Mercer, Jr.
		Director

Date: March 5, 2026	By:	/s/ Sharon Lee Cook
		Sharon Lee Cook
		Director

Date: March 5, 2026	By:	/s/ Dale Hoffman
		Dale Hoffman
		Director

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